EXECUTION VERSION (REDACTED)

AMENDED AND RESTATED CREDIT AGREEMENT

made as of

August 9, 2021

among

PRETIUM RESOURCES INC.

as Borrower

and

THE LENDERS FROM TIME TO TIME PARTIES HERETO

as Lenders

and

THE BANK OF NOVA SCOTIA

as Administrative Agent

and

THE BANK OF NOVA SCOTIA, ING CAPITAL LLC and SG AMERICAS SECURITIES, LLC

as Joint Lead Arrangers and Joint Bookrunners

and

ING CAPITAL LLC and SG AMERICAS SECURITIES, LLC

as Co-Syndication Agents

Pretium Resources Inc. – Credit Agreement

- i -	Pretium Resources Inc. – Credit Agreement

ARTICLE 5 AFFIRMATIVE COVENANTS		84
5.1	Covenants.	84
ARTICLE 6 NEGATIVE COVENANTS		93
6.1	Negative Covenants.	93
ARTICLE 7 EVENTS OF DEFAULT		98
7.1	Events of Default.	98
ARTICLE 8 THE ADMINISTRATIVE AGENT		102
8.1	Appointment of Administrative Agent.	102
8.2	Secured Parties.	102
8.3	Limitation of Duties of Administrative Agent.	103
8.4	Lack of Reliance on the Administrative Agent.	103
8.5	Certain Rights of the Administrative Agent.	104
8.6	Reliance by Administrative Agent.	104
8.7	Indemnification of Administrative Agent.	104
8.8	The Administrative Agent in its Individual Capacity.	105
8.9	May Treat Lender as Owner.	105
8.10	Successor Administrative Agent.	105
8.11	No Independent Legal Action.	106
8.12	Joint Lead Arrangers.	106
8.13	Erroneous Payments by the Administrative Agent.	106
ARTICLE 9 MISCELLANEOUS		109
9.1	Notices.	109
9.2	Waivers; Amendments.	111
9.3	Expenses; Indemnity; Damage Waiver.	112
9.4	Successors and Assigns.	114
9.5	Anti-Money Laundering Legislation.	116
9.6	Acknowledgement and Consent to Bail-In of EEA Financial Institutions.	117
9.7	Survival.	117
9.8	Counterparts.	118
9.9	Entire Agreement.	118
9.10	Severability.	118
9.11	Right of Set Off.	118
9.12	Governing Law.	119
9.13	Attornment.	119
9.14	Service of Process.	119
9.15	WAIVER OF JURY TRIAL.	119
9.16	Confidentiality.	119
9.17	No Strict Construction.	120
9.18	Paramountcy.	120
9.19	Excluded Swap Obligations.	120
9.20	LIMITATION OF LIABILITY.	120

- ii -	Pretium Resources Inc. – Credit Agreement

Exhibits:

Exhibit A	-	Form of Borrowing Request
Exhibit B	-	Form of Compliance Certificate
Exhibit C	-	Form of Assignment and Assumption Agreement
Exhibit D	-	Form of Subordination Agreement

Schedules:

Schedule 1.1(A)	-	Security Documents
Schedule 1.1(B)	-	Royalty Liens
Schedule 2.1	-	Lenders and Commitments
Schedule 3.1(3)	-	Governmental Approvals; No Conflicts
Schedule 3.1(5)	-	Litigation
Schedule 3.1(10)	-	Real Property
Schedule 3.1(12)	-	Benefit Plans
Schedule 3.1(13)	-	Expropriation
Schedule 3.1(14)	-	Subsidiaries
Schedule 3.1(17)	-	Material Contracts
Schedule 3.1(18)	-	Environmental Matters
Schedule 3.1(19)	-	Employee Matters
Schedule 3.1(29)	-	Jurisdictions
Schedule 3.1(30)	-	Mine Safety
Schedule 4.1(14)	-	Capital Table and Corporate Structure Chart
Schedule 5.1(8)	-	Post-Closing Requirements
Schedule 6.1(11)	-	Restrictive Agreements
Schedule 9.1	-	Lender and LC Issuer Contact Information

- iii -	Pretium Resources Inc. – Credit Agreement

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AMENDED AND RESTATED CREDIT AGREEMENT made as of August 9, 2021 is made among Pretium Resources Inc., as Borrower, the Lenders from time to time parties hereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, and The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners, and ING Capital LLC and SG Americas Securities, LLC, as Co-Syndication Agents.

RECITALS

WHEREAS the Borrower, the Administrative Agent, and certain financial institutions (the “Original Lenders”), as lenders, the Joint Lead Arrangers and Joint Bookrunners and the Co-Syndication Agents entered into a Credit Agreement dated as of December 18, 2018 (as amended by a first amending agreement dated as of April 15, 2021, the “Original Credit Agreement”).

AND WHEREAS the Borrower, the Administrative Agent, the Lenders the Joint Lead Arrangers and Joint Bookrunners and the Co-Syndication Agents wish to amend and restate the Original Credit Agreement in its entirety as set forth herein (the “Amendment and Restatement”).

AND WHEREAS certain of the Original Lenders (the “Exiting Lenders”) do not wish to agree to amend and restate the Original Credit Agreement and wish to cease to be Lenders thereunder concurrently with and subject to (i) the effectiveness of the Amendment and Restatement on the Closing Date and (ii) the repayment of all Borrowings and other Secured Liabilities of the Borrower outstanding to the Exiting Lenders under the Original Credit Agreement on the Closing Date (collectively, the “Exiting Lender Liabilities”);

AND WHEREAS the terms of the Original Credit Agreement provide for the pro rata repayment of all Borrowings and other Secured Liabilities (each as defined in the Original Credit Agreement) outstanding to the Lenders thereunder;

AND WHEREAS, notwithstanding the requirements of the Original Credit Agreement with respect to pro rata repayment of such Borrowings and Secured Liabilities, the Administrative Agent and each of the other Lenders under the Original Credit Agreement have agreed to consent to the departure of the Exiting Lenders and the repayment of the Exiting Lender Liabilities;

AND WHEREAS effective on the Closing Date, (i) the Original Credit Agreement is to be amended and restated pursuant to this Agreement, and (ii) all Borrowings and other Secured Liabilities (each as defined in the Original Credit Agreement) other than the Exiting Lender Liabilities, shall continue as Borrowings and Secured Liabilities under this Agreement;

NOW THEREFORE, in return for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each party hereto, the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions.

In this Agreement:

“0890696” means 0890696 B.C. Ltd., a British Columbia corporation.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Abandonment Property” means, collectively, any real property interests, mineral claims, mineral or mining leases or mineral exploration licenses in respect of which an Obligor has determined, in accordance with prudent mining and business practices, that it is not economical to mine minerals therefrom and which such Obligor, accordingly, intends to abandon, surrender, relinquish or allow to lapse, whether by way of ceasing to maintain any Authorizations in respect thereof, or otherwise, provided that no part of the Material Brucejack Mine Real Property shall constitute “Abandonment Property” for the purposes of this Agreement.

“Acceptance Fee” means a fee payable by the Borrower to the Administrative Agent for the account of a Lender in Canadian Dollars with respect to the acceptance of a B/A or the making of a B/A Equivalent Loan, calculated on the face amount of the B/A or the B/A Equivalent Loan at a rate per annum equal to the Applicable Margin from time to time in effect on the basis of the actual number of days in the applicable Contract Period (including the date of acceptance and excluding the date of maturity) and a year of 365 days, (it being agreed that the Applicable Margin in respect of a B/A Equivalent Loan is equivalent to the Applicable Margin otherwise applicable to the B/A Borrowing which has been replaced by the making of such B/A Equivalent Loan pursuant to Section 2.11(8)).

“Acquisition” means any transaction, or any series of related transactions, consummated after the Closing Date, by which any Obligor directly or indirectly, by means of a takeover bid, tender offer, amalgamation, merger, purchase of assets or otherwise:

(a)	acquires any business (including any division of a business) or all or substantially all of the assets of any Person engaged in any business;

(b)	acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body;

(c)	acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body; or

(d)	otherwise acquires Control of a Person engaged in a business.

“Activation Notice” has the meaning set out in Section 5.1(11)(d).

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 8.10.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with, such Person.

“Agency Fee Letter” means the fee letter dated as of December 18, 2018 among The Bank of Nova Scotia and the Borrower relating to the payment of certain fees.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Agreement” means this credit agreement and all the Exhibits and the Schedules attached hereto.

“Amortization Payments” means, collectively, the mandatory repayments of the Term Loans required to be made pursuant to Section 2.7(2).

“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws, whether within Canada or elsewhere, including any regulations, guidelines or orders thereunder having force of law.

“Anti-Corruption Laws” means all Applicable Laws of any jurisdiction applicable to the Borrower or its Subsidiaries from time to time concerning or relating to bribery or corruption, including the Corruption of Foreign Public Officials Acts (Canada), the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010.

“Applicable Laws” means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority, in each case having the force of law and which are legally binding on the Person referred to in the context in which such term is used; and “Applicable Law” means any one or more of the foregoing.

“Applicable Margin” means the applicable rate per annum, expressed as a percentage, set out in the relevant column and row of the table below, based on the Net Leverage Ratio (Applicable Margin) as at the most recent Quarterly Date with respect to which the Borrower has delivered financial information to the Administrative Agent pursuant to Section 5.1(1).

Level	Net Leverage Ratio (Applicable Margin)	B/A Borrowing, LIBO Rate Loan or Financial Letter of Credit	Canadian Prime Loan or Base Rate Loan	Non-Financial Letter of Credit	Standby Fee
I	≤ 1.00x	2.50%	1.50%	1.6668%	0.5625%
II	> 1.00x and ≤ 2.00x	2.75%	1.75%	1.8334%	0.6188%
III	> 2.00x and ≤ 2.50x	3.00%	2.00%	2.00%	0.6750%
IV	> 2.50x and ≤ 3.00x	3.25%	2.25%	2.1668%	0.7313%
V	> 3.00x	3.50%	2.50%	2.3334%	0.7875%

Pretium Resources Inc. – Amended and Restated Credit Agreement

As of the Closing Date, the initial Applicable Margin shall be based upon the Net Leverage Ratio (Applicable Margin) calculated on a pro forma basis as set out in the Compliance Certificate of the Borrower delivered to the Administrative Agent pursuant to Section 4.1(10). Thereafter, the Applicable Margin shall change (to the extent necessary, if any) on each date on which the financial statements and Compliance Certificate of the Borrower are delivered to the Administrative Agent pursuant to Section 5.1(1) to reflect any change in the Net Leverage Ratio (Applicable Margin) effective as of the date of such financial statements, based upon the financial statements for the immediately preceding Rolling Period, or if such day is not a Business Day, then the first Business Day thereafter; provided that, with respect to any Bankers’ Acceptance outstanding on the effective date of any such change in Applicable Margin, any change in the Applicable Margin with respect thereto shall become applicable thereto only upon the next rollover or conversion of such Bankers’ Acceptance after such change. Notwithstanding the foregoing, if at any time the Borrower fails to deliver financial statements and the certificate of the Borrower as required by Section 5.1(1) on or before the date which is 3 Business Days after the date required for delivery thereof pursuant to Section 5.1(1) (without regard to any further grace period), the Applicable Margin shall be the highest margins provided for in the above grid from the date such financial statements are due pursuant to Section 5.1(1) (without regard to grace periods) through the date the Administrative Agent receives the financial statements and Compliance Certificate that are then due pursuant to Section 5.1(1).

“Applicable Percentage” means, in respect of any Lender at any time, with respect to a Credit or all Credits, the percentage of such Credit or of all Credits, as the case may be, which such Lender has agreed to make available to the Borrower at such time, determined by dividing such Lender’s Commitment in respect of such Credit or of all Credits, as the case may be, by the aggregate of all of the Lenders’ Commitments with respect to such Credit or all Credits, as the case may be; provided that, in the case of Section 2.21 when a Defaulting Lender shall exist, “Applicable Percentage” shall mean the percentage of the total Commitments (disregarding any Defaulting Lender’s Commitment) represented by such Lender’s Commitment. If any Commitments have terminated or expired, the Applicable Percentages in respect of the terminated or expired Commitments shall be determined based upon the relevant Commitments most recently in effect (prior to their termination or expiry), giving effect to any assignments and to any Lender’s status as a Defaulting Lender at the time of determination.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in the form of Exhibit C or any other form approved by the Administrative Agent.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, determination, direction, decree or no action letter of or from any Governmental Authority having jurisdiction over such Person and having the force of law.

“B/A Borrowing” means a Borrowing comprised of one or more Bankers’ Acceptances or, as applicable, B/A Equivalent Loans. For greater certainty, unless the context requires otherwise, all provisions of this Agreement which are applicable to Bankers’ Acceptances are also applicable, mutatis mutandis, to B/A Equivalent Loans.

“B/A Equivalent Loan” has the meaning set out in Section 2.11(8).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankers’ Acceptance” and “B/A” mean an instrument denominated in Canadian Dollars, drawn by the Borrower and accepted by a Lender in accordance with this Agreement, and includes a “depository note” within the meaning of the Depository Bills and Notes Act (Canada) and a bill of exchange within the meaning of the Bills of Exchange Act (Canada).

“Base Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its base rate at its principal office in Toronto, Ontario on such day for determining interest rates on U.S. Dollar-denominated commercial loans made in Canada, and (b) the Federal Funds Effective Rate plus 0.50%.

“Base Rate Borrowing” means a Borrowing comprised of one or more Base Rate Loans.

“Base Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the Base Rate.

“Benefit Plans” means any written retirement, savings, profit sharing, health, medical, dental, disability, life insurance, welfare or other employee benefit plan, program, policy or practice, whether funded or unfunded, registered or unregistered, which is sponsored, maintained or contributed to or required to be contributed to by any Obligor or under which any Obligor has any actual or contingent liability, other than a Pension Plan.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“Borrower” or “Pretium” means Pretium Resources Inc., a British Columbia corporation.

“Borrower’s Knowledge”, when modifying a representation, warranty or other statement of an Obligor, means that (a) the fact or situation described therein is within the actual knowledge of a Responsible Officer of the Borrower or (b) with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) the fact or situation described therein would have been known by a Responsible Officer of the Borrower, and the words “Knowledge”, “knowledge of” and “known” when used with respect to an Obligor shall have the same or a correlative meaning.

“Borrowing” means any extension of any Loan, the issuance of a Letter of Credit (or any amendment thereto or renewal or extension thereof) and a rollover or conversion of any outstanding Loan.

“Borrowing Request” has the meaning set out in Section 2.3(1).

“Brucejack Mine” means the high grade gold underground mine located in northwestern British Columbia approximately 65 kilometres north of Stewart, British Columbia, comprised of 4 mining leases and 6 mineral claims currently totaling 3,304 hectares in area and commonly known as the “Brucejack Mine”.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Brucejack Mine Property” means, collectively, all of the property, assets, undertaking and rights of the Obligors in and relating to the Brucejack Mine, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Material Brucejack Mine Real Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property, in each case relating to the Material Brucejack Mine Real Property; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Obligors related to any of the foregoing.

“Business” means (a) the ownership, maintenance and operation of the Brucejack Mine, (b) the exploration for, and exploitation and processing of, other precious metal mineral deposits in the Americas or any other Permitted Jurisdiction and (c) any business or activity that is the same, similar or otherwise reasonably related, ancillary or complementary thereto.

“Business Day” means any day that is not (a) a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Toronto, Ontario or Vancouver, British Columbia, or (b) in the case of any U.S. Dollar-denominated Borrowing, any other statutory holiday in New York, New York, or (c) in the case of any LIBO Rate Loan any other statutory holiday in London, England.

“Canadian Dollars” and “Cdn. $” refer to lawful money of Canada.

“Canadian Prime Borrowing” means a Borrowing comprised of one or more Canadian Prime Loans.

“Canadian Prime Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon the Canadian Prime Rate.

“Canadian Prime Rate” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar-denominated commercial loans in Canada, and (b) the annual rate of interest equal to the sum of (i) the one-month CDOR Rate in effect on such day, plus (ii) 1.00%; provided that if the Canadian Prime Rate is at any time less than zero, the Canadian Prime Rate shall be deemed to be zero for the purposes of this Agreement.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Balance” means, at any time, the aggregate amount of cash and Cash Equivalents held by the Borrower at such time and not subject to a voluntary Lien (other than the Security or customary account documentation), determined on a Consolidated basis.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Cash Equivalents” means any of the following:

(a)	direct obligations of, or obligations the principal of and interest on which are fully guaranteed or insured by, the Government of Canada or the United States of America (or of any Canadian province, American state or by any agency thereof to the extent such obligations are backed by the full faith and credit of any such Government), in each case maturing within one year from the date of acquisition thereof;

(b)	investments in certificates of deposit, bankers’ acceptances and time deposits maturing within one year from the date of acquisition thereof issued or guaranteed or insured by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or the United States of America (or of any Canadian province or American State) which has a combined capital surplus and undivided profits of not less than Cdn.$500,000,000 (or the Equivalent Amount in U.S. Dollars);

(c)	marketable and freely tradeable securities evidencing direct obligations of corporations, hospitals, municipal boards or school boards having, at the date of acquisition, a rating from Moody’s of A 2 or from S&P of A, in each case maturing within one year from the date of acquisition thereof; or

(d)	deposits in bank accounts made in the ordinary course of business and otherwise permitted hereunder.

“Cash Management Services” means any one or more of the following types of services or facilities provided to any Obligor by a Lender or any Lender Affiliate (a) ACH transactions, (b) cash management services, including controlled disbursement services, treasury, depository, overdraft, and electronic funds transfer services, (c) credit card processing services, (d) credit or debit cards, and (e) purchase cards.

“CDOR Rate” means, on any day and for any period, an annual rate of interest equal to the average rate applicable to Canadian Dollar bankers’ acceptances for the applicable period appearing on the Reuters Screen CDOR Page at approximately 10:00 a.m., on such day, or if such day is not a Business Day, then on the immediately preceding Business Day; provided that:

(a)	if such rate does not appear on the Reuters Screen CDOR Page on such day as contemplated, then the CDOR Rate on such day shall be calculated as the rate for such period applicable to Canadian Dollar bankers’ acceptances quoted by the Administrative Agent as of 10:00 a.m., on such day or, if such day is not a Business Day, then on the immediately preceding Business Day; and

(b)	if such rate is less than zero then the CDOR Rate shall be deemed to be zero.

“Change in Control” means (a) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or otherwise in concert, of beneficial ownership of Equity Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Securities of the Borrower, (b) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither (i) nominated, appointed or approved by the board of directors of the Borrower nor (ii) appointed or approved by directors so nominated, (c) the acquisition of direct or indirect Control of the Borrower by any Person or group of Persons acting jointly or otherwise in concert; or (d) the Borrower ceasing to own, legally and beneficially, all of the issued and outstanding Equity Securities of each of 0890696 and Pretium Exploration.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Change in Law” means after the Closing Date (i) the adoption or taking effect of any new Applicable Law, (ii) any change in any existing Applicable Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority, or (iii) the making or issuance of any applicable request, rule, guideline or directive (whether or not having the force of law, but in the case of a request, guideline or directive not having the force of law, being a request, guideline or directive with which the affected Person customarily complies) by any Governmental Authority.

“Closing Date” means the date upon which all of the conditions precedent for the effectiveness of this Agreement and the availability of the initial Borrowings set out in Section 4.1 have been satisfied or waived in writing by all of the Lenders.

“Closing Date Security Documents” means the materials described as such in Schedule 1.1(A).

“Code” means the United States Internal Revenue Code of 1986.

“Collateral” means the property described in and subject to the Liens, privileges, priorities and security interests purported to be created by any Security Document.

“Commitment” means, with respect to each Lender, the commitment(s) of such Lender to make Revolving Loans or Term Loans hereunder as, in the case of the Revolving Credit Commitments, such commitment may be reduced from time to time pursuant to Sections 2.6 or 2.7(1), and as such commitment(s) may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The initial amount(s) of each Lender’s Commitment(s) are set out in Schedule 2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment(s), as applicable. The initial aggregate amount of (a) the Revolving Credit Commitments is U.S. $250,000,000, and (b) the Term Credit Commitments is U.S. $100,000,000.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a certificate of the Borrower in the form attached hereto as Exhibit B, signed by a Responsible Officer of the Borrower.

“Consolidated” means, when used with respect to any financial term, financial covenant, financial ratio or financial statement, such financial term, financial covenant, financial ratio or financial statement calculated, prepared or determined, as applicable, for the Borrower on a consolidated basis in accordance with GAAP consistently applied.

“Contract Period” means the term of a B/A Borrowing selected by the Borrower in accordance with Section 2.3(1)(iv) commencing on the date of such B/A Borrowing and expiring on a Business Day which shall be either one month, three months or, if available, as determined by the Administrative Agent in good faith, such other terms as may be requested by the Borrower and approved unanimously by the Revolving Facility Lenders; provided that (a) subject to clause (b) of this definition, each such period shall be subject to such extensions or reductions as may be determined by the Administrative Agent to ensure that each Contract Period will expire on a Business Day, and (b) no Contract Period shall extend beyond the Maturity Date.

“Control” means, in respect of a particular Person, the power, directly or indirectly, to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise (other than by way of security). “Controlling” and “Controlled” have meanings correlative thereto.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Cover”, when required by this Agreement for LC Exposure, shall be effected by paying to the Administrative Agent in immediately available funds, to be held by the Administrative Agent in one or more collateral accounts maintained by the Administrative Agent at its Payment Office and collaterally assigned as security, amounts in Canadian Dollars and U.S. Dollars, equal to, as applicable, the maximum amount of LC Exposure in such currencies available for drawing at such time. Such amounts shall be retained by the Administrative Agent in such collateral accounts until such time as the applicable Letters of Credit shall have expired or matured and Reimbursement Obligations, if any, with respect thereto shall have been fully satisfied; provided that if any such Reimbursement Obligations are not satisfied when due hereunder, the Administrative Agent may apply any amounts in such collateral accounts against such Reimbursement Obligations.

“Credits” means, collectively, the Revolving Credit and the Term Credit, and “Credit” means any one of the Credits.

“Currency Excess Amount” has the meaning set out in Section 2.9(2).

“Debenture” means a mortgage, charge and security agreement charging all of the Obligors real and personal property, including the Brucejack Mine Property, in form and substance satisfactory to the Administrative Agent.

“Default” means any event or condition that constitutes an Event of Default or that, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Loans or participations in Letters of Credit required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder, or has notified the Administrative Agent that it intends not to fund any of the foregoing, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, (c) has failed, within three (3) Business Days after request by the Administrative Agent, to confirm that it will comply with the terms of this Agreement relating to its Commitments, provided that such Lender shall cease to be a Defaulting Lender under this clause (c) upon the Administrative Agent’s receipt of such confirmation, (d) has defaulted under its funding obligations under any other lending commitment with any other Person (other than as a result of a good faith dispute thereunder), or (e) has been declared insolvent by any Governmental Authority pursuant to a court order or become the subject of a bankruptcy or insolvency proceeding; provided that a Lender shall cease to be a Defaulting Lender when the aforementioned criteria no longer apply to it.

“Defined Benefit Plan” means any Pension Plan which contains a “defined benefit provision”, as defined in Section 147.1(1) of the Income Tax Act.

“Depreciation Expense” means, with respect to any period, the collective depreciation, depletion and amortization expense of the Borrower for such period, determined on a Consolidated basis.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Discount Proceeds” means, for any B/A (or, as applicable, any B/A Equivalent Loan), an amount (rounded to the nearest whole cent, and with one-half of one cent being rounded up) calculated on the applicable date of Borrowing by multiplying:

(a)	the face amount of the B/A (or, as applicable, the undiscounted amount of the B/A Equivalent Loan); by

(b)	the quotient of one divided by the sum of one plus the product of:

(i)	the Discount Rate (expressed as a decimal) applicable to such B/A (or as applicable, such B/A Equivalent Loan); multiplied by

(ii)	a fraction, the numerator of which is the Contract Period of the B/A (or, as applicable, the B/A Equivalent Loan) and the denominator of which is 365,

with such quotient being rounded up or down to the nearest fifth decimal place, and with .000005 being rounded up.

“Discount Rate” means, with respect to either a B/A for a particular Contract Period being purchased by a Lender on any day or a B/A Equivalent Loan being made by a Lender on any day, (a) for any Lender which is a Schedule I bank under the Bank Act (Canada), the CDOR Rate on such day for such Contract Period, and (b) for any other Lender, the lesser of:

(iii)	the CDOR Rate on such day for such Contract Period, plus 0.10%; and

(iv)	the percentage discount rate quoted by such Lender as the percentage discount rate at which such Lender would, in accordance with its normal practices, at or about 10:00 a.m. on such date, be prepared to purchase Bankers’ Acceptances or make B/A Equivalent Loans having a face amount and term comparable to the face amount and term of such B/A or B/A Equivalent Loan.

“Disposition” means, with respect to any Person, the sale, lease, license, transfer, assignment or other disposition of all or any portion of the business, assets, or property of such Person, whether real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions and the verb “Dispose” has a correlative meaning.

“EBITDA” means, for any period, an amount equal to Net Income for such period minus, to the extent included in such Net Income (but without duplication):

(a)	any non-cash income and gains;

(b)	any cash expenses and losses to the extent previously added back to EBITDA in a prior period as a non-cash expense or loss under clause (g) below; and

(c)	any extraordinary or non-recurring income and gains;

plus, to the extent deducted from such Net Income (but without duplication):

(d)	Interest Expense;

(e)	Income Tax Expense;

(f)	Depreciation Expense;

(g)	any other non-cash expenses and losses (including impairments and unrealized mark-to-market losses under Hedging Arrangements); and

Pretium Resources Inc. – Amended and Restated Credit Agreement

(h)	any extraordinary or non-recurring charges, expenses or losses,

all determined on a Consolidated basis; provided that:

(i)	in respect of (i) each Person which has become a Subsidiary in such period, or (ii) an Acquisition of assets in such period, EBITDA shall be determined as if (A) such Person had been a Subsidiary during the entire such period, or (B) such EBITDA producing assets had been possessed by such Person during the entire such period, as applicable (in each case, other than for purposes of calculating Excess Cash Flow); and

(j)	in respect of (i) each Person which has ceased to be a Subsidiary in such period, or (ii) a disposition or sale of assets during such period, EBITDA shall be determined as if (A) such Person had not been a Subsidiary during the entire such period, or (B) such EBITDA producing assets had not been possessed by such Person during the entire such period, as applicable.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, Norway and the United Kingdom, should it cease to be a member of the European Union.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Environmental Assessment” means, collectively, (a) the Decision Statement dated July 30, 2015 issued under Section 54 of the Canadian Environmental Assessment Act, 2012 by the Minister of the Environment, Canada, and (b) the British Columbia Environmental Assessment Certificate #M15-01 issued March 26, 2015, as amended from time to time.

“Environmental Laws” means all Applicable Laws specifically relating to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any hazardous substance or contaminant, or to occupational health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Obligor resulting from or based upon (a) the violation of any Environmental Laws, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, or (d) any Release.

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Equivalent Amount” means, with respect to any specified amount of currency other than U.S. Dollars, the amount of U.S. Dollars that may be purchased with such amount of other currency at the relevant spot wholesale transactions buying rate of the Administrative Agent for the purchase of U.S. Dollars with such other currency.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Loss” means any loss, destruction or damage or any condemnation, seizure or taking by exercise of the power of eminent domain of any tangible property, assets or undertaking forming part of the Brucejack Mine Property which occurs subsequent to the Closing Date.

“Events of Default” has the meaning set out in Section 7.1.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that a court of competent jurisdiction determines that, all or a portion of a Guarantee of such Guarantor of, or the grant by such Guarantor of a Lien to secure, such Swap Obligation (or any Guarantee thereof) is or has become illegal as a result of the extra-territorial application to the Guarantor of the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) and by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time such Guarantee or Lien becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or Lien is or becomes illegal.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (i) income or franchise Taxes imposed by a jurisdiction on (or measured by) such recipient’s net income and capital Taxes imposed by a jurisdiction on (or measured by) such recipient’s taxable capital, in each case by reason of the recipient being organized under the Applicable Laws of, or having its principal office or applicable lending office located in, such jurisdiction, or Other Connection Taxes, (ii) any US federal withholding tax under FATCA, and (iii) any withholding tax that is attributable to such recipient’s failure to comply with Section 2.15(7) of this Agreement.

“Existing Royalty” means the 1.2% net smelter return royalty granted in favour of Franco-Nevada Corporation on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver pursuant to:

(a)	Net Smelter Returns Royalty dated August 31, 2001 between Newhawk Gold Mines Ltd and Black Hawk Mining Inc.;

(b)	Confirmation, Novation and Amending Agreement dated May 13, 2013 between Pretium Exploration, B2Gold Corp. and Franco-Nevada Corporation; and

Pretium Resources Inc. – Amended and Restated Credit Agreement

(c)	Royalty Assignment dated May 13, 2013 between B2Gold Corp. and Franco-Nevada Corporation.

“Fair Market Value” means (a) with respect to any asset or group of assets (other than a marketable security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, or, if such asset shall have been the subject of a relatively contemporaneous appraisal by an independent third party appraiser, the basic assumptions underlying which have not materially changed since its date, the value set out in such appraisal, and (b) with respect to any marketable security at any date, the closing sale price of such marketable security on the Business Day immediately preceding such date, as appearing in any published list issued by a national securities exchange or, if there is no such closing sale price of such marketable security, the final price for the purchase of such marketable security at face value quoted on such Business Day by a financial institution of recognized standing which regularly deals in securities of such type.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantially comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(l) of the Code (or any amended or successor version described above) and any intergovernmental agreements implementing any of the foregoing and related legislation or official administrative rules or practices with respect thereto.

“Federal Funds Effective Rate” means, for any day, the per annum rate equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System of the United States of America, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Board of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it; and if, in either case, that rate is less than zero, the Federal Funds Effective Rate shall be deemed to be zero.

“Fee Letter” means the letter dated as of August 9, 2021 among the Joint Lead Arrangers and the Borrower relating to the payment of certain fees.

“Financial Letter of Credit” means a Letter of Credit that serves as a payment guarantee of an Obligor’s financial obligations. For the avoidance of doubt, any Letter of Credit which serves as a guarantee of an Obligor’s performance obligations (other than financial obligations) shall not be a Financial Letter of Credit.

[OMITTED DEFINITION]

[OMITTED DEFINITION]

[OMITTED DEFINITION]

“Fiscal Quarter” means any fiscal quarter of the Borrower.

“Fiscal Year” means any fiscal year of the Borrower.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“GAAP” means, with respect to any Person, generally accepted accounting principles in Canada as in effect from time to time with respect to such Person, including International Financial Reporting Standards.

“Governmental Authority” means the Government of Canada, any other nation or supra-national body (such as the European Union) or any political subdivision thereof, whether provincial, regional, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements.

“GSA” means the multi-party general security agreement dated December 18, 2018 between each Obligor from time to time party thereto and the Administrative Agent for the benefit of the Secured Parties constituting a first-priority Lien (subject to Permitted Liens) over all present and after acquired personal property, and an uncrystallised floating charge over all real property, of each grantor, including all Equity Interests in which each grantor has any right, title or interest and an assignment of each grantor’s rights under all insurance policies held by it.

“Guarantee” of or by any Person (in this definition, the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing any Indebtedness or other obligation of any other Person (in this definition, the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect:

(a)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of the primary obligor (including by agreement to purchase assets, goods, securities or services, or maintain the financial condition of, the primary obligor);

(b)	to maintain working capital, equity capital solvency or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation;

(c)	as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or other obligation; or

(d)	for the liabilities of a partnership by virtue of the guarantor’s partnership interest therein.

The term Guarantee shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee in respect of Indebtedness shall be deemed to be an amount equal to the stated or determinable amount of the related Indebtedness (unless the Guarantee is limited by its terms to a lesser amount, in which case to the extent of such amount) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof.

“Guarantor” means the Borrower (in respect of the Obligations of its Subsidiaries under the Loan Documents) and each of its present and future Subsidiaries. As at the Closing Date, the Guarantors are the Borrower, Pretium Exploration and 0890696.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent or material which is or becomes listed, regulated or addressed under any Environmental Laws (including asbestos, petroleum and polychlorinated biphenyls).

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Hedging Arrangement” means any arrangement which is a present or future swap, hedging, foreign exchange or other derivative transaction which constitutes a precious metal or other commodity hedging transaction (but, for certainty, does not include a Restricted Forward Sale Agreement), forward foreign exchange transaction, basis swap, forward rate transaction, interest rate option, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any similar transaction (including any option with respect to any of such transactions or arrangements) designed and entered into to protect or mitigate against risks in interest, currency exchange or commodity price fluctuations. For the avoidance of doubt, a master ISDA agreement and the schedules thereto shall not in and of itself constitute a Hedging Arrangement, but each confirmation entered into thereunder shall, collectively therewith, constitute a Hedging Arrangement.

“Hostile Acquisition” means a proposed Acquisition by any Obligor in circumstances in which the Target shall not have, prior to the date of such Acquisition, evidenced its agreement or agreement in principle to such Acquisition by means of (a) a definitive agreement of purchase and sale, (b) a letter of intent in respect thereof, or (c) any other document, instrument, opinion or other writing satisfactory to the Lenders.

“ICE Benchmark Administration Interest Settlement Rate” means, with respect to any period, the London interbank offered rate for U.S. Dollar deposits with maturities comparable to such period administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate).

“Inchoate Lien” means, with respect to any property or asset of any Person, the following:

(a)	any Lien for Taxes, assessments or governmental charges not yet due or which are the subject of Permitted Contest; and

(b)	undetermined or inchoate Liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to Applicable Law against such Person’s property or assets or which relate to obligations not due or delinquent.

“Income Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Income Tax Expense” means, with respect to any period, the aggregate of all taxes on income of the Borrower for such period, whether current or deferred and net of any incentive or similar tax credits, determined on a Consolidated basis.

“Indebtedness” of any Person means, without duplication:

(a)	all obligations of such Person for borrowed money;

(b)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(c)	all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person;

(d)	all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(e)	all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed (provided that the amount attributable to such Person as Indebtedness shall be the then applicable Fair Market Value of the property secured by such Lien);

(f)	all Guarantees by such Person of Indebtedness of others;

(g)	all Capital Lease Obligations of such Person;

(h)	all obligations, contingent or otherwise, of such Person as an account party in respect of surety bonds, letters of credit and letters of guarantee (other than documentary or trade letters of credit and letters of guarantee issued in support of current accounts payable incurred in the ordinary course of business);

(i)	all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances;

(j)	all exposures of such Person under Restricted Forward Sale Agreements (after taking into account and off-setting all amounts owed by or exposures of the counterparty to such Person under such Restricted Forward Sale Agreements in accordance with normal market practices (using the mark-to-market method whenever applicable)); provided that, the exposure of such Person under a Restricted Forward Sale Agreement to deliver a variable quantity of the precious metal or other commodity in question at defined intervals based on the realized or spot price will be deemed to be the nominal value of such Restricted Forward Sale Agreement at inception less an amount equal to the exposure that has been repaid or amortized (by way of deliveries of the relevant commodity or otherwise) at the relevant time;

(k)	the amount then due and owing by such Person under Hedging Arrangements calculated on an aggregate net basis after taking into account all amounts owed by the counterparty to such Person in accordance with the applicable Hedging Arrangements; provided that if the amount due and owing by such Person so determined hereunder is a negative number (that is, on an aggregate net basis, an amount is owing to such Person under Hedging Agreements), such amount will be deemed to be zero; and

(l)	all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, at the option of the holder thereof, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends.

For certainty, Indebtedness shall not include (i) issued share capital or surplus (subject to paragraph (l) above), (ii) reserves for deferred Taxes or general contingencies, (iii) minority interests in subsidiaries, (iv) liabilities for royalties, or (v) unsecured trade payables incurred in the ordinary course of business.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Indemnified Taxes” means all Taxes other than Excluded Taxes.

“Indemnitee” has the meaning specified in Section 9.3(2).

“Indenture Trustee Confirmation” means the confirmation dated as of December 18, 2018, as acknowledged and confirmed as of or about the Closing Date, granted in favour of the Secured Parties by US Bank, National Association, as indenture trustee for the holders of the March 2022 2.5% Convertible Notes, which acknowledges and confirms that the Secured Parties are beneficiaries of the subordination terms of the March 2022 2.5% Convertible Notes.

“Insolvent Defaulting Lender” means any Defaulting Lender that (a) has been adjudicated as, or determined by an Governmental Authority having regulatory authority over such Person or its assets to be, insolvent, (b) becomes the subject of an insolvency, bankruptcy, dissolution, liquidation or reorganization proceeding, or (c) becomes the subject of an appointment of a receiver, receiver and manager, monitor, trustee or liquidator under the Bank Act (Canada) or any applicable bankruptcy, insolvency or similar law now existing or hereafter enacted; provided that a Lender shall not be an Insolvent Defaulting Lender solely by virtue of the ownership or acquisition by a Governmental Authority of an instrumentality thereof of any Equity Securities in such Lender or a parent company thereof unless such ownership or acquisition results in a Governmental Authority having Control over such Lender or by virtue of an Undisclosed Administration.

“Interest Coverage Ratio” means, with respect to any Rolling Period, the ratio of (a) EBITDA for such Rolling Period, to (b) Interest Expense for such Rolling Period.

“Interest Expense” means, with respect to any period, the interest expense paid by the Borrower in cash (and, for the purpose of calculating EBITDA, to also include non-cash interest) for such period, determined on a Consolidated basis.

“Interest Payment Date” means, (a) in the case of any Canadian Prime Loan or Base Rate Loan, the first Business Day of each month, and (b) in the case of a LIBO Rate Loan, the last day of each Interest Period relating to such LIBO Rate Loan, provided that if an Interest Period for any LIBO Rate Loan is of a duration exceeding 90 days, then “Interest Payment Date” shall also include each date which occurs at each 90-day interval during such Interest Period.

“Interest Period” means, with respect to a LIBO Rate Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is 30, 90 or 180 days (or, with the consent of each Lender, 270 or 365 days) thereafter, as the Borrower may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, and (c) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or rollover of such Borrowing.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Investment” means, as applied to any Person (the “investor”), any direct or indirect:

(a)	purchase or other acquisition by the investor of Equity Securities of any other Person or any beneficial interest therein, including, for certainty, the incorporation of any subsidiary of such Person;

(b)	purchase or other acquisition by the investor of bonds, notes, debentures or other debt securities of any other Person or any beneficial interest therein;

(c)	loan or advance to any other Person, other than (i) advances to employees for expenses incurred in the ordinary course of business, and (ii) accounts receivable arising from sales or services rendered to such other Person in the ordinary course of the investor’s business; and

(d)	capital contribution by the investor to any other Person,

provided that an Acquisition shall not constitute an Investment.

“Joint Lead Arrangers” means, collectively, The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC, in their capacities as Joint Lead Arrangers hereunder.

“LC Disbursement” means a payment made by an LC Issuer pursuant to a Letter of Credit issued by such LC Issuer.

“LC Exposure” means, at any time, the sum of (a) the U.S. $ Amount of the aggregate undrawn amount of all outstanding Letters of Credit at such time, plus (b) the U.S. $ Amount of the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Revolving Credit Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

“LC Issuers” means The Bank of Nova Scotia, Societe Generale and ING Capital LLC, each in its capacity as an issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.19(9) and “LC Issuer” means any one of them. An LC Issuer may arrange for one or more Letters of Credit to be issued by Affiliates of such LC Issuer acceptable to the Borrower (such acceptance not to be unreasonably withheld or delayed), in which case the terms “LC Issuers” and “LC Issuer” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Lender” means any Lender having a Commitment hereunder or a Loan outstanding hereunder.

“Lender Affiliate” means, with respect to any Lender, an Affiliate of such Lender.

“Lenders” means the Persons listed as lenders on Schedule 2.1 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender and each LC Issuer.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Lender Termination Date” means the first date on which:

(a)	all Commitments have expired or been terminated;

(b)	the principal of and interest on each Loan and all fees, indemnities and other amounts payable hereunder and in connection therewith shall have been paid in full; and

(c)	all Letters of Credit shall have either (x) expired or terminated and all LC Disbursements shall have been reimbursed or (y) in the case of contingent reimbursement obligations with respect to Letters of Credit, Letter of Credit Collateralization shall have been provided.

“Letter of Credit” means any standby or documentary letter of credit issued pursuant to this Agreement.

“Letter of Credit Collateralization” means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to the Administrative Agent, to be held by the Administrative Agent for the benefit of the Lenders in an amount equal to 100% of the then existing LC Exposure, (b) delivering to Administrative Agent documentation executed by all beneficiaries under the Letters of Credit, in form and substance reasonably satisfactory to the Administrative Agent and each of the LC Issuers of such Letters of Credit, terminating all of such beneficiaries’ rights under the Letters of Credit, or (c) providing Administrative Agent with a standby letter of credit, in form and substance reasonably satisfactory to Administrative Agent, from a commercial bank reasonably acceptable to Administrative Agent in an amount equal to 100% of the then existing LC Exposure.

“LIBO Rate Borrowing” means a Borrowing comprised of one or more LIBO Rate Loans.

“LIBO Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the LIBO Rate.

“LIBO Rate” means, with respect to any LIBO Rate Loan for any Interest Period, either:

(a)	the applicable ICE Benchmark Administration Interest Settlement Rate as at 11:45 a.m. London, England time (subject to any intra-day refixing and republication) two Business Days prior to the first day of such Interest Period; or

(b)	if the rate in paragraph (a) of this definition is not available for any particular day, the interest rate per annum offered to the Administrative Agent for London interbank deposits of U.S. Dollars, for delivery in immediately available funds on the first day of such Interest Period, of amounts comparable to the principal amount of the LIBOR Loan to which such LIBOR Rate is to apply with maturities comparable to the Interest Period for which such LIBO Rate will apply as of approximately 11:45 a.m. (London, England time) two Business Days prior to the first day of such Interest Period, and if, in either case, that rate is less than zero, the LIBO Rate shall be deemed to be zero.

“Lien” means any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest, right of set-off (to the extent such right secures the payment or performance of an obligation) or other agreement or arrangement having the effect of creating an interest in any property as security for the payment or performance of an obligation.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Life of Mine Plan” means, at any time, the most recent annual written plan (in Excel format) summarising a forecast of the development, operation and maintenance of (i) the Brucejack Mine, and (ii) any other mines or mining operations that may be acquired or developed by the Obligors from time to time, and shall cover a detailed mine plan and schedule for ore tonnes and grade, waste movements, treatment schedule, production of Saleable Product, capital, operating, and reclamation costs, together with reasonable estimates of cash flows and other costs and expenses (including corporate costs) with respect to each of the foregoing.

“Liquidity” means, at any time, an amount equal to:

(a)	the Cash Balance, plus

(b)	the excess amount, if any, of the Revolving Commitments over the Revolving Credit Exposure.

“Limited Obligor” means each Obligor which is incorporated or otherwise organized under the laws of a jurisdiction having restrictions imposed by such jurisdiction’s Governmental Authority on the amount of currency that may be imported into or exported out of such jurisdiction.

“Loan” means any loan made by the Lenders to the Borrower pursuant to this Agreement, and includes any B/A accepted (and any B/A Equivalent Loan advanced) by any Lender hereunder.

“Loan Documents” means this Agreement, the Security Documents, the Borrowing Requests and the Agency Fee Letter, together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of any Obligor (as applicable) hereunder or thereunder) now or hereafter entered into by the Obligors in connection with this Agreement (including any document, instrument or agreement with respect to any Secured Hedging Arrangement and Secured Cash Management Services), as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

“March 2022 2.5% Convertible Notes” means the U.S. $100 million aggregate principal amount unsecured convertible senior subordinated notes which bear cash interest semi-annually at a rate of 2.25% per annum issued by the Borrower on or about February 14, 2017 and due March, 2022.

“Mark-to-Market Exposure” means, in relation to any Person on any date, the amount payable by such Person under a Hedging Arrangement, after taking into account any relevant netting provisions, if such day were an “Early Termination Date” and the “Transaction” were a “Terminated Transaction” in accordance with the payment measure provided for in the 2002 ISDA Master Agreement (Multicurrency-Cross Border) as published by the International Swaps and Derivatives Association, Inc., as amended or replaced from time to time;

“Material Adverse Change” means any event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Material Adverse Effect” means a material adverse effect on:

(a)	the business, assets, operations, prospects or condition, financial or otherwise, of the Obligors taken as a whole;

(b)	the validity or enforceability of any of the Loan Documents, the priority of the Liens created thereby or the rights and remedies of the Administrative Agent and the Lenders thereunder, in each case taken as a whole, or

(c)	the ability of the Obligors, taken as a whole, to perform their material obligations under the Loan Documents,

provided that, for certainty, any event or change resulting from a decrease in the price of commodities generally shall not result in a Material Adverse Effect unless, in the reasonable opinion of the Lenders, such event or change has a materially greater effect on the Obligors as compared to other precious metals mining companies of similar size operating in one or more of the jurisdictions in which the Obligors operate.

“Material Brucejack Mine Authorizations” means all Authorizations (including the Environmental Assessment) required to enable the Obligors to own, use and operate the Brucejack Mine substantially in accordance with the Life of Mine Plan pertaining thereto.

“Material Brucejack Mine Real Property” means, at any time, any and all:

(a)	freehold interests in real property;

(b)	leasehold interests in real property;

(c)	easements, rights of way, licences of use or occupation and similar rights and interests or rights of use in or in respect of real property;

(d)	mining leases and mineral claims; and

(e)	all buildings, structures, improvements, appurtenances and fixtures situate on or affixed to any of the real property referenced in paragraphs (a) through (d) above,

that are necessary at such time to own, maintain, repair and operate the Brucejack Mine substantially in accordance with, and as then contemplated by, the Life of Mine Plan with respect to the Brucejack Mine.

“Material Contract” means (a) the contracts, licences and agreements listed and described on Schedule 3.1(17), and (b) any other contract, licence or agreement (i) to which any Obligor is a party or bound, (ii) which is (A) required for the ownership, maintenance, repair and operation of the Brucejack Mine substantially in accordance with, and as then contemplated by, the Life of Mine Plan with respect to the Brucejack Mine or (B) otherwise material to, or necessary in, the operation of any material part of the Business, taken as a whole, and (iii) the loss, early termination or absence of which would have a Material Adverse Effect.

“Material Indebtedness” means any Indebtedness (other than the Loans and Indebtedness among Obligors) of any one or more Obligors in an aggregate principal amount exceeding U.S. $10,000,000.

“Maturity Date” means August 8, 2025.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Mineral Tax Act” means the Mineral Tax Act, RSBC 1996, c.291 as in force on the date hereof.

“Mineral Tax Payable” means the mineral tax payable by the Borrower in respect of the Brucejack Mine under the Mineral Tax Act as determined in the discretion of the Province of British Columbia and includes adjustments for any underpayments or overpayments as determined by the Province of British Columbia as a result of an assessment or audit or a decision on any appeal by the Borrower of Mineral Tax Payable under the Mineral Tax Act.

“Minimum Tangible Net Worth” means the sum of:

(a)	U.S. $574,904,000, being the amount equal to 75% of Tangible Net Worth as of January 1, 2021; plus

(b)	50% of the positive Net Income, if any, for each Fiscal Quarter from and including the Fiscal Quarter ending March 31, 2021,

provided that, for purposes of this definition, if Net Income in any Fiscal Quarter is a negative amount, it shall be deemed to be equal to zero.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any period, the net income of the Borrower for such period, determined on a Consolidated basis.

“Net Indebtedness (Applicable Margin)” means, at any time, Total Indebtedness less the Cash Balance, in each case, as at such time.

“Net Indebtedness (Covenant)” means, at any time, Total Indebtedness less the greater of (a) the Cash Balance minus $50,000,000, and (b) zero, in each case, as at such time.

“Net Insurance Proceeds” means the aggregate cash proceeds of any insurance policy received by any Obligor in respect of any Event of Loss after deducting therefrom (i) all reasonable and documented fees, costs and expenses (including legal and accounting fees) incurred in connection with the collection of such proceeds and (ii) any amounts retained by or paid to parties having superior rights to such proceeds (to the extent such superior rights are permitted hereunder).

“Net Leverage Ratio (Applicable Margin)” means, at any time, the ratio of (a) Net Indebtedness (Applicable Margin) at such time to (b) EBITDA for the most recently completed Rolling Period. By way of example and for the avoidance of doubt, the Net Leverage Ratio (Applicable Margin) on the Closing Date shall be equal to the ratio of Net Indebtedness (Applicable Margin) on the Closing Date to EBITDA for the Rolling Period ended on June 30, 2021.

“Net Leverage Ratio (Covenant)” means, at any time, the ratio of (a) Net Indebtedness (Covenant) at such time to (b) EBITDA for the most recently completed Rolling Period. By way of example and for the avoidance of doubt, the Net Leverage Ratio (Covenant) on the Closing Date shall be equal to the ratio of Net Indebtedness (Covenant) on the Closing Date to EBITDA for the Rolling Period ended on June 30, 2021.

“Non-Consenting Lender” means a Lender that has not provided its consent to a waiver of, or amendment to, any provision of the Loan Documents where requested to do so by Borrower or the Administrative Agent if (a) such waiver or amendment requires the consent of all the Lenders, and (b) the Required Lenders have consented to such waiver or amendment.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Non-Financial Letter of Credit” means any Letter of Credit other than a Financial Letter of Credit.

“Obligor Guarantee” means the unlimited multi-party guarantee dated December 18, 2018 and delivered by each of the Obligors in favour of the Administrative Agent with respect to the debts, liabilities and obligations of each other Obligor under the Loan Documents, as amended, supplemented, restated or replaced from time to time.

“Obligors” means, collectively, the Borrower and the Guarantors, and “Obligor” means any one of them.

“Original Credit Agreement” has the meaning set out in the recitals hereto.

“Original Security Documents” means the materials described as such in Schedule 1.1(A).

“Other Connection Taxes” means, in respect of the Administrative Agent, any Lender, any LC Issuer or any other recipient of any payment by or on account of any obligation of the Borrower hereunder, Taxes imposed as a result of a present or former connection between such Person and the jurisdiction imposing such Tax (other than connections arising from such Person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, exercised or enforced its rights under, engaged in any other transaction pursuant to this Agreement or any other Loan Document, or sold or assigned an interest in this Agreement or any other Loan Document).

“Participant” has the meaning set out in Section 9.4(5).

“Party” means a party to this Agreement and reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Payment Office” means the Administrative Agent’s office located at Global Wholesale Services - Loan Administration & Agency Operations, 720 King Street West, 2nd Floor, Toronto, Ontario M5V 2T3, Attention: Senior Manager (or such other office or individual as the Administrative Agent may hereafter designate in writing to the other parties hereto).

“Pension Plan” means a pension plan which is or was sponsored, administered or contributed to, or required to be contributed to by, any Obligor or under which any Obligor has any actual or contingent liability, other than a pension plan administered by a Governmental Authority.

“Permitted Acquisition” means any Acquisition by any Obligor:

(a)	where no Default or Event of Default has occurred and is continuing or would be caused thereby;

(b)	which is of a Person carrying on a business which is the same as or related to the business carried on by the Obligors (or if an asset Acquisition, is of assets used or useful in a business which is the same as or related to the business carried on by the Obligors);

Pretium Resources Inc. – Amended and Restated Credit Agreement

(c)	in respect of which the Borrower has provided a certificate of a Responsible Officer of the Borrower containing information satisfactory to the Lenders (acting reasonably) regarding the cost of such Acquisition, the projected earnings of such Acquisition, the financial and acquisition structure of such Acquisition, audited financial statements of the Target for the previous 2 years, and financial projections, on a quarterly basis, for the next 2 years;

(d)	in respect of which the Lenders will have:

(i)	a first-priority Lien (subject only to Permitted Liens) over the assets to be acquired; and

(ii)	if such Acquisition is an Acquisition of Equity Securities of any Person, a full recourse guarantee (by way of accession to the Obligor Guarantee) from, a first-priority Lien (subject only to Permitted Liens) over the assets of, such Person and its subsidiaries and a first-priority Lien from the applicable Obligors over the Equity Interests of such Person, in each case, in accordance with the requirements of Section 5.1(11);

(e)	in respect of which the Borrower has certified to the Administrative Agent (showing all calculations) that the Borrower will be in compliance with the financial covenants in Section 5.1(13) on a pro forma basis immediately after giving effect to such Acquisition;

(f)	where if such Acquisition is an Acquisition of Equity Securities of any Person:

(i)	such Person is organized under the laws of, and its material assets and operations are located in, a Permitted Jurisdiction;

(ii)	the acquiring Obligor acquires not less than 75% of the Equity Securities of such Person;

(g)	where if such Acquisition is not an Acquisition of Equity Securities of any Person, all material assets being acquired pursuant to such Acquisition are located exclusively in one or more Permitted Jurisdictions; and

(h)	where if the consideration for such Acquisition is payable in cash or property other than common shares of the Borrower, the aggregate cost of such non-share consideration, when totalled with the aggregate cost of such non-share consideration of all other such Acquisitions made since the Closing Date, does not exceed U.S. $100,000,000, provided that, notwithstanding the foregoing a Hostile Acquisition shall not be a Permitted Acquisition.

“Permitted Affiliate Indebtedness” means unsecured Indebtedness of an Obligor to any Affiliate thereof that is subject to a Subordination Agreement.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Permitted Contest” means action taken by or on behalf of an Obligor in good faith and by appropriate proceedings to contest a Tax, a judgment, a Lien or other claim, provided that:

(a)	such Obligor (and, in the case of a Subsidiary of the Borrower, the Borrower on a consolidated basis) has established reasonable reserves therefor if and to the extent required by GAAP and not resulting in a qualification by the Borrower’s auditors;

(b)	in the case of a judgment or Lien, the same shall not be executed on or enforced against any of the assets of any Obligor during the period any such judgment or Lien is being contested; and

(c)	proceeding with such contest would not:

(i)	materially impair (A) the continued ownership, maintenance or operation of the Brucejack Mine substantially in accordance with the Life of Mine Plan pertaining thereto, or (B) the operation of any other material part of the Business, taken as a whole; or

(ii)	reasonably be expected to have a Material Adverse Effect.

[OMITTED DEFINITION]

“Permitted Indebtedness” means:

(a)	any Indebtedness under a Loan Document;

(b)	any Indebtedness of an Obligor to any other Obligor (other than a Limited Obligor);

(c)	any Guarantee by an Obligor of Indebtedness of any other Obligor (other than a Limited Obligor) if such Indebtedness is permitted under this Agreement (other than Permitted Indebtedness referred to in paragraph (f) of this definition, unless such Indebtedness was guaranteed prior to, and not in contemplation of, such Person becoming an Obligor and it otherwise constituted Permitted Indebtedness hereunder);

(d)	Permitted Unsecured Indebtedness;

(e)	Capital Lease Obligations and Indebtedness secured by Purchase Money Liens in an aggregate principal amount not exceeding U.S. $40,000,000 at any time outstanding;

(f)	any Indebtedness:

(i)	of any Person that becomes an Obligor after the Closing Date; or

(ii)	assumed by an Obligor after the Closing Date,

in connection with a Permitted Acquisition, provided that such Indebtedness exists at the time of such Permitted Acquisition and is not created in contemplation of or in connection with such Permitted Acquisition;

(g)	any Indebtedness in respect of judgments that do not result in an Event of Default under Section 7.1(j);

(h)	Secured Hedging Obligations;

(i)	Secured Cash Management Obligations;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(j)	Permitted Affiliate Indebtedness;

(k)	Indebtedness comprising deposits received from customers in the ordinary course of business;

(l)	Indebtedness in respect of performance bonds, reclamation bonds, surety bonds, appeal bonds, completion guarantees or like instruments (including letters of credit or guarantee) securing mine closure, asset retirement, environmental reclamation or other obligations (or reimbursement of indemnification obligations in connection therewith) to the extent imposed or required under Applicable Law or by any Governmental Authority in connection with the Brucejack Mine or otherwise in connection with the ordinary course conduct of the Business; and

(m)	other Indebtedness not already referred to in paragraphs (a) through (l) above, in an aggregate principal amount (for all such Indebtedness referred to in this paragraph (m)) not exceeding U.S. $20,000,000 at any time outstanding.

“Permitted Jurisdiction” means Canada or the United States of America (or any province or state thereof), Australia, the United Kingdom or any member State of the European Union.

“Permitted Liens” means:

(a)	Liens in favour of the Administrative Agent for the benefit of the Secured Parties for the obligations of any Obligor under or pursuant to the Loan Documents;

(b)	Purchase Money Liens and Liens in respect of Capital Leases securing Permitted Indebtedness referred to in paragraph (e) of the definition thereof;

(c)	with respect to a Permitted Acquisition, Liens securing Permitted Indebtedness referred to in subparagraph (f)(i) of the definition thereof (provided that in connection with the Acquisition of Equity Securities of a Target, no Lien is permitted over the Equity Securities of such Target);

(d)	Liens over cash collateral securing Permitted Indebtedness referred to in subparagraph (l) of the definition thereof;

(e)	Liens securing Permitted Indebtedness referred to in paragraph (m) of the definition thereof;

(f)	Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are the subject of a Permitted Contest;

(g)	Liens arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are the subject of a Permitted Contest;

(h)	Liens created, granted or incurred in the ordinary course of business to secure (i) workers’ compensation, surety or appeal bonds, letters of credit, costs of arbitration or litigation where required by Applicable Law and public and statutory obligations, or (ii) the discharge of Liens or claims incidental to construction or mechanics’, construction, warehouseman’s, carriers’ and other similar Liens;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(i)	Liens and charges incidental to construction or current operations (including, without limitation, carrier’s, warehouseman’s, mechanics’, construction, builder’s, materialmen’s and repairmen’s Liens) (i) that have not at such time been filed or registered pursuant to Applicable Law or of which written notice has not been duly given in accordance with Applicable Law, or (ii) which, although filed or registered, or in respect of which such notice has been given, relate to obligations not yet due and delinquent or that are the subject of a Permitted Contest;

(j)	statutory Liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation;

(k)	any Inchoate Lien;

(l)	Liens or deposits to secure the performance of bids, tenders, expropriation proceedings, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the ordinary course of business;

(m)	any development or similar agreements concerning real property of such Person entered into with a Governmental Authority or public utility from time to time which do not and will not in the aggregate materially and adversely affect the Security Documents or materially impair the use of such real property in the operation of the business of such Person, and which are not violated in any material respect;

(n)	minor defects that may be revealed by an up-to-date plan of survey of any real property and any registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights or interests in land granted to or reserved by other Persons, rights of way for sewers, electricity lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property, which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions, in all such cases, do not individually or in the aggregate materially impair the usefulness of any such property to the extent required for (i) the operation of and commercial production from the Brucejack Mine substantially in accordance with the Life of Mine Plan pertaining thereto, or (ii) the ongoing operation of any other material part of the Business taken as a whole;

(o)	Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Obligor be prosecuting an appeal or proceeding for review in good faith and by appropriate proceedings and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(p)	the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(q)	securities to public utilities or to any municipalities or Governmental Authorities or other public authority when required by the utility, municipality or Governmental Authorities or other public authority in connection with the supply of services or utilities to the Obligors;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(r)	Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not materially and adversely affect the use of the lands by any Obligor;

(s)	the Existing Royalty, ● and other Liens consisting of royalties payable with respect to any asset or property of the Obligors existing as of the Closing Date and listed on Schedule 1.1(B) or otherwise acquired pursuant to a Permitted Acquisition;

(t)	statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Obligor under Environmental Laws to which any assets of such Obligor are subject;

(u)	Liens comprised of customary rights of set-off or combination of accounts with respect to deposits and/or accounts;

(v)	Liens on concentrates, minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of the Borrower’s or any of its subsidiaries’ portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are the subject of a Permitted Contest;

(w)	the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants of real or immoveable property;

(x)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(y)	applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(z)	any extension, renewal or replacement of any of the foregoing;

(aa)	Liens in favour of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; and

(bb)	Liens relating to fuel or other inventory consumed in the operation of the Business and stored on-site at the Brucejack Mine (regardless of whether such fuel or other inventory is delivered on consignment or subject to other retention of ownership rights or encumbrances).

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Permitted Unsecured Indebtedness” means (i) the Indebtedness under the March 2022 2.5% Convertible Notes and (ii) other unsecured Indebtedness of the Borrower, in an aggregate principal amount for all such Indebtedness not exceeding U.S. $150,000,000 at any time outstanding; provided that:

(a)	at the time of incurrence of any such Indebtedness referred to in clause (ii) above, no Default or Event of Default has occurred and is continuing;

(b)	prior to the incurrence of any such Indebtedness referred to in clause (ii) above, the Administrative Agent shall have received a Compliance Certificate prepared on a pro forma basis after giving effect to the incurrence of such confirming compliance with the financial covenants set out in Section 5.1(13);

(c)	there are no scheduled principal amortization payments (including any sinking fund therefor) on such Indebtedness prior to the maturity date of such Indebtedness;

(d)	except for the March 2022 2.5% Convertible Notes, such Indebtedness shall have a scheduled maturity date at least one year beyond the Maturity Date in effect as of the date such Indebtedness is advanced; and

(e)	no material terms applicable to such Indebtedness referred to in clause (ii) above (including the covenants, events of default and subordination provisions thereof, but excluding the pricing thereof or requirement for a rating from a rating agency in respect thereof) are materially less favourable to Borrower than the terms that are applicable hereunder.

“Person” includes any natural person, corporation, company, limited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

“Post-Closing Requirements” has the meaning set out in Section 5.1(8).

“Pretium Exploration” means Pretium Exploration Inc.

“Purchase Money Lien” means a Lien taken or reserved in personal property to secure payment of all or part of its purchase price (or to secure financing to fund such purchase price), provided that such Lien (a) secures an amount not exceeding the purchase price of such personal property, (b) extends only to such personal property and its proceeds, and (c) is granted prior to or within 30 days after the purchase of such personal property.

“Quarterly Date” means each of the last day of each of March, June, September, and December in each calendar year.

“Register” has the meaning set out in Section 9.4(3).

“Reimbursement Obligations” means, at any date, the obligation of the Borrower to reimburse the Administrative Agent for the account of the applicable LC Issuer for any LC Disbursement.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Release” is to be broadly interpreted and means any actual discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage, disposal or other release into the environment of any Hazardous Material which is in breach of any applicable Environmental Law.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Required Lenders” means, at any time, Lenders having Revolving Credit Exposures, Term Credit Exposures, and unused and uncancelled Commitments representing at least 66⅔% of the sum of the total Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time; provided that (a) from and after the Lender Termination Date, “Required Lenders” means Secured Hedge Counterparties and Secured Cash Management Providers holding Secured Hedging Obligations and Secured Cash Management Obligations representing at least 66⅔% of the sum of all Secured Hedging Obligations and Secured Cash Management Obligations, and (b) if there are only two Lenders having Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time, “Required Lenders” shall mean both such Lenders.

“Responsible Officer” means, with respect to any Person, the chairman, the president, any vice president, the chief executive officer, the chief operating officer, general counsel or secretary, and, in respect of financial or accounting matters, any chief financial officer, principal accounting officer, treasurer or controller of such Person.

“Restricted Forward Sale Agreement” means any agreement by a Person to sell forward a quantity of precious metal or other commodity at a discount to current market rates where payment of proceeds is made to such Person, in whole or in part, prior to the date on which such metal or commodity was mined or extracted by such Person.

“Restricted Payment” means, with respect to any Person, any payment by such Person (whether in cash or in kind, and whether by way of actual payment, set-off, counterclaim or otherwise):

(a)	of any dividend, distribution or return of capital with respect to its Equity Securities;

(b)	on account of the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities;

(c)	of any principal of or interest or premium on any Subordinated Indebtedness of such Person;

(d)	of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to

(i)	any director or officer of such Person (but excluding (i) ordinary course wages, (ii) bonuses and severance paid in the ordinary course of business and materially consistent with prudent industry practice, (iii) reimbursements for reasonable and ordinary course out-of-pocket expenses related to the business incurred by a director or officer in accordance with the policies of the Obligors then in effect and governing such reimbursements, and (iv) in the case of the Borrower, compensation payable pursuant to any written employment agreement approved by the board of directors and materially consistent with prudent industry practice); and

(ii)	any Affiliate of such Person or director or officer thereof; or

Pretium Resources Inc. – Amended and Restated Credit Agreement

(e)	for the purpose of setting apart any property for a sinking, defeasance or other analogous fund for any of the payments referenced above.

“Revolving Credit” means the revolving credit facility established pursuant to the Revolving Credit Commitments of the Revolving Credit Lenders.

“Revolving Credit Commitment” has the meaning set out in Section 2.1(1).

“Revolving Credit Exposure” means, with respect to any Lender at any time, the sum of (a) the U.S. $ Amount of the outstanding principal amount of such Lender’s Revolving Loans at such time, and (b) such Lender’s LC Exposure and Swingline Exposure at such time.

“Revolving Credit Lender” means any Lender having a Revolving Credit Commitment hereunder or a Revolving Loan outstanding hereunder.

“Revolving Loan” has the meaning set out in Section 2.1(1), and shall include Swingline Loans.

“Rolling Period” means each Fiscal Quarter taken together with the three immediately preceding Fiscal Quarters.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc.

“Saleable Product” means all present and future marketable metal bearing material (including gold and silver bearing material, doré bullion and refined gold and silver) mined, extracted, and recovered from the Brucejack Mine.

“Sanctioned Country” means, at any time, a country or state (or subdivision thereof) which is itself the subject or target of any Sanctions.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Governmental Authority having jurisdiction over the Borrower or any of its Subsidiaries (including the U.S. government and, if and to the extent applicable, the Australian government and those sanctions or trade embargoes administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or, if and to the extent applicable, the Australian Department of Foreign Affairs and Trade).

“Sanctioned Person” means, at any time, (a) any Person listed or designated as such (or the equivalent thereof) on any list maintained by any Governmental Authority in respect of any Sanction, (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person that is owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).

“Secured Cash Management Obligations” means all indebtedness arising under or in connection with any Secured Cash Management Services.

“Secured Cash Management Provider” means any Lender in its capacity as a provider of Cash Management Services. For the avoidance of doubt, a Person that ceases to be a Lender (other than upon a Lender Termination Date) shall cease to be a Secured Cash Management Provider.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Secured Cash Management Service” means any Cash Management Service provided by a Secured Cash Management Provider to an Obligor.

“Secured Hedge Collateralization” means providing cash collateral to the applicable Secured Hedge Counterparty (pursuant to documentation reasonably satisfactory to the applicable Secured Hedge Counterparty) in an amount equal to 100% of the then existing Secured Hedging Obligations of a Person outstanding to such Secured Hedge Counterparty (after taking into account all amounts owed by the counterparty to such Person in accordance with normal market practices (using the mark-to-market method whenever applicable)).

“Secured Hedging Arrangement” means any Hedging Arrangement between an Obligor and Person that is a Lender or Lender Affiliate at the time such Hedging Arrangement is entered into. For the avoidance of doubt, any Hedging Arrangement entered into by an Obligor with a Person (a) prior to such Person becoming a Lender or Lender Affiliate, or (b) after such Person ceases to be a Lender or Lender Affiliate, shall not be a Secured Hedging Arrangement.

“Secured Hedge Counterparty” means any Person party to a Secured Hedging Arrangement other than an Obligor, in such Person’s capacity as a party thereto. For the avoidance of doubt, a Person shall remain a Secured Hedge Counterparty with respect to a Secured Hedging Arrangement if it ceases to be a Lender or Lender Affiliate.

“Secured Hedging Obligations” means all indebtedness arising under or in connection with any Secured Hedging Arrangement. The Secured Hedging Obligations owing to a Secured Hedge Counterparty shall be calculated on an aggregate net basis after taking into account all amounts owed by such Secured Hedge Counterparty to the Obligors under its Secured Hedging Arrangements in accordance with normal market practices (using the mark-to-market method whenever applicable). For the avoidance of doubt, amounts owing to or from a Person under Hedging Arrangements that are not Secured Hedging Arrangements shall not be taken into account in calculating Secured Hedging Obligations.

“Secured Liabilities” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Obligors to the Secured Parties under, in connection with or with respect to the Loan Documents (including Secured Cash Management Obligations and Secured Hedging Obligations), and any unpaid balance thereof.

“Secured Parties” means the Administrative Agent, the Lenders, the Secured Hedge Counterparties and the Secured Cash Management Providers.

“Security Documents” means the agreements or instruments described or referred to in Schedule 1.1(A), Schedule 5.1(8) or Section 5.1(11) and any and all other agreements or instruments now or hereafter executed and delivered by any Obligor as security (including by way of guarantee) for the payment or performance of all or part of the Secured Liabilities, as any of the foregoing may have been, or may hereafter be, amended, modified or supplemented.

“Subject EBITDA” means, with respect to any Person, an amount equal to “EBITDA” with respect to such Person calculated as if such definition and all amounts referred to therein were determined with respect to such Person (as opposed to the Borrower) on a Consolidated basis.

“Subordinated Indebtedness” means (a) Permitted Unsecured Indebtedness, (b) Permitted Affiliate Indebtedness, and (c) other Indebtedness that is subject to a Subordination Agreement.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Subordination Agreement” means a subordination agreement in favour of the Administrative Agent substantially in the form attached hereto as Exhibit D or in such other form as is acceptable to the Administrative Agent, acting reasonably.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any other Person (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” means any subsidiary of the Borrower.

“Swap Obligation” means any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swingline Accounts” means the Canadian Dollar and U.S. Dollar bank accounts maintained by the Administrative Agent in the name of the Borrower and designated as such by the Administrative Agent.

“Swingline Commitment” has the meaning set out in Section 2.20(1). For the avoidance of doubt, the Swingline Commitment comprises part of, and is not in addition to, the Commitment of the applicable Revolving Credit Lender.

“Swingline Exposure” means, at any time, the U.S. $ Amount of the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

“Swingline Lender” means The Bank of Nova Scotia, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” has the meaning set out in Section 2.20(1).

“Tangible Net Worth” means, for the Borrower on a Consolidated basis, the excess of its total assets over its total liabilities; provided that the determination of such total assets shall exclude all assets that are treated as intangibles under GAAP.

“Target” means, with respect to any Acquisition, the Person whose shares or assets (or both) are proposed to be acquired.

“Taxes” means all present and future taxes, charges, fees, levies, imposts, duties, deductions, withholdings and other assessments of any kind, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, regional, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Term Credit” means the U.S. $100,000,000 term credit established pursuant to the Term Credit Commitments of the Term Credit Lenders.

“Term Credit Commitment” has the meaning set out in Section 2.1(2).

“Term Credit Exposure” means, with respect to any Lender at any time, the outstanding principal amount of such Lender’s Term Loans at such time.

“Term Credit Lender” means any Lender having a Term Credit Commitment hereunder or a Term Loan outstanding hereunder.

“Termination Date” means the first date on which:

(a)	the Lender Termination Date shall have occurred;

(b)	subject to clause (d)(iii) below, in the case of Secured Hedging Obligations, Secured Hedge Collateralization shall have been provided;

(c)	the Administrative Agent shall have received cash collateral in order to secure any other contingent Secured Liabilities (other than the Secured Cash Management Obligations) for which a claim or demand for payment has been made on or prior to such time, such cash collateral to be in such amount as Administrative Agent reasonably determines is appropriate to secure such contingent Secured Liabilities; and

(d)	the payment or repayment in full in immediately available funds of all other outstanding Secured Liabilities (including the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Secured Liabilities) under Secured Hedging Arrangements) other than (i) unasserted contingent indemnification Secured Liabilities, (ii) the Secured Cash Management Obligations and (iii) any Secured Hedging Obligations, that, at such time, are allowed by the provider thereof to remain outstanding without being required to be repaid or collateralized under Secured Hedge Collateralization.

“Total Indebtedness” means, at any time, the aggregate amount of Indebtedness of the Borrower at such time, determined on a Consolidated basis.

“Transactions” means the execution, delivery and performance by the Obligors of the Loan Documents, the borrowing of Loans and the use of the proceeds thereof on the Closing Date as contemplated in Sections 1.8 and 4.1, and thereafter the borrowing of Revolving Loans and issuance of Letters of Credit for the purposes set forth in Section 5.1(7).

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Canadian Prime Rate, the Base Rate or the LIBO Rate or whether such Borrowing takes the form of a Letter of Credit.

“U.S. $ Amount” means, on any day, in relation to any Loans or Letters of Credit, the sum of (a) the amount of all such Loans and Letters of Credit that are denominated in U.S. Dollars, and (b) the Equivalent Amount of all such Loans and Letters of Credit that are expressed in Canadian Dollars.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“U.S. Dollars” and “U.S. $” refer to lawful money of the United States of America.

“Undisclosed Administration” means, in relation to a Lender or its direct or indirect parent company, the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian, or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender or such parent company is subject to home jurisdiction, if applicable law requires that such appointment not be disclosed.

“Wholly-Owned Subsidiary” of a Person means any subsidiary of such Person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the equity or 100% of the ordinary voting power or 100% of the general partnership or membership interests are, at the time any determination is being made, owned, controlled or held by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described EU Bail-In Legislation Schedule.

1.2	Classification of Loans and Borrowings.

For purposes of this Agreement, Loans may be classified and referred to by class (e.g., a “Loan”) or by Type (e.g., a “LIBO Rate Loan”) or by class and Type (e.g., a “LIBO Loan”).

1.3	Terms Generally.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “or” is disjunctive; the word “and” is conjunctive. The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by such Person (or, in the case of a Person other than a natural Person, known by the Responsible Officer of such Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by such Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of such Person). For the purposes of determining compliance with or measuring status under any cap, threshold or basket hereunder denominated in U.S. Dollars, reference shall be had to the Equivalent Amount of any portion of the underlying component that is not denominated in U.S. Dollars. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or replaced (subject to any restrictions on such modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement. Any reference herein to an action, document or other matter or thing being “satisfactory to the Lenders”, “to the Lenders’ satisfaction” or similar phrases, shall mean that such action, document, matter or thing must be satisfactory to Lenders constituting the Required Lenders, unless it is described in Section 9.2(2)(a) through (h), hereof, in which case it must be satisfactory to each Lender whose consent is required under the applicable clause.

Pretium Resources Inc. – Amended and Restated Credit Agreement

1.4	Accounting Terms; GAAP.

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP. Except as otherwise expressly provided herein, all calculations of the components of the financial information for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Closing Date and used in the preparation of the Consolidated financial statements of the Borrower referred to in Section 5.1(1). In the event of a change in GAAP, the Borrower and the Administrative Agent shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Closing Date, and any new financial ratio or financial covenant shall be subject to approval by the Required Lenders. Until the successful conclusion of any such negotiation and approval by the Required Lenders, (a) all calculations made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence immediately prior to such adoption or change, and (b) financial statements delivered pursuant to Section 5.1(1) shall be accompanied by a reconciliation showing the adjustments made to calculate such financial ratios and financial covenants. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement. The Borrower shall not change the framework adopted under International Financial Reporting Standards.

1.5	Time.

All time references herein shall, unless otherwise specified, be references to local time in Vancouver, British Columbia. Time is of the essence of this Agreement and the other Loan Documents.

1.6	Permitted Liens.

Any reference in any of the Loan Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Lien.

1.7	Interest Rates.

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the rates in the definition of “LIBO Rate” or with respect to any comparable or successor rate thereto, or replacement rate therefor.

Pretium Resources Inc. – Amended and Restated Credit Agreement

1.8	Amendment and Restatement.

(1)          This Agreement is an amendment and restatement of the Original Credit Agreement and is not a novation of the Original Credit Agreement. This Agreement reflects amendments to the Original Credit Agreement that have been agreed upon by the parties thereto, and has been restated solely for the purposes of incorporating such amendments in a consolidated format.

(2)          All references to the “Credit Agreement” or similar references to the Original Credit Agreement in any of the other Loan Documents shall mean and be a reference to this Agreement, as it may be amended, supplement, restated or replaced from time to time, without any requirement to amend such Loan Documents.

(3)          Except for the Exiting Lender Liabilities, all Secured Liabilities under the Original Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Agreement, and this Agreement shall not evidence or result in a novation of such Secured Liabilities. Specifically, with the exception of the Exiting Lender Liabilities and subject to adjustments in accordance with Section 1.8(4), all “Borrowings” outstanding under the “Revolving Credit” and the “Term Credit” under the Original Credit Agreement as at the Closing Date (“Pre-Existing Borrowings”, which shall include bankers’ acceptances) will be deemed to be Borrowings outstanding under the Revolving Credit and the Term Credit, as applicable, and will be subject to the terms of this Agreement. Interest and fee pricing with respect to Pre-Existing Borrowings and “Commitments” for any period prior to the Closing Date shall be as set out in the Original Credit Agreement. Interest and fee pricing with respect to Pre-Existing Borrowings from and after the Closing Date shall be as set out in this Agreement; provided that, no adjustment shall be made with respect to any acceptance fee collected prior to the Closing Date.

(4)          Immediately after the closing on the Closing Date, the Administrative Agent shall make all usual and customary adjustments to ensure that all Borrowings deemed to be outstanding under this Agreement in respect of Pre-Existing Borrowings (excluding, for certainty, Existing Lender Liabilities) are outstanding under this Agreement in accordance with the rateable portions of each Revolving Credit Lender and Term Credit Lender and on the basis that the Term Credit Commitments hereunder will be fully drawn on the Closing Date, and each Revolving Credit Lender and Term Credit Lender agrees to take all actions as are necessary to give effect to such adjustments, including, without limitation, advancing amounts to the Administrative Agent for the benefit of the Original Lenders (including, as applicable, the Exiting Lenders).

(5)          The Borrower hereby represents, warrants and confirms to the Administrative Agent and each Lender that as of the date hereof:

(a)	the guarantees and indemnities contained in the Loan Documents other than this Agreement continue in full force and effect in accordance with their terms notwithstanding this Agreement and the amendments effected hereby;

(b)	that such guarantees and indemnities extend to the liabilities and obligations of the Borrower under this Agreement;

(c)	the Original Security Documents and the Liens granted thereunder continue in full force and effect in accordance with their terms notwithstanding this Agreement and the amendments effected hereby; and

(d)	the secured liabilities described in the Original Security Documents include indebtedness, liabilities and obligations arising under or in relation to this Agreement, and the Liens granted thereunder extend thereto.

Pretium Resources Inc. – Amended and Restated Credit Agreement

ARTICLE 2
THE CREDITS

2.1	Commitments.

(1)       Revolving Credit. Subject to the terms and conditions set forth herein and the continuation of Pre-Existing Borrowings as Borrowings hereunder, each Revolving Credit Lender commits to make Loans (each such Loan made under this Section 2.1(1), a “Revolving Loan”) to the Borrower from time to time during the period commencing on the Closing Date and ending on the Maturity Date (each such commitment, a “Revolving Credit Commitment”) in an outstanding aggregate principal amount equal to the amount set forth beside such Lender’s name in Schedule 2.1 under the heading “Revolving Credit Commitment”; provided that a Revolving Credit Lender shall not be required to extend further credit hereunder if such extension would result in (a) such Revolving Credit Lender’s Revolving Credit Exposure exceeding such Revolving Credit Lender’s Revolving Credit Commitment or (b) the aggregate Revolving Credit Exposures exceeding the aggregate Revolving Credit Commitments. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, repay and reborrow Revolving Loans.

(2)       Term Credit. Subject to the terms and conditions set forth herein and the continuation of Pre-Existing Borrowings as Borrowings hereunder, each Term Credit Lender commits to make a Loan (each such Loan made under this Section 2.1(2), a “Term Loan”) to the Borrower by way of a single advance on the Closing Date (each such commitment, a “Term Credit Commitment”) in an aggregate principal amount up to the amount set forth beside such Lender’s name in Schedule 2.1 under the heading “Term Credit Commitment”. Any undrawn portion of any Term Credit Commitment shall be cancelled immediately following the Closing Date.

2.2	Loans and Borrowings.

(1)       Loans. Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans made by the Revolving Credit Lenders rateably based upon their Applicable Percentages. Each Term Loan shall be made as part of a Borrowing consisting of Term Loans made by the Term Credit Lenders rateably based upon their Applicable Percentages. Each Swingline Loan shall be made in accordance with the procedures set forth in Section 2.20. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(2)       Composition of Borrowings. Each Revolving Borrowing shall be comprised entirely of Canadian Prime Loans, Bankers’ Acceptances, B/A Equivalent Loans, Base Rate Loans, LIBO Rate Loans or Letters of Credit as the Borrower may request in accordance herewith. Each Term Loan shall be comprised entirely of Base Rate Loans or LIBO Rate Loans as the Borrower may request in accordance herewith. Each Lender may at its option make any LIBO Rate Loan by causing any domestic or foreign branch or Lender Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not result in any increased costs for the Borrower or affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(3)       Amount of Borrowings. At the commencement of each Interest Period for any LIBO Rate Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S$500,000 and not less than U.S. $3,000,000. At the time that each Canadian Prime Borrowing or Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of Cdn. $500,000 or U.S. $500,000, as applicable, and not less than Cdn. $3,000,000 or U.S. $3,000,000, as applicable; provided that a Canadian Prime Borrowing or a Base Rate Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total applicable Commitments or that is required to finance the reimbursement of an LC Disbursement. Borrowings of more than one Type and class may be outstanding at the same time; provided that there shall not at any time be more than a total of ten Interest Periods and ten Contract Periods with different dates outstanding.

(4)       Repayments. Each repayment of Loans shall be in a minimum amount equal to the lesser of (a) U.S. $1,000,000 or Cdn. $1,000,000, as applicable, and (b) the aggregate principal amount of Loans outstanding at such time. Subject to Sections 2.11(12) (with respect to B/A Borrowings) and 2.14, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans at any time, without penalty, provided that not less than five days’ prior written notice is given to the Administrative Agent of the proposed prepayment. Any such notice shall be irrevocable and shall specify (a) the date on which the prepayment is to take place, and (b) the type and principal amount of the Loan or the portion thereof which is to be prepaid.

2.3	Requests for Borrowings.

(1)       Requesting a Borrowing. To request a Borrowing the Borrower shall notify the Administrative Agent of such request in writing substantially in the form of Exhibit A (each, a “Borrowing Request”) (a) in the case of a LIBO Rate Borrowing, not later than 10:00 a.m. (Vancouver time) three Business Days before the date of the proposed Borrowing, (b) in the case of a B/A Borrowing, not later than 11:00 a.m. (Vancouver time) two Business Days before the date of the proposed Borrowing, or (c) in the case of a Canadian Prime Borrowing or Base Rate Borrowing, not later than 10:00 a.m. (Vancouver time), one Business Day before the date of the proposed Borrowing; provided that any such notice of a Canadian Prime Borrowing or a Base Rate Borrowing to finance a Reimbursement Obligation shall not be given later than 10:00 a.m. (Vancouver time) on the date of the proposed Borrowing. Each Borrowing Request shall be irrevocable. The Administrative Agent and each Lender are entitled to rely and act upon any Borrowing Request given or purportedly given by the Borrower, and the Borrower hereby waives the right to dispute the authenticity and validity of any such request or resulting transaction once the Administrative Agent or any Lender has advanced funds, accepted a B/A or made a B/A Equivalent Loan based on such Borrowing Request. Each Borrowing Request shall specify the following information:

(i)	the aggregate amount of each requested Borrowing and, in the case of the Borrowings on the Closing Date, whether such Borrowing will consist of Revolving Loans or Term Loans;

(ii)	the date of such Borrowing, which shall be a Business Day;

(iii)	whether such Borrowing is to be a Canadian Prime Borrowing, a B/A Borrowing, a Base Rate Borrowing, a LIBO Rate Borrowing or a Letter of Credit;

(iv)	in the case of a LIBO Rate Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”, and in the case of a B/A Borrowing, the initial Contract Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Contract Period”; and

Pretium Resources Inc. – Amended and Restated Credit Agreement

(v)	the location and number of the Borrower’s account to which funds are to be disbursed.

(2)       Default Terms. If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be Canadian Prime Borrowing (if denominated in Canadian Dollars) or a Base Rate Borrowing (if denominated in U.S. Dollars). If no currency is specified, the Borrowing shall be denominated in U.S. Dollars. If no Interest Period is specified with respect to any requested LIBO Rate Borrowing, then, subject to Section 2.3(4) below, the Borrower shall be deemed to have selected an Interest Period of 30 days’ duration. If no Contract Period is specified with respect to any requested B/A Borrowing, then the Borrower shall be deemed to have selected a Contract Period of 30 days’ duration. Promptly following receipt of a Borrowing Request in accordance with Section 2.3, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

(3)       Conversion or Rollover of Borrowings. Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request. Thereafter, the Borrower may elect to convert a Borrowing to a different Type or to rollover such Borrowing and, in the case of (a) a LIBO Rate Borrowing, may elect a new Interest Period therefor, or (b) a B/A Borrowing, may elect a new Contract Period therefor, all as provided in this Section 2.3(3). The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section 2.3(3) shall not apply to Swingline Borrowings, which may not be converted or continued. To make an election pursuant to this Section 2.3(3), the Borrower shall notify the Administrative Agent of such election by the time that a Borrowing Request would be required under Section 2.3(1) if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such request shall be irrevocable. In addition to the information specified in Section 2.3(1), each written Borrowing Request shall specify the Borrowing to which such request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing. Notwithstanding the foregoing, the Borrower is not entitled to elect a new Contract Period in respect of a B/A Borrowing or a new Interest Period in respect of a LIBOR Borrowing, or to convert a Borrowing of any Type into a LIBOR Borrowing, a B/A Borrowing or B/A Equivalent Loan, if a Default has occurred and is continuing.

(4)       Deemed Election to Rollover. In the absence of an election delivered in accordance with Section 2.3(3) with regard to (a) outstanding LIBO Rate Borrowings, the Borrower shall be deemed to have elected to rollover such LIBO Rate Borrowings on the last day of the relevant Interest Period to a LIBO Rate Borrowing with an Interest Period of 30 days, and (b) B/A Borrowings, the Borrower shall be deemed to have elected to rollover such B/A Borrowings on the last day of the relevant Contract Period to a B/A/ Borrowing with a Contract Period of 30 days, in each case, as though such an election had been given by the Borrower in accordance with Section 2.3(3).

2.4	Funding of Borrowings.

(1)       Funding. Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon (Vancouver time), to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided that Swingline Loans shall be made as provided in Section 2.20. The Administrative Agent shall make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent and designated by the Borrower in the applicable Borrowing Request; provided that Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.19 shall be remitted by the Administrative Agent to the applicable LC Issuer.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)       Each Lender’s Share of Borrowing. Unless the Administrative Agent has received written notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.4(1) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the Administrative Agent shall seek repayment of such corresponding amount from the applicable Lender and the applicable Lender agrees to pay such amounts to the Administrative Agent (including all reasonable costs and expenses associated with such Lender’s failure to pay in accordance with this Agreement); provided that where such Lender becomes a Defaulting Lender, including as a result of such failure to pay, the Borrower shall, on two Business Days’ notice from the Administrative Agent, repay such corresponding amount to the Administrative Agent. The applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand, in accordance with this Section 2.4(2) such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at the rate applicable to the Type of Borrowing. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. Any payment by a Borrower shall be made without prejudice to any claim the Borrower may have against such Lender.

2.5	Interest.

(1)       Interest. The Loans comprising each Canadian Prime Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Canadian Prime Rate plus the Applicable Margin from time to time in effect. The Loans comprising each Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Base Rate plus the Applicable Margin from time to time in effect. The Loans comprising each LIBO Rate Borrowing shall bear interest (computed on the basis of the actual number of days in the relevant Interest Period over a year of 360 days) at the LIBO Rate for the Interest Period in effect for such LIBO Rate Borrowing plus the Applicable Margin.

(2)       Acceptance Fee. The Loans comprising each B/A Borrowing shall be subject to the Acceptance Fee which shall be payable as set out in Section 2.11.

(3)       Before and After Judgment Interest. Notwithstanding the foregoing, if an Event of Default shall have occurred and be continuing, the Loans shall bear interest, after as well as before judgment:

(a)	subject to Section 2.5(2)(b), at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to 2% plus the rate otherwise applicable to, in the case of Canadian Dollar amounts, Canadian Prime Loans, or in the case of U.S. Dollar amounts, Base Rate Loans;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(b)	if (i) a Security Document creates a mortgage on real property or a hypothec on immovables, or (ii) the rate provided for in Section 2.5(2)(a) is otherwise determined to be unenforceable, then, in either case, at a rate per annum equal to the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to the rate otherwise applicable to, in the case of Canadian Dollar amounts, Canadian Prime Loans, or in the case of U.S. Dollar amounts, Base Rate Loans;

provided that, without limiting the effect of Section 2.5(2)(b)(ii), nothing in Section 2.5(2)(b)(ii) shall preclude the operation of Section 2.5(2) where:

(c)	a Security Document that creates a mortgage on real property or a hypothec on immovables also creates a Lien on other property and assets; or

(d)	the principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is also secured by a Lien other than a mortgage on real property or a hypothec on immovables.

(4)          Accrued Interest. Accrued interest on each Loan (other than B/A Borrowings) shall be payable in arrears on each applicable Interest Payment Date and upon termination of the Commitments. In addition, in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest on overdue amounts shall be payable upon demand.

(5)          Days Interest Payable. All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Any Loan that is repaid on the same day on which it is made shall bear interest for one day. The applicable Canadian Prime Rate, Base Rate LIBO Rate or Discount Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(6)          Yearly Rate of Interest.

(a)	For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid under any Loan Document is to be calculated on the basis of a 360-day or 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(b)	The Borrower acknowledges and confirms that:

(i)	clause (a) above satisfies the requirements of Section 4 of the Interest Act (Canada) to the extent it applies to the expression or statement of any interest payable under any Loan Document; and

(ii)	each Obligor is able to calculate the yearly rate or percentage of interest payable under any Loan Document based upon the methodology set out in clause (a) above.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(c)	The Borrower agrees not to, and to cause each Obligor not to, plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Loan Documents, that the interest payable thereunder and the calculation thereof has not been adequately disclosed to any Obligor, whether pursuant to Section 4 of the Interest Act (Canada) or any other Applicable Law or legal principle.

Notwithstanding anything to the contrary contained in this Agreement, if the amount of interest payable under any Loan Document is reduced by virtue of the application of Section 4 of the Interest Act (Canada), then the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, if an Event of Default pursuant to Sections 7.1(g), (h) or (i) shall have occurred and be continuing, automatically and without further action by the Administrative Agent), an amount equal to the amount of such reduction.

(7)       Criminal Interest. If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest to be paid to the affected Lender under Section 2.5; and

(b)	thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

(8)       Reconciliation for Additional Interest and Fees. Notwithstanding anything to the contrary contained in this Agreement, if, as a result of any restatement or other adjustment to the financial statements delivered under this Agreement (including any adjustment to unaudited financial statements as a result of subsequent audited financial statements) or for any other reason, the Borrower or the Lenders determine that the Net Leverage Ratio (Applicable Margin) as of any applicable date was inaccurate such that the Applicable Margin applicable to any Loans or any fees for any period were lower than would otherwise be the case, then the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, if an Event of Default pursuant to Sections 7.1(g), (h) or (i) shall have occurred and be continuing, automatically and without further action by the Administrative Agent), an amount equal to the excess of the amount of interest and fees that should have been paid by the Borrower for such period over the amount of interest and fees actually paid by the Borrower for such period, plus interest on such amount at the rate otherwise applicable herein.

2.6	Termination and Reduction of Commitments.

(1)       Maturity Dates. Unless previously terminated in accordance with the terms of this Agreement, the Commitments shall terminate on the Maturity Date.

(2)       Cancellation of Unused Credit. The Borrower may, upon five Business Days prior written notice to the Administrative Agent, permanently cancel any unused portion of the Revolving Credit, without penalty. The Administrative Agent shall promptly notify each Lender of the receipt by the Administrative Agent of any such notice. Any such cancellation shall be applied rateably in respect of the Commitments of each Lender. Each notice delivered by the Borrower pursuant to this Section 2.6(2) shall be irrevocable.

Pretium Resources Inc. – Amended and Restated Credit Agreement

2.7	Repayment of Loans.

(1)       Repayment of Revolving Credit. The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Revolving Credit Lenders the outstanding principal amount of the Revolving Loans on the Maturity Date.

(2)       Repayment of Term Credit. The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Term Credit Lenders the outstanding principal amount of the Term Loans in instalments in the amounts and on the dates set forth below (in each case as reduced by the application of any prepayments made pursuant to Section 2.9) with such payments to be applied on a pro rata basis to the Term Loans of each Term Credit Lender based upon its Applicable Percentage at the time of such payment:

Date	Amount
September 30, 2021	$5,882,353.00

December 31, 2021	$5,882,353.00

March 31, 2022	$5,882,353.00

June 30, 2022	$5,882,353.00

September 30, 2022	$5,882,353.00

December 30, 2022	$5,882,353.00

March 31, 2023	$5,882,353.00

June 30, 2023	$5,882,353.00

September 29, 2023	$5,882,353.00

December 29, 2023	$5,882,353.00

March 29, 2024	$5,882,353.00

June 28, 2024	$5,882,353.00

September 30, 2024	$5,882,353.00

December 31, 2024	$5,882,353.00

March 31, 2025	$5,882,353.00

June 30, 2025	$5,882,353.00

Maturity Date	$5,882,352.00

Total	$100,000,000.00

Pretium Resources Inc. – Amended and Restated Credit Agreement

The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Lenders the outstanding principal amount of the Loans on the Maturity Date.

2.8	Evidence of Debt.

(1)       Accounts of Indebtedness. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Borrowing made by such Lender hereunder, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(2)       Account Details. The Administrative Agent shall maintain accounts in which it shall record (a) the amount of each Borrowing made hereunder, the class and Type thereof and, in the cases of Bankers’ Acceptances and LIBO Rate Loans, the relevant Contract Period or Interest Period, applicable thereto, (b) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (c) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(3)       Account Records of Lenders. The entries made in the accounts maintained pursuant to Sections 2.8(1) and (2) shall be prima facie evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Borrowings in accordance with the terms of this Agreement. In the event of a conflict between the records maintained by the Administrative Agent and any Lender, the records maintained by the Administrative Agent shall govern.

(4)       Promissory Notes. Any Lender may request that Term Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Term Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.4) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

2.9	Prepayments.

(1)       Mandatory Repayment of Net Insurance Proceeds. If an Obligor becomes obligated under Section 5.1(9) to pay Net Insurance Proceeds to the Administrative Agent for application as a prepayment of principal outstanding under the Loans, the Obligor shall, within 5 Business Days of receiving such Net Insurance Proceeds, remit the amount required pursuant to Section 5.1(9) by way of payment to the Administrative Agent (for the account of the Lenders) to repay an aggregate principal amount of Loans equal to the lesser of:

(i)	the amount of such Net Insurance Proceeds as is required to be remitted to the Administrative Agent for such purpose in accordance with Section 5.1(9); and

(ii)	the aggregate principal amount of the Loans outstanding at such time, and the Commitments shall be permanently reduced by such amount.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)       Currency Fluctuations. If at any time the Revolving Credit Exposure of any Lender exceeds its Revolving Credit Commitment (any such excess being referred to in this Section 2.9(2) as a “Currency Excess Amount”), then the Borrower shall promptly pay to the Administrative Agent, for the account of such Lender, an amount equal to the Currency Excess Amount with respect to such Lender to be applied (a) as a prepayment of the Loans and Reimbursement Obligations outstanding to such Lender, and (b) thereafter as Cover to such Lender for its LC Exposure under the Revolving Credit in an amount of such remaining Currency Excess Amount. If any Currency Excess Amount with respect to any Lender is equal to or greater than 3% of the Revolving Credit Commitment of such Lender, then the repayment of the Currency Excess Amount to such Lender shall be made by the Borrower within one Business Day after the Administrative Agent requests such repayment. If any Currency Excess Amount with respect to any Lender is less than 3% of the Revolving Credit Commitment of such Lender, then the repayment of the Currency Excess Amount to such Lender shall be made on the next Quarterly Date. The Administrative Agent shall request repayment of any Currency Excess Amount forthwith upon request therefor by any Lender, but the Administrative Agent is not otherwise required to monitor Currency Excess Amount levels or to request repayment thereof.

(3)       Application of Mandatory Prepayments. Prepayments of the Loans pursuant to Section 2.9(1) shall be applied (i) first, to the permanent prepayment of the Amortization Payments required to be made in respect of the Term Credit, in inverse order of maturity, and (ii) second, to the prepayment of amounts outstanding under the Revolving Credit, but without any reduction or cancellation of a corresponding portion of the Revolving Credit. In the case of any prepayment pursuant to Section 2.9(1), the Borrower shall provide to the Administrative Agent written notice of such prepayment at least three Business Days prior to the date such prepayment is to be made; provided that any failure to do so shall not relieve the Borrower of the prepayment obligation in question.

(4)       Voluntary Prepayments. The Borrower may, at its option, at any time and from time to time, prepay the Loans, in whole or in part, upon giving three Business Days’ prior written notice to the Administrative Agent. Such notice shall specify the date and amount of prepayment and whether the prepayment is of (i) Revolving Loans or Term Loans (or a combination thereof), and (ii) Canadian Prime Loans, Base Rate Loans, LIBO Rate Loans, B/As (or B/A Equivalent Loans) or a combination thereof, as applicable, and, in each case if a combination thereof, the principal amount allocable to each. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein. Prepayment of the Term Loans pursuant to this Section 2.9(4) shall be applied against all of the Amortization Payments in the inverse order of maturity. Each voluntary prepayment of any Term Loan shall be in a minimum principal amount of U.S. $5,000,000 and in an integral multiple of U.S. $1,000,000. B/As (or B/A Equivalent Loans) may only be prepaid prior to the expiry date of the relevant Contract Period in accordance with Section 2.11(12). No prepayment of a Term Loan may be reborrowed.

(5)       Notice by Administrative Agent. Upon receipt of a notice of prepayment pursuant to Section 2.9(4), the Administrative Agent shall promptly notify each applicable Lender of the contents thereof and of such Lender’s share of such prepayment based upon its Applicable Percentage of the relevant Loans.

(6)       General. Any amount required to be prepaid on a date pursuant to Section 2.9(4) shall be due and payable together with any amount payable pursuant to Section 2.14 and accrued interest to such date on such amount in accordance with Section 2.5(4). For the avoidance of doubt, any prepayment of a B/A (or B/A Equivalent Loan) shall be applied against the face amount (or undiscounted amount) thereof. Any prepayment pursuant to Section 2.9(1) shall be applied within a Credit first to Canadian Prime Loans or Base Rate Loans, second to LIBO Rate Loans, and third to B/As or B/A Equivalent Loans, and the Borrower shall convert funds received pursuant to Section 2.9(1) as required to do so.

Pretium Resources Inc. – Amended and Restated Credit Agreement

2.10	Fees.

(1)       Standby Fees. The Borrower shall pay to the Administrative Agent for the account of and distribution to each Lender in accordance with its Applicable Percentage a standby fee for the period commencing on the date of this Agreement to and including the Maturity Date (or such earlier date as the Revolving Credit Commitments shall have been terminated entirely) computed at a rate per annum equal to the Applicable Margin on the excess amount of the Revolving Credit Commitments over the Revolving Credit Exposure. Such standby fee shall be (a) payable in arrears on each Quarterly Date, commencing on the first Quarterly Date to occur after the date hereof, and on the date on which the Revolving Credit Commitments terminate, and (b) computed daily on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(2)       Participation and Fronting Fees. The Borrower shall pay:

(a)	to the Administrative Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit, which fee shall accrue at the Applicable Margin for Letters of Credit on the daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements); and

(b)	to each LC Issuer a fronting fee at such rate as may be agreed in writing by the Borrower and such LC Issuer, which fee shall accrue on the daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) under Letters of Credit issued by such LC Issuer, as well as such LC Issuer’s standard fees with respect to the issuance, amendment, renewal or extension of any such Letter of Credit or processing of drawings thereunder.

Participation fees and fronting fees shall be (a) payable quarterly in arrears on each Quarterly Date and on the date on which the Revolving Commitments terminate, and (b) computed daily on the basis of a year of 365 days or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Participations and fronting fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand.

(3)       Fees to Administrative Agent. The Borrower shall pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon in the Agency Fee Letter.

(4)       Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the LC Issuers or the Joint Lead Arrangers, as applicable, in the case of fees payable to any of them) for distribution, in the case of standby, participation and upfront fees, to the Lenders. Fees paid shall not be refundable except in the case of manifest error in the calculation of any fee payment.

2.11	Bankers’ Acceptances.

(1)       Request for B/A Borrowings. Subject to the terms and conditions of this Agreement, the Borrower may request a Borrowing under the Revolving Credit by presenting drafts for acceptance and purchase as B/As by the Lenders. The Borrower shall not be entitled to obtain or roll over any B/A Borrowings or B/A Equivalent Loans at any time that a Default or an Event of Default has occurred and is continuing.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)       Contract Period. No Contract Period with respect to a B/A to be accepted and purchased under the Revolving Credit shall extend beyond the Maturity Date.

(3)       Lender as Power of Attorney. To facilitate availment of B/A Borrowings, the Borrower hereby appoints each Lender as its attorney to sign and endorse on its behalf (in accordance with a Borrowing Request relating to a B/A Borrowing), in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Lender, blank forms of B/As in the form requested by such Lender. Each Lender shall maintain an adequate supply of blank forms of B/As for acceptance under this Agreement. The Borrower recognizes and agrees that all B/As signed or endorsed by a Lender on behalf of the Borrower shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower. Each Lender is hereby authorized (in accordance with a Borrowing Request relating to a B/A Borrowing) to issue such B/As endorsed in blank in such face amounts as may be determined by such Lender; provided that the aggregate amount thereof is equal to the aggregate amount of B/As required to be accepted and purchased by such Lender. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or wilful misconduct of the Lender or its officers, employees, agents or representatives. Each Lender shall maintain a record with respect to B/As (a) received by it in blank hereunder, (b) voided by it for any reason, (c) accepted and purchased by it hereunder, and (d) cancelled at their respective maturities. On request by or on behalf of the Borrower, a Lender shall cancel all forms of B/A which have been pre-signed or pre-endorsed on behalf of the Borrower and which are held by such Lender and are not required to be issued in accordance with the Borrower’s irrevocable notice. Alternatively, the Borrower agrees that, at the request of the Administrative Agent, the Borrower shall deliver to the Administrative Agent a “depository note” which complies with the requirements of the Depository Bills and Notes Act (Canada), and consents to the deposit of any such depository note in the book-based debt clearance system maintained by the Canadian Depository for Securities.

(4)       B/A Signatory. Drafts of the Borrower to be accepted as B/As hereunder shall be signed as set out in Section 2.11(3). Notwithstanding that any person whose signature appears on any B/A may no longer be an authorized signatory for any Lender or the Borrower at the date of issuance of a B/A, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such B/A so signed shall be binding on the Borrower.

(5)       B/A Amounts. Promptly following receipt of a Borrowing Request specifying a Borrowing by way of B/As, the Administrative Agent shall so advise the Lenders and shall advise each Lender of the aggregate face amount of the B/As to be accepted by it and the applicable Contract Period (which shall be identical for all Lenders). The aggregate face amount of the B/As to be accepted by the Lenders shall be in a minimum aggregate amount of Cdn. $1,000,000 and shall be a whole multiple of Cdn. $100,000, and such face amount shall be in the Revolving Credit Lenders’ pro rata portions of such Borrowing, provided that the Administrative Agent may, in its sole discretion, increase or reduce any Revolving Credit Lender’s portion of such B/A Borrowing to the nearest Cdn.$1,000 without reducing the overall Revolving Credit Commitments.

(6)       Acceptance of B/A. Upon acceptance of a B/A by a Lender, such Lender shall purchase, or arrange for the purchase of, each B/A from the Borrower at the Discount Rate for such Lender applicable to such B/A accepted by it and provide to the Administrative Agent the Discount Proceeds therefor for the account of the Borrower. The Acceptance Fee payable by the Borrower to a Lender under Section 2.5 in respect of each B/A accepted by such Lender shall be set off against the Discount Proceeds payable by such Lender under Section 2.11.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(7)       Lender’s Rights Re B/A. Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all B/As accepted and purchased by it.

(8)       B/A Equivalent Loans. If a Lender notifies the Administrative Agent in writing that it is unable or unwilling to accept Bankers’ Acceptances, such Lender shall, instead of accepting and purchasing Bankers’ Acceptances, make a Loan (a “B/A Equivalent Loan”) to the Borrower in the amount and for the same term as the draft which such Lender would otherwise have been required to accept and purchase hereunder. Each such Lender shall provide to the Administrative Agent the Discount Proceeds of such B/A Equivalent Loan for the account of the Borrower. Each such B/A Equivalent Loan shall bear interest at the same rate which would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a Bankers’ Acceptance for the relevant Contract Period (it being the intention of the parties that each such B/A Equivalent Loan shall have the same economic consequences for the Lenders and the Borrower as the Bankers’ Acceptance which such B/A Equivalent Loan replaces). All such interest shall be paid in advance on the date such B/A Loan is made, and shall be deducted from the principal amount of such B/A Equivalent Loan in the same manner in which the Discount Proceeds of a Bankers’ Acceptance would be deducted from the face amount of the Bankers’ Acceptance. Subject to repayment requirements, on the last day of the relevant Contract Period for such B/A Equivalent Loan, the Borrower shall be entitled to convert each such B/A Equivalent Loan into another type of Loan, or to roll over each such B/A Equivalent Loan into another B/A Equivalent Loan, all in accordance with the applicable provisions of this Agreement.

(9)       Notice of Intention to Issue B/As. With respect to each B/A Borrowing, at or before 10:00 a.m. two Business Days before the last day of the Contract Period of such B/A Borrowing, the Borrower shall notify the Administrative Agent by a Borrowing Request giving notice of rollover, if the Borrower intends to issue B/As on such last day of the Contract Period to provide for the payment of such maturing B/A Borrowing. If the Borrower fails to notify the Administrative Agent of its intention to issue B/As on such last day of the Contract Period, the Borrower shall provide payment to the Administrative Agent on behalf of the Lenders of an amount equal to the aggregate face amount of such B/A Borrowing on the last day of the Contract Period thereof. If the Borrower fails to make such payment, such maturing B/As shall be deemed to have been converted on the last day of the Contract Period into a Canadian Prime Loan in an amount equal to the face amount of such B/As.

(10)       Upon Maturity of B/As. The Borrower waives presentment for payment and any other defence to payment of any amounts due to a Lender in respect of a B/A accepted and purchased by it pursuant to this Agreement which might exist solely by reason of such B/A being held, at the maturity thereof, by such Lender in its own right, and the Borrower shall not claim any days of grace if such Lender, as holder, sues the Borrower on the B/A for payment of the amount payable by the Borrower thereunder. On the last day of the Contract Period of a B/A, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall pay the Lender that has accepted and purchased such B/A the full face amount of such B/A and, after such payment, the Borrower shall have no further liability in respect of such B/A and such Lender shall be entitled to all benefits of, and be responsible for all payments due to third parties under, such B/A.

(11)       Participation. If a Lender grants a participation in a portion of its rights under this Agreement to a Participant under Section 9.4(5), then, in respect of any B/A Borrowing, a portion thereof may, at the option of such Lender, be by way of Bankers’ Acceptance accepted by such Participant. In such event, the Borrower shall upon request of the Administrative Agent or the Lender granting the participation execute and deliver a form of Bankers’ Acceptance undertaking in favour of such Participant for delivery to such participant.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(12)       Repayment of B/As. Any B/A Borrowing may be repaid by the Borrower in whole or in part prior to the expiry date of the Contract Period. With respect to the repayment of Bankers’ Acceptances prior to the expiry date of the Contract Period, it is agreed that the Borrower shall provide for the funding in full of the unmatured Bankers’ Acceptances to be repaid by paying to and depositing with the Administrative Agent cash collateral for each such unmatured Bankers’ Acceptances equal to the face amount payable at maturity thereof. The Administrative Agent shall hold such cash collateral in an interest bearing cash collateral account at rates prevailing at the time of deposit for similar accounts with the Administrative Agent. The cash collateral, each cash collateral account, any accounts receivable, claims, instruments or securities evidencing or relating to the foregoing, and any proceeds of any of the shall be subject to the Liens arising under the GSA, and such Lien shall rank in priority to all other Liens and adverse claims against such collateral. Any such collateral shall be applied to satisfy the obligations of the Borrower for such Bankers’ Acceptances as they mature and the Administrative Agent is hereby irrevocably directed by the Borrower to apply any such collateral to such maturing Bankers’ Acceptances. If, after maturity of the Bankers’ Acceptances for which such collateral is held and application by the Administrative Agent of the Collateral to satisfy the obligations of the Borrower hereunder with respect to the Bankers’ Acceptances being repaid, any interest or other proceeds of the collateral remains, such interest or other proceeds shall be promptly paid and transferred by the Administrative Agent to the Borrower so long as no Default or Event of Default is then continuing. For the avoidance of doubt, the amount owing by the Borrower with respect to any B/A Borrowing shall unconditionally be the face amount of the B/As and/or undiscounted amount of the B/A Equivalent Loans in question, such that any prepayment shall not serve to reduce the prepaid interest cost of such B/A Borrowing.

2.12	Alternate Rate of Interest.

(1)       Fallback Protocol. If prior to the commencement of any Interest Period for a LIBO Rate Borrowing or the commencement of any Contract Period for a B/A Borrowing:

(a)	the Administrative Agent determines (which determination shall be conclusive absent manifest error) that:

(i)	adequate and reasonable means do not exist for ascertaining the LIBO Rate (including because the ICE Benchmark Administration Interest Settlement Rate is not available or published on a current basis), for such Interest Period; or

(ii)	there is no market for B/As; or

(b)	the Administrative Agent is advised by a Lender that:

(i)	the LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lender of making or maintaining its LIBO Rate Loans included in such Borrowing for such Interest Period; or

(ii)	the Discount Rate for such Contract Period will not adequately and fairly reflect the cost to such Lender of issuing or maintaining its B/As included in such Borrowing for such Contract Period,

then the Administrative Agent shall give written notice thereof to the Borrower and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Borrowing Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBO Rate Borrowing or B/A Borrowing, as applicable, shall be ineffective, and (B) if any Borrowing Request requests a LIBO Rate Borrowing or B/A Borrowing, as applicable, such Borrowing shall be made as a Base Rate Borrowing or Canadian Prime Borrowing, as applicable; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrower for LIBO Rate Borrowings or B/A Borrowings, as applicable, may be made to Lenders that are not affected thereby.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)       Benchmark Replacement Setting. Notwithstanding anything to the contrary herein or in any other Loan Document (and any Secured Hedging Arrangement shall be deemed not to be a “Loan Document” for purposes of this Subsection titled “Benchmark Replacement Setting”):

(a)	Replacing LIBO Rate. On March 5, 2021 the Financial Conduct Authority (“FCA”), the regulatory supervisor of the LIBO Rate’s administrator (“IBA”), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month and 12-month LIBO Rate tenor settings. On the earlier of (i) the date that all Available Tenors of the LIBO Rate have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (ii) the Early Opt-in Effective Date, if the then-current Benchmark is the LIBO Rate, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(b)	Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans. During the period referenced in the foregoing sentence, the component of Base Rate based upon the Benchmark will not be used in any determination of Base Rate.

(c)	Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(d)	Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.12(2), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 2.12(2).

(e)	Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or the LIBO Rate), then the Administrative Agent may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings and (ii) the Administrative Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings.

(f)	Certain Defined Terms. As used in this Section 2.12(2):

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.

“Benchmark” means, initially, the LIBO Rate; provided that if a replacement of the Benchmark has occurred pursuant to this Section 2.12(2) titled “Benchmark Replacement Setting”, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.

“Benchmark Replacement” means, for any Available Tenor:

(a)	For purposes of clause (a) of this Section 2.12(2), the first alternative set forth below that can be determined by the Administrative Agent:

(i)	the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one-month’s duration, 0.26161% (26.161 basis points) for an Available Tenor of three-months’ duration, and 0.42826% (42.826 basis points) for an Available Tenor of six-months’ duration, or

(ii)	the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of the LIBO Rate with a SOFR-based rate having approximately the same length as the interest payment period specified in clause (a) of this Section 2.12(2); and

Pretium Resources Inc. – Amended and Restated Credit Agreement

(b)	For purposes of clause (b) of this Section 2.12(2), the sum of (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. Dollar-denominated syndicated credit facilities at such time;

provided that, if the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Transition Event” means, with respect to any then-current Benchmark other than the LIBO Rate, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

Pretium Resources Inc. – Amended and Restated Credit Agreement

“Early Opt-in Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.

“Early Opt-in Election” means the occurrence of:

(a)	a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(b)	the joint election by the Administrative Agent and the Borrower to trigger a fallback from the LIBO Rate and the provision by the Administrative Agent of written notice of such election to the Lenders.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the LIBO Rate.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR” means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).

“Term SOFR” means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

(3)       CDOR Rate Replacement.

(a)	Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace the CDOR Rate with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders accept such amendment. No replacement of the CDOR Rate with a Benchmark Replacement pursuant to this Section 2.12(3) will occur prior to the applicable Benchmark Transition Start Date.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(b)	Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(c)	Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of:

(i)	any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date;

(ii)	the implementation of any Benchmark Replacement;

(iii)	the effectiveness of any Benchmark Replacement Conforming Changes; and

(iv)	the commencement or conclusion of any Benchmark Unavailability Period.

Any determination, decision or election that may be made by the Administrative Agent or Lenders pursuant to this Section 2.12(3), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 2.12(3).

(d)	Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for Loan by way of Bankers’ Acceptance or, conversion to or rollover of a Bankers’ Acceptance to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to a Canadian Prime Rate Loan. During any Benchmark Unavailability Period, the component of the Canadian Prime Rate based upon CDOR will not be used in any determination of the Canadian Prime Rate

(e)	No Liability. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the rates in the definition of “CDOR Rate” or with respect to any rate that is an alternative or replacement for or successor to any such rate (including any Benchmark Replacement) or the effect of any of the foregoing, or of any Benchmark Replacement Conforming Changes.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(f)	Certain Defined Terms. As used in this Section 2.12(3):

“Benchmark Replacement” means the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the relevant Governmental Authority or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the CDOR Rate for Canadian dollar-denominated syndicated credit facilities and (b) the Benchmark Replacement Adjustment; provided  that, if the Benchmark Replacement as so determined would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the CDOR Rate with an Unadjusted Benchmark Replacement for each applicable Contract Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the CDOR Rate with the applicable Unadjusted Benchmark Replacement by the relevant Governmental Authority, or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the CDOR Rate with the applicable Unadjusted Benchmark Replacement for Canadian dollar denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Canadian Prime Rate,” the definition of “Contract Period,” timing and frequency of determining rates and making payments of interest and other administrative matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement).

“Benchmark Replacement Date” means the earlier to occur of the following events with respect to the CDOR Rate:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of the CDOR Rate permanently or indefinitely ceases to provide the CDOR Rate; or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the CDOR Rate:

(a)	a public statement or publication of information by or on behalf of the administrator of the CDOR Rate announcing that such administrator has ceased or will cease to provide the CDOR Rate , permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the CDOR Rate;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of the CDOR Rate, an insolvency official with jurisdiction over the administrator for the CDOR Rate, a resolution authority with jurisdiction over the administrator for the CDOR Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the CDOR Rate, which states that the administrator of the CDOR Rate has ceased or will cease to provide the CDOR Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the CDOR Rate; or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of the CDOR Rate announcing that the CDOR Rate is no longer representative.

“Benchmark Transition Start Date” means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Administrative Agent or the Required Lenders, as applicable, by notice to the Borrower, the Administrative Agent (in the case of such notice by the Required Lenders) and the Lenders.

“Benchmark Unavailability Period” means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the CDOR Rate and solely to the extent that the CDOR Rate has not been replaced with a Benchmark Replacement, the period (i) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the CDOR Rate for all purposes hereunder in accordance with Section 2.12(3), and (ii) ending at the time that a Benchmark Replacement has replaced the CDOR Rate for all purposes hereunder pursuant to Section 2.12(3).

“Early Opt-in Election” means the occurrence of:

(a)	(i) a determination by the Administrative Agent or (ii) a notification by the Required Lenders to the Administrative Agent (with a copy to the Borrower) that the Required Lenders have determined that Canadian dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in this Section 2.12(3) are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate; and

(b)	(i) the election by the Administrative Agent or (ii) the election by the Required Lenders to declare that an Early Opt-in Election has occurred and the provision, as applicable, by the Administrative Agent of written notice of such election to the Borrower and the Lenders or by the Required Lenders of written notice of such election to the Administrative Agent.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Pretium Resources Inc. – Amended and Restated Credit Agreement

2.13	Increased Costs; Illegality.

(1)          Compensation for Increased Costs. If any Change in Law shall:

(a)	impose, modify or deem applicable any reserve, special deposit, liquidity or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(b)	impose on any Lender or any LC Issuer or the London interbank market any other condition affecting this Agreement (including the imposition on any Lender of, or any change to, any Tax or other charge with respect to its Loans or any Letter of Credit or participation therein, or its obligation to make Loans or issue or participate in any Letter of Credit (other than the imposition on any Lender of any Excluded Tax)), and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or LC Issuer of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or LC Issuer hereunder (whether of principal, interest or otherwise), then, upon delivery of the certificate as set out in Section 2.13(3), the Borrower shall pay to such Lender or LC Issuer, as the case may be and in accordance with Section 2.13(3), such additional amount or amounts as will compensate such Lender or LC Issuer, as the case may be, for such additional costs incurred or reduction suffered. Notwithstanding the foregoing, the Borrower shall not be liable to compensate any Lender or LC Issuer for any such increased cost occurring more than 120 days before receipt by the Borrower of the certificate setting forth such increased costs in accordance with Section 2.13(3).

(2)       Compensation for Reduced Rate of Return. If any Lender or LC Issuer determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or LC Issuer’s capital or on the capital of such Lender’s holding company or such LC Issuer’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by such Lender, or the Letters of Credit issued by such LC Issuer, to a level below that which such Lender or LC Issuer or such Lender’s or LC Issuer’s holding company could have achieved but for such Change in Law (taking into account such Lender’s or LC Issuer’s policies and the policies of such Lender’s or LC Issuer’s holding company with respect to capital adequacy), then from time to time the Borrower shall pay to such Lender or LC Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or LC Issuer or such Lender’s or LC Issuer’s holding company for any such reduction suffered. Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, and Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III, and (b) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a Change in Law for purposes of this Section 2.13(2) regardless of the date enacted, adopted, issued or implemented. Notwithstanding the foregoing, the Borrower shall not be liable to compensate any Lender or LC Issuer for any such increased cost or reduced rate of return occurring more than 120 days before receipt by the Borrower of the certificate setting forth such increased costs or reduced rate of return in accordance with Section 2.13(3).

(3)       Certificate. A certificate of a Lender or LC Issuer setting forth the amount or amounts necessary to compensate such Lender or LC Issuer as specified in Sections 2.13(1) or (2), together with a brief description of the Change of Law, shall be delivered to the Borrower by such Lender or LC Issuer, and absent manifest error shall be prima facie evidence of such amount or amounts. In preparing any such certificate, a Lender or LC Issuer shall be entitled to use averages and to make reasonable estimates, and shall not be required to “match contracts” or to isolate particular transactions. Subject to Sections 2.13(1) and (2), the Borrower shall pay such Lender or LC Issuer the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(4)       Illegality. If it is unlawful for any Lender or its applicable lending office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. For the avoidance of doubt, such suspension shall occur notwithstanding that the activity in question was unlawful on the Closing Date. Upon receipt of such notice, the Borrower shall, within 10 Business Days of demand from such Lender (with a copy to the Administrative Agent), prepay (or, if conversion would avoid the activity that is unlawful, convert) any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

2.14	Break Funding Payments.

In the event of (a) the failure by the Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by the Borrower pursuant hereto, (b) the payment or conversion of any LIBO Rate Loan other than on the last day of an Interest Period (including as a result of an Event of Default), or (c) the assignment of any Loan (including the assignment of any LIBO Rate Loan) other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.18, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a LIBO Rate Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period and the interest rate which such Lender would bid were it to bid, at the commencement of such period, for U.S. Dollar deposits of a comparable amount and period from other banks in the Eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.14 shall be delivered to the Borrower by such Lender and shall be prima facie evidence absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

2.15	Taxes.

(1)       Gross-up for Taxes. Any and all payments by or on account of any obligation of the Borrower hereunder or under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes except as required by Applicable Laws; provided that if the Borrower shall be required to deduct or withhold any Taxes from such payments, then (a) in the case of Indemnified Taxes, the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under Section 2.15), the Administrative Agent, Lender or LC Issuer (as the case may be) receives an amount equal to the sum it would have received had no such deduction or withholding been made, (b) the Borrower shall make such required deduction or withholding, and (c) the Borrower shall pay to the relevant Governmental Authority the full amount deducted or withheld in accordance with, and within the time limits prescribed by, Applicable Law.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)       Stamp and Other Taxes. In addition to the payments by the Borrower required by Section 2.15(1), the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document to the relevant Governmental Authority in accordance with Applicable Law.

(3)       Indemnity for Taxes. The Borrower shall indemnify the Administrative Agent, each Lender and each LC Issuer, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent, such Lender or LC Issuer, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder or under any Loan Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under Section 2.15) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or LC Issuer, or by the Administrative Agent on its own behalf or on behalf of a Lender or LC Issuer, shall, absent manifest error, be prima facie evidence of the amount of such payment or liability.

(4)       Evidence of Tax Payments. As soon as practicable after any payment of Indemnified Taxes described in Section 2.15(1) or (2) by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(5)       Tax Refunds. If the Administrative Agent, a Lender or an LC Issuer determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to Section 2.15, and, in such party’s opinion acting reasonably, such refund amount is both reasonably identifiable and quantifiable by it without involving it in an unacceptable administrative burden, the Administrative Agent, such Lender or such LC Issuer, as applicable, shall pay over such refund amount to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under Section 2.15 with respect to the Taxes giving rise to such refund, and only to the extent that the Administrative Agent, such Lender or LC Issuer, as applicable, is satisfied, acting reasonably, that it may do so without prejudice to its right, as against the relevant Governmental Authority, to retain such refund), net of all out-of-pocket expenses (including Taxes) of the Administrative Agent, such Lender or such LC Issuer, as applicable, that such Person, as applicable, reasonably determines will leave it (after that payment) in the same after tax position it would have been in had such Indemnified Taxes not been deducted, withheld or otherwise imposed and the indemnification payments had never been paid; provided, that the Borrower, upon the request of the Administrative Agent, such Lender or such LC Issuer, shall repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent, such Lender or such LC Issuer if the Administrative Agent, such Lender or such LC Issuer is required to repay such refund to such Governmental Authority. Nothing contained in Section 2.15 shall (a) interfere with the right of the Administrative Agent, any Lender or any LC Issuer to arrange its affairs in whatever manner it thinks fit and, in particular, none of the Administrative Agent, any Lender or any LC Issuer shall be under any obligation to claim any available refund or relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it, or (b) require the Administrative Agent, any Lender or any LC Issuer to make available its tax returns (or any other information relating to its Taxes which it deems confidential) to the Borrower or any other Person. Notwithstanding anything to the contrary in this Section 2.15(5), in no event shall the Administrative Agent, any Lender or any LC Issuer be required to pay any amount to the Borrower pursuant to this Section 2.15(5) the payment of which would place such party in a less favourable after-Tax position than such party would have been in if Indemnified Taxes had not been deducted, withheld or otherwise imposed and no additional amounts or indemnification payments had been paid.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(6)       Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Obligor has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Obligors to do so), and (ii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (6).

(7)       Exemption and Reductions re: Indemnified Taxes. The Administrative Agent, any Lender or any LC Issuer that is entitled to an exemption from or reduction of any Indemnified Taxes with respect to any payments made under this Agreement shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation as the Borrower or the Administrative Agent may reasonably request to permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, the Administrative Agent, a Lender and an LC Issuer, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not the Administrative Agent, such Lender or such LC Issuer is subject to withholding or information reporting requirements.  Notwithstanding anything to the contrary in this Section 2.15(7), neither the Administrative Agent, any Lender nor any LC Issuer shall be required to provide any documentation which it is not permitted to provide under Applicable Law or which would subject the Administrative Agent, such Lender or such LC Issuer to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of the Administrative Agent, such Lender or such LC Issuer, as applicable.

(8)       Survival. For greater certainty, the provisions of this Section 2.15 shall survive the termination of this Agreement and the Lender Termination Date.

2.16	Payments Generally; Pro rata Treatment; Sharing of Set-offs.

(1)       Payments. The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, amounts payable under any indemnity contained herein, or otherwise hereunder) prior to 12:00 noon, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at the Payment Office, except that payments pursuant to Sections 2.10(2)(b), 2.13, 2.14, 2.15 and 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension, provided that, in the case of any payment with respect to a LIBO Rate Loan, the date for payment shall be advanced to the next preceding Business Day if the next succeeding Business Day is in a subsequent calendar month. All payments under this Agreement shall be made in the currency in which the indebtedness in question is denominated. The Borrower hereby authorizes the Administrative Agent to debit the general operating bank account of the Borrower which is maintained with the Administrative Agent to effect any payment due to the Lenders or the Administrative Agent pursuant to this Agreement. Any resulting overdraft in such account shall be payable by the Borrower to the Administrative Agent in same day funds.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)       Allocation of Insufficient Funds. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (a) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (b) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(3)       Allocation of Funds in Event of Default. If an Event of Default shall have occurred and be continuing, and the maturity of the Loans shall have been accelerated pursuant to Section 7.1, all payments or proceeds received by the Administrative Agent hereunder or under any other Loan Document in respect of any of the Secured Liabilities, including, but not limited to all proceeds received by the Administrative Agent in respect of any sale of, any collection from, or other realization upon, all or any part of the Collateral, shall be applied as follows:

(a)	first, to the payment of all reasonable and documented costs and expenses of such sale, collection or other realization, including reasonable and documented compensation to the Administrative Agent and its agents and outside counsel, and all other reasonable and documented expenses, liabilities and advances made or incurred by the Administrative Agent in connection therewith, and all amounts for which the Administrative Agent is entitled to indemnification hereunder or under any other Loan Document (in its capacity as Administrative Agent and not as a Lender), and to the payment of all reasonable and documented costs and expenses paid or incurred by the Administrative Agent in connection with the exercise of any right or remedy hereunder or under any other Loan Document, all in accordance with the terms hereof or thereof;

(b)	second, to the extent of any excess of such payments or proceeds, to the rateable payment of any accrued interest, fee or commission due but unpaid under this Agreement;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(c)	third, to the extent of any excess of such payments or proceeds, to the rateable payment of the Loans, Cover for outstanding Letters of Credit, the Secured Hedging Obligations and the Secured Cash Management Obligations;

(d)	fourth, to the extent of any excess of such payments or proceeds, to the payment of any other amount due but unpaid under the Loan Documents; and

(e)	fifth, to the extent of any excess of such payments or proceeds, to the payment to or upon the order of the Borrower or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

Notwithstanding the foregoing, in no event shall payments or proceeds received by the Administrative Agent from a Guarantor or in respect of its Collateral be applied against Excluded Swap Obligations of such Guarantor.

(4)       Sharing of Set-Offs. If any Secured Party shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any of its Secured Liabilities resulting in such Secured Party receiving payment of a greater proportion of the aggregate amount of its Secured Liabilities than the proportion received by any other Secured Party on its Secured Liabilities, then the Secured Party receiving such greater proportion shall purchase (for cash at face value) participations in the Secured Liabilities owed to other Secured Parties (as applicable) to the extent necessary so that the benefit of all such payments shall be shared by the Secured Parties rateably in accordance with the aggregate amount of their respective Secured Liabilities; provided that (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (b) this Section 2.16(4) shall not apply to:

(i)	any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of Section 2.16(4) shall apply);

(ii)	any payment made by the Borrower under or in connection with any Secured Cash Management Services when no Event of Default has occurred and is continuing;

(iii)	netting under or as between Secured Hedging Arrangements; or

(iv)	any payment under or in connection with any Secured Hedging Arrangement made when no Event of Default has occurred and is continuing unless, in the case of a termination payment only, an Event of Default shall occur within three months thereafter.

The Borrower hereby consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(5)       Assumption of Payment; Reimbursement of Agent. Unless the Administrative Agent shall have received written notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or an LC Issuer hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or an LC Issuer, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the applicable LC Issuer, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or LC Issuer with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the applicable default rate for Canadian Prime Loans (if such amount is denominated in Canadian Dollars) or the applicable default rate for Base Rate Loans (if such amount is denominated in U.S. Dollars).

(6)       Failure of Lender to Make Payment. If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.16(5), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Section 2.16(5) until all such unsatisfied obligations are fully paid.

(7)       No Deemed Obligation for Source of Funds. Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.17	Currency Indemnity.

If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount due under this Agreement or under any other Loan Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in Toronto, Ontario. In the event that there is a change in the rate of exchange prevailing between the Business Day immediately preceding the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrower shall, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement or such other Loan Document in the Currency Due. If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Loan Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Loan Document or under any judgment or order.

Pretium Resources Inc. – Amended and Restated Credit Agreement

2.18	Mitigation Obligations; Replacement of Lenders.

(1)       Mitigation. If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then such Lender shall, as promptly as possible after it becomes aware of the relevant event, condition or circumstance, use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Lender Affiliates, if, in the judgment of such Lender, acting reasonably, such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 2.13 or 2.15, as the case may be, in the future, and (b) would not subject such Lender to any unreimbursed cost or expense (including any Tax) and would not otherwise be materially disadvantageous to such Lender. The Borrower shall pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(2)       Replacement of Lender. If any Lender requests compensation under Section 2.13, or if it is unlawful for any Lender or its applicable lending office to engage in any activity or to become obligated in any manner contemplated in Section 2.13(4) and the obligations of the Lender in respect thereof become suspended as contemplated in that Section, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, or if any Lender is a Defaulting Lender, or if any Lender is a Non-Consenting Lender, then the Borrower may, at its sole expense (including the processing and recording fee contemplated by Section 9.4(2)) and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.4), all its interests, rights and obligations under this Agreement and the other Loan Documents to an assignee that shall assume such obligations (which assignee may be, another Lender, if a Lender accepts such assignment); provided that (a) if such assignee is not otherwise a Lender, the Borrower shall have received the prior written consent of the Administrative Agent and the LC Issuers, which consent shall not unreasonably be withheld, (b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (c) in the case of any such assignment resulting from a claim for compensation under Section 2.13 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. In connection with any assignment by a Defaulting Lender pursuant to this Section 2.18(2) the Borrower shall not be required to pay to such Defaulting Lender any amount otherwise required pursuant to Section 2.14.

(3)       Cancellation of Commitments of certain Lenders. Notwithstanding Section 2.18(1) and 2.18(2), if any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, or if any Lender is a Defaulting Lender, or if any Lender is a Non-Consenting Lender, the Borrower may, at its sole cost and expense (including any cost and expense associated with any reallocation of the remaining Commitments), upon five Business Days written notice to such Lender and the Administrative Agent, cancel the Commitment of such Lender and prepay all Loans and participations in Letters of Credit of such Lender then outstanding (together with all accrued interest thereon, accrued fees and all other amounts payable to such Lender in connection with such Loans and Letters of Credit) and upon such prepayment and cancellation such Lender shall cease to be a “Lender” for purposes of this Agreement and shall no longer have any Commitment; provided that the Borrower may only exercise its rights pursuant to this Section 2.18(3) if (a) no Default or Event of Default has occurred and is continuing at the time of such prepayment and cancellation or would arise immediately thereafter and (b) such prepayment and cancellation is not prohibited by Applicable Law.

Pretium Resources Inc. – Amended and Restated Credit Agreement

2.19	Letters of Credit.

(1)       General. Subject to the terms and conditions set out herein, the Borrower may request the issuance of Letters of Credit denominated in Canadian Dollars or U.S. Dollars as an availment of the Revolving Credit Commitments, in a form reasonably acceptable to the Administrative Agent and the applicable LC Issuer, at any time and from time to time up to the Maturity Date. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, an LC Issuer relating to any Letter of Credit, the terms and conditions of this Agreement shall govern.

(2)       Notice of Issuance, Amendment, Renewal, Extension, Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable LC Issuer) to an LC Issuer and the Administrative Agent (at least five Business Days in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit by such LC Issuer, or identifying the Letter of Credit issued by such LC Issuer to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension, the date on which such Letter of Credit is to expire (which shall comply with Section 2.19(3)), the amount of such Letter of Credit (which shall be denominated in Canadian Dollars or U.S. Dollars only), the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by an LC Issuer, the Borrower also shall submit a letter of credit application on such LC Issuer’s standard form in connection with any request for a Letter of Credit to be issued by such LC Issuer. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit, the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (a) the aggregate LC Exposure shall not exceed U.S. $100,000,000 and (b) the aggregate Revolving Credit Exposures shall not exceed the total Revolving Credit Commitments.

(3)       Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (a) the date that is one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (b) the date that is five Business Days prior to the Maturity Date.

(4)       Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the issuing LC Issuer or the Revolving Credit Lenders, such LC Issuer hereby grants to each Revolving Credit Lender, and each Revolving Credit Lender hereby acquires from such LC Issuer, a participation in such Letter of Credit equal to such Revolving Credit Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of such LC Issuer, such Revolving Credit Lender’s Applicable Percentage of each LC Disbursement made by such LC Issuer and not reimbursed by the Borrower on the date due as provided in Section 2.19(5), or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 2.19(4) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(5)       Reimbursement. If an LC Issuer shall make any LC Disbursement, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 4:00 p.m. (Vancouver time) on the date that such LC Disbursement is made, if the Borrower has received written notice of such LC Disbursement from such LC Issuer on or prior to 10:00 a.m. (Vancouver time) on such date, or, if such notice has not been received by the Borrower prior to 10:00 a.m. (Vancouver time) on such date, then not later than 4:00 p.m. (Vancouver time) (a) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m. (Vancouver time) on the day of receipt, or (b) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to 10:00 a.m. (Vancouver time) on the day of receipt. The Borrower may, subject to the conditions to borrowing set out herein, request in accordance with Section 2.3 that such Reimbursement Obligation be financed with a Canadian Prime Borrowing (if such LC Disbursement is denominated in Canadian Dollars) or Base Rate Borrowing (if such LC Disbursement is denominated in U.S. Dollars) in an equivalent amount and, to the extent so financed, the Borrower’s Reimbursement Obligation shall be discharged and replaced by the resulting Canadian Prime Borrowing or Base Rate Borrowing. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Credit Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Revolving Credit Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Credit Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, and the Administrative Agent shall promptly pay to such LC Issuer the amounts so received by it from the Revolving Credit Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this Section 2.19(5), the Administrative Agent shall distribute such payment to such LC Issuer or, to the extent that Revolving Credit Lenders have made payments pursuant to this Section 2.19(5) to reimburse such LC Issuer, then to such Revolving Credit Lenders and such LC Issuer as their interests may appear. Any payment made by a Revolving Credit Lender pursuant to this Section 2.19(5) to reimburse an LC Issuer for any LC Disbursement (other than the funding of Canadian Prime Borrowings or Base Rate Borrowings as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

(6)       Obligations Absolute. The Borrower’s obligation to reimburse LC Disbursements as provided in Section 2.19(5) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (a) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (b) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, or (c) any other event or circumstance whatsoever, save and except for material non-compliance with the payment conditions of the relevant Letter of Credit, whether or not similar to any of the foregoing, that might, but for the provisions of Section 2.19, constitute a legal or equitable discharge of, or provide a right of set-off against, the Borrower’s obligations hereunder, save and except, in all cases, where resulting from the gross negligence or wilful misconduct of an LC Issuer. Neither the Administrative Agent, the Revolving Credit Lenders nor any LC Issuer, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence but for certainty, not including material non-compliance with the payment conditions of the relevant Letter of Credit), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of such LC Issuer; provided that the foregoing shall not be construed to excuse an LC Issuer from liability to the Borrower to the extent of any direct damages (as opposed to indirect, special, punitive or consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by Applicable Law) suffered by the Borrower that are caused by such LC Issuer’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of an LC Issuer (as finally determined by a court of competent jurisdiction), such LC Issuer shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the Borrower and the Revolving Credit Lenders agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, an LC Issuer may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(7)       Disbursement Procedures. An LC Issuer shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit issued by it. Such LC Issuer shall promptly notify the Administrative Agent and the Borrower by telephone (confirmed in writing) of such demand for payment and whether such LC Issuer has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such LC Issuer and the Revolving Credit Lenders with respect to any such LC Disbursement.

(8)       Interim Interest. If an LC Issuer shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate then applicable to Canadian Prime Loans (if in Canadian Dollars) or Base Rate Loans (if in U.S. Dollars). Interest accrued pursuant to this Section 2.19(8) shall be for the account of such LC Issuer, except that interest accrued on and after the date of payment by any Revolving Credit Lender pursuant to Section 2.19(5) to reimburse such LC Issuer shall be for the account of such Revolving Credit Lender to the extent of such payment.

(9)       Replacement of an LC Issuer. An LC Issuer may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced LC Issuer and the successor LC Issuer. The Administrative Agent shall notify the Revolving Credit Lenders of any such replacement of an LC Issuer. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced LC Issuer. From and after the effective date of any such replacement, (a) the successor LC Issuer shall have all the rights and obligations of the replaced LC Issuer under this Agreement with respect to Letters of Credit to be issued by such successor LC Issuer thereafter, and (b) references herein to the term “LC Issuer” shall be deemed to refer to such successor or to any other current or previous LC Issuer, or to such successor and all other current or previous LC Issuers, as the context shall require. After the replacement of an LC Issuer hereunder, the replaced LC Issuer shall remain a party hereto and shall continue to have all the rights and obligations of an LC Issuer under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(10)       Cash Collateralization. If any Event of Default shall occur and be continuing, on the third Business Day following the date that the Borrower receives written notice from the Administrative Agent or the Required Lenders demanding the deposit of Cover, the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Credit Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in Section 7.1(g), (h) or (i). Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of obligations of the Borrower under this Agreement and shall be applied in accordance with this Section 2.19(10). The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse each LC Issuer for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated, be applied to satisfy other obligations of the Borrower under this Agreement in accordance with Section 2.16(3). If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived or the total LC Exposure is reduced to nil.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(11)       Letters of Credit Issued for Account of Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder supports any obligations of, or is for the account of, a Subsidiary, or states that a Subsidiary is the “account party,” “applicant,” “customer,” “instructing party,” or the like of or for such Letter of Credit, and without derogating from any rights of the applicable LC Issuer (whether arising by contract, at law, in equity or otherwise) against such Subsidiary in respect of such Letter of Credit, the Borrower (i) shall reimburse, indemnify and compensate the applicable LC Issuer hereunder for such Letter of Credit (including to reimburse any and all drawings thereunder) as if such Letter of Credit had been issued solely for the account of the Borrower and (ii) irrevocably waives any and all defenses that might otherwise be available to it as a guarantor or surety of any or all of the obligations of such Subsidiary in respect of such Letter of Credit. The Borrower hereby acknowledges that the issuance of such Letters of Credit for its Subsidiaries inures to the benefit of the Borrower, and that the Borrower’s business derives substantial benefits from the businesses of such Subsidiaries.

2.20	Swingline Loans.

(1)       General. Subject to the terms and conditions set out herein and as part of its Revolving Credit Commitment, the Swingline Lender agrees to make Loans (each such Loan made under this Section 2.20, a “Swingline Loan”) to the Borrower from time to time during the period commencing on the Closing Date and ending on the Maturity Date (such commitment being the “Swingline Commitment”), in an aggregate principal amount at any time outstanding up to U.S. $25,000,000; provided that the Swingline Lender shall not be required to extend further credit hereunder if such extension would result in (a) the Swingline Exposure at such time exceeding the amount of the Swingline Commitment, (b) the aggregate of the Revolving Credit Exposures exceeding the total Revolving Credit Commitments, or (c) a Swingline Loan refinancing an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set out herein, the Borrower may borrow, prepay and reborrow Swingline Loans.

(2)       Interest; Overdrafts. Subject to the terms and conditions set out herein, the Borrower shall be entitled to obtain Swingline Loans by way of overdraft on the Swingline Accounts, and at any given time the U.S. $ Amount of the outstanding principal amount of all Swingline Loans shall be equal to the aggregate amount by which the Swingline Accounts are overdrawn. Swingline Loans shall bear interest at a rate per annum equal to the rate applicable to a Canadian Prime Borrowing (if in Canadian Dollars) or at a rate per annum equal to the rate applicable to a Base Rate Loan (if in U.S. Dollars). Interest shall be payable on such dates, not more frequent than monthly, as may be specified by the Swingline Lender and in any event on the Maturity Date. The Swingline Lender shall be responsible for invoicing the Borrower for such interest. The interest payable on Swingline Loans is solely for the account of the Swingline Lender (subject to Section 2.20(3) below).

Pretium Resources Inc. – Amended and Restated Credit Agreement

(3)       Participations in Swingline Loans. The Swingline Lender may, no less frequently than once per calendar month (but more frequently in its sole discretion) by written notice given to the Administrative Agent not later than 10:00 a.m. on any Business Day require the Revolving Credit Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which Revolving Credit Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent shall give notice thereof to each Revolving Credit Lender, specifying in such notice such Revolving Credit Lender’s Applicable Percentage of such Swingline Loan or Loans. Each Revolving Credit Lender shall upon receipt of notice as provided above, pay to the Administrative Agent, for the account of the Swingline Lender, such Revolving Credit Lender’s Applicable Percentage of such Swingline Loan or Loans. Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to Section 2.20 is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Revolving Credit Lender shall comply with its obligation under Section 2.20 by wire transfer of immediately available funds with respect to Loans made by such Revolving Credit Lender, and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Credit Lenders. The Administrative Agent shall notify the Borrower of any participations in any Swingline Loan acquired pursuant to Section 2.20, and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from the Borrower (or other party on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent. Any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Revolving Credit Lenders that shall have made their payments pursuant to Section 2.20 and to the Swingline Lender, as their interests may appear. The purchase of participations in a Swingline Loan pursuant to Section 2.20 shall not relieve the Borrower of any default in the payment thereof.

(4)       Reallocation upon an Event of Default. At any time that an Event of Default has occurred and is continuing, the Swingline Exposure shall be adjusted as necessary so as to cause the Revolving Credit Exposure of each Revolving Credit Lender to equal its Applicable Percentage of the aggregate Revolving Credit Exposure of all Revolving Credit Lenders. Such adjustment shall be effected by either:

(a)	the Swingline Lender making Swingline Loans in the requisite amount(s) and advancing the proceeds thereof to other Revolving Credit Lenders in repayment of their Revolving Credit Loans; or

(b)	the Revolving Credit Lenders other than the Swingline Lender making Revolving Credit Loans in the requisite amount(s) and advancing the proceeds thereof to the Swingline Lender in repayment of Swingline Loans, and the Borrower irrevocably authorizes and directs such Borrowings to be automatically made and the proceeds thereof so applied.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(5)       Replacement of Swingline Lender. The Swingline Lender may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Swingline Lender and the successor Swingline Lender. The Administrative Agent shall notify the Lenders of any such replacement of the Swingline Lender. At the time any such replacement shall become effective, the Borrower shall pay all unpaid interest accrued for the account of the replaced Swingline Lender. From and after the effective date of any such replacement, (a) the successor Swingline Lender shall have all the rights and obligations of the replaced Swingline Lender under this Agreement with respect to Swingline Loans made thereafter, and (b) references herein to the term “Swingline Lender” shall be deemed to refer to such successor or to any previous Swingline Lender, or to such successor and all previous Swingline Lenders, as the context shall require. After the replacement of a Swingline Lender hereunder, the replaced Swingline Lender shall remain a party hereto and shall continue to have all the rights and obligations of a Swingline Lender under this Agreement with respect to Swingline Loans made by it prior to its replacement, but shall not be required to make additional Swingline Loans.

(6)       Resignation of Swingline Lender. Subject to the appointment and acceptance of a successor Swingline Lender, the Swingline Lender may resign as a Swingline Lender at any time upon thirty (30) days’ prior written notice to the Administrative Agent, the Borrower and the Lenders, in which case, such Swingline Lender shall be replaced in accordance with Section 2.20(4) above.

2.21	Defaulting Lenders.

Notwithstanding any provision of this Agreement to the contrary, if any Lender is a Defaulting Lender, then the following provisions shall apply to such Lender for so long as it remains a Defaulting Lender:

(a)	fees shall cease to accrue pursuant to Section 2.10(1) on the unfunded portion of the Revolving Credit Commitment of such Defaulting Lender;

(b)	the Revolving Credit Commitment and Term Credit Commitment of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.2, except as set out in the proviso); provided that any waiver or amendment (i) described in Section 9.2(2)(a), (b), (c) or (d) or (ii) which affects such Defaulting Lender differently than other Lenders generally, shall require the consent of such Defaulting Lender;

(c)	any amount owing by a Defaulting Lender to the Administrative Agent or another Lender that is not paid when due shall bear interest at the interest rate applicable to Canadian Prime Loans or Base Rate Loans under the Revolving Credit, as applicable;

(d)	subject to Sections 2.18(2) and (3), any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender other than in respect of the assignment of such Defaulting Lender’s Loans and Commitments) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Administrative Agent in a segregated account and, subject to any applicable requirements of law, be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, pro rata, to the payment of any amounts owing by such Defaulting Lender to any LC Issuer of the Swingline Lender hereunder, (iii) third, to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, (iv) fourth, held in such account as cash collateral for future funding obligations of the Defaulting Lender under this Agreement (the amount of such cash collateral not to exceed the Revolving Credit Commitment of such Defaulting Lender minus the outstanding principal amount of such Defaulting Lender’s Revolving Loans), (v) fifth, to the payment of any other amounts owing to the Lenders or any LC Issuer or the Swingline Lender hereunder, (vi) sixth, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and (vii) seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if such payment is a prepayment of the principal amount of any Loans or reimbursement obligations in respect of Letters of Credit with respect to which a Defaulting Lender has funded its participation obligations, such payment shall be applied solely to prepay the Loans of, and reimbursement obligations owed to, all Lenders other than Defaulting Lenders pro rata prior to being applied to the prepayment of any Loans, or reimbursement obligations owed to, any Defaulting Lender;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(e)	if a Defaulting Lender is an Insolvent Defaulting Lender, any amount payable to such Defaulting Lender hereunder may, in lieu of being distributed pursuant to Section 2.21(d), be retained by the Administrative Agent to collateralize indemnification and reimbursement obligations of such Defaulting Lender hereunder in an amount determined by the Administrative Agent, acting reasonably;

(f)	if Swingline Loans or Letters of Credit are outstanding at the time a Revolving Credit Lender becomes a Defaulting Lender, then:

(i)	all or any part of the pro rata share of such Defaulting Lender in respect of the outstanding Swingline Loans and Letters of Credit shall be reallocated among the Revolving Credit Lenders which are not Defaulting Lenders (in this Section 2.21, “Non-Defaulting Lenders”) in accordance with their respective Revolving Credit Commitments, provided that any such reallocation shall not cause any Non-Defaulting Lender to exceed its Revolving Credit Commitment;

(ii)	if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within five (5) Business Days following notice by the Administrative Agent, (x) first, prepay such outstanding Swingline Loans, and (y) cash collateralize for the benefit of each LC Issuer the Borrower’s obligations corresponding to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit (after giving effect to any partial reallocation pursuant to clause (i) above) issued by such LC Issuer in accordance with the procedures set forth in Section 2.19(g), until such Letters of Credit are surrendered for cancellation or the Commitments of such Defaulting Lender in respect thereof have been assigned pursuant to Section 2.18, whichever occurs first; and

(iii)	upon any reallocation pursuant to clause (i) above, the fees payable to the Lenders pursuant to Section 2.10(2) shall be adjusted in accordance with such Non-Defaulting Lenders’ Revolving Credit Commitments;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(g)	so long as any Revolving Credit Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loan and the LC Issuers shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding pro rata share of the outstanding Letters of Credit will be 100% covered by the Revolving Credit Commitments of the Non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2.21(h), and participating interests in any such newly made Swingline Loan or any newly issued or increased Letter of Credit shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 2.21(f) (and such Defaulting Lender shall not participate therein);

(h)	if required by Section 2.21(f)(ii), the Borrower shall deposit in an account with the Administrative Agent and for the benefit of the Revolving Credit Lenders (the “LC Collateral Account”), an amount in cash equal to 100% of the Defaulting Lender’s pro rata share of the outstanding Letters of Credit which have not otherwise been reallocated pursuant to Section 2.21(f)(i) as of such date (as may be reduced from time to time) plus accrued and unpaid interest thereon. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance by the Borrower of the Defaulting Lender’s pro rata share of contingent obligations with respect to such Letters of Credit. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse each LC Issuer for outstanding Letters of Credit issued by it for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the outstanding Letters of Credit at such time, until the expiry date of such Letters of Credit (in which case, to the extent such Letters of Credit are undrawn when they expire, the funds shall be returned to the Borrower) or otherwise returned to the Borrower on an assignment of such Defaulting Lender’s obligations pursuant to Section 2.18; and

(i)	if the Administrative Agent, the Borrower, the Swingline Lender and the LC Issuers each agrees that a Defaulting Lender has adequately remedied all matters that caused such Revolving Credit Lender to be a Defaulting Lender, then the Swingline Exposure and Letter of Credit Exposure of the Revolving Credit Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Credit Commitment and on such date such Defaulting Lender shall purchase at par such of the Revolving Loans (other than the Swingline Loans) of the other Revolving Credit Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Revolving Loans in accordance with its Revolving Credit Commitment and any collateral held pursuant to Section 2.21(h) shall be returned to the Borrower concurrently therewith, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of any Borrower while that Lender was a Defaulting Lender; provided, further, that, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

Except as otherwise expressly provided in this Section 2.21, no Revolving Credit Commitment of any other Lender shall be increased or otherwise affected, and performance by a Borrower of its obligations hereunder and the other Loan Documents shall not be excused or otherwise modified as a result of any Lender becoming a Defaulting Lender. The rights and remedies against a Defaulting Lender under this Section 2.21 are in addition to other rights and remedies which a Borrower may have against such Defaulting Lender as a result of it becoming a Defaulting Lender and which the Administrative Agent or any other Lender may have against such Defaulting Lender with respect thereto.

Pretium Resources Inc. – Amended and Restated Credit Agreement

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Borrower.

In order to induce the Administrative Agent and the Lenders to enter into this Agreement, to make any Loans hereunder and to issue any Letters of Credit hereunder, the Borrower represents and warrants to the Administrative Agent and each Lender that each statement set forth in this Article 3 is true and correct on the Closing Date. For the avoidance of doubt, such representations are repeated as at the date of each Borrowing and Compliance Certificate, subject to update as provided in Section 5.1(1)(l).

(1)          Organization; Powers. Each Obligor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now and formerly conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(2)          Authorization; Enforceability. The Transactions (as applicable) are within the Obligors’ corporate or partnership powers and have been duly authorized by all necessary corporate, partner and shareholder action, as applicable. This Agreement and the other Loan Documents have been duly executed and delivered by each Obligor (as applicable) and constitute legal, valid and binding obligations of each Obligor (as applicable), enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(3)          Governmental Approvals; No Conflicts. The Transactions (as applicable) (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as disclosed in Schedule 3.1(3), (b) will not violate any Applicable Law or the charter, by-laws or other organizational documents of any Obligor or any order of any Governmental Authority applicable to any Obligor, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Obligor or their respective assets, which such violation or default could reasonably be expected to have a Material Adverse Effect, and (d) will not result in the creation or imposition of any Lien on any asset of any Obligor, except for any Lien arising in favour of the Administrative Agent, for the benefit of the Secured Parties, under the Loan Documents.

(4)          Financial Condition; No Material Adverse Effect.

(a)	The Borrower has furnished to the Lenders the consolidated balance sheets and statements of income, retained earnings and changes in financial position of the Borrower (i) as of and for the Fiscal Year ended December 31, 2020, reported on by its auditors, and (ii) as of and for the Fiscal Quarter and the portion of the Fiscal Year ended March 31, 2021, certified by a Responsible Officer of the Borrower. Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Borrower as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in Section 3.1(4)(a)(ii).

Pretium Resources Inc. – Amended and Restated Credit Agreement

(b)	Since December 31, 2020, there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

(c)	All information (including that disclosed in all financial statements) pertaining to the Obligors (other than projections) that has been or will be made available to the Lenders, the Administrative Agent or the Joint Lead Arrangers by the Borrower or any representative of the Obligors, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. The projections, forecasts and budgets that have been or will be made available to the Lenders, the Administrative Agent or the Joint Lead Arrangers by the Borrower or any representative of the Borrower have been or will be prepared in good faith based upon assumptions which, at the time of preparation and delivery, are reasonable, and there are no statements or conclusions in such projections, forecasts, or budgets which are based upon or include information, which, at the time of preparation and delivery, was or is known to the Borrower to be misleading in any material respect or which fail to take into account material information known to the Borrower at such time regarding the matters reported therein. The Borrower believes that, at the time of preparation and delivery, the forecasts and budgets provided by or on behalf of the Borrower to the Administrative Agent were or are reasonable and attainable, it being recognized that projections as to future events are not to be viewed as facts and that the actual results during the period or periods covered by such forecasts and budgets may differ from the projected results included in such forecasts and budgets and such differences may be material.

(5)          Litigation.

(a)	Except as disclosed in Schedule 3.1(5), and except for environmental-related matters (which are dealt with in Section 3.1(18)), there are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the Borrower’s Knowledge, threatened in writing against or affecting any of the Obligors (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than as described in Schedule 3.1(5) or 3.1(18)), or (ii) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected to result in liability attributable to the Administrative Agent, any Lender and/or any LC Issuer as a result of this Agreement, any other Loan Document or the Transactions.

(b)	Since the date of this Agreement, there has been no change in the status of the matters described in Schedule 3.1(18) that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Material Adverse Effect.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(6)       Compliance with Applicable Laws. Each Obligor is in compliance with all Applicable Laws applicable to it or its property except where the failure to be in compliance therewith, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Obligor has violated or failed to obtain any (a) Material Brucejack Mine Authorization, or (b) Authorization necessary for the ownership or operation of any other material part of the Business, taken as a whole, which violation or failure could reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

(7)       Compliance with Agreements. No Obligor is in default, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default (in any respect that would have a Material Adverse Effect), under (a) any loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of any Obligor, or (b) any other agreement or instrument to which an Obligor is a party or by which any Obligor is bound.

(8)       No Default. No Default has occurred and is continuing.

(9)       Taxes. Each Obligor has filed or caused to be filed when due all Tax returns and reports required to have been filed and has paid or caused to be paid when due all Taxes required to have been paid by it (including all instalments with respect to the current period) and has made adequate provision for Taxes for the current period, except for Taxes which are the subject of a Permitted Contest.

(10)       Titles to Real Property. The Obligors have indefeasible fee simple title to their respective fee simple-owned real properties, and with respect to leased real properties, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens. All real property, including for certainty, all mining licenses and mineral claims, in which the Obligors have any right, title or interest is described in Schedule 3.1(10).

(11)       Titles to Personal Property. The Obligors have title to their respective owned personal properties, and with respect to leased personal properties, valid leasehold interests with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens.

(12)       Pension Plans and Benefit Plans.

(a)	None of the Obligors is party to or liable for the administration of any Pension Plan.

(b)	Schedule 3.1(12) describes each Benefit Plan. The Benefit Plans have each been administered, funded and invested in all material respects in accordance with the terms of the particular plan, all Applicable Laws, and the terms of all applicable collective bargaining agreements and employment contracts.

(c)	All material obligations of each of the Obligors (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Benefit Plans and the funding agreements therefor have been performed on a timely basis. There are no outstanding material disputes concerning the Benefit Plans. Except where any failure to do so could not reasonably be expected to have a Material Adverse Effect, all employee and employer payments, contributions or premiums required to be withheld, made, remitted or paid to or in respect of each Benefit Plan have been withheld, made, remitted or paid on a timely basis in accordance with the terms of such plans, any applicable collective bargaining agreement or employment contract and all Applicable Laws.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(d)	There has been no improper withdrawal or application of the assets of the Benefit Plans. No event has occurred or is reasonably expected to occur that could trigger or otherwise require immediate or accelerated funding in respect of any Benefit Plan.

(13)       Casualties; Taking of Properties. Since December 31, 2020 neither the business nor the properties of any Obligor have been affected by any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labour disturbance, embargo, requisition or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign Governmental Authority, riot, activities of armed forces, or acts of God or of any public enemy in a manner that has had or could reasonably be expected to have a Material Adverse Effect. Except as set out on Schedule 3.1(13), there is no expropriation or similar proceeding, actual or threatened, of which, to the Borrower’s Knowledge, any Obligor has received notice, or which the Borrower knows is pending or threatened, against any Material Brucejack Mine Real Property or any other real property or interests therein which form a material part of the Business, taken as a whole.

(14)       Subsidiaries. As of the Closing Date, Schedule 3.1(14) correctly sets forth:

(a)	the legal name of each Obligor and its form of legal entity and jurisdiction of organization;

(b)	the Equity Securities issued and outstanding by each Obligor (other than the Borrower), and the registered and beneficial owners thereof;

(c)	the Equity Securities of its respective subsidiaries owned by each Obligor; and

(d)	a corporate organizational chart of the Borrower and its subsidiaries.

Unless otherwise indicated in Schedule 3.1(14) or in the Bring-Down Certificate, as of the Closing Date, there are no outstanding options, warrants or other rights to purchase Equity Securities of any Obligor (other than the Borrower), and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Applicable Laws, and are free and clear of all Liens, except for Permitted Liens.

(15)       Insurance. The Obligors maintain insurance policies and coverage in compliance with Section 5.1(9). Such insurance coverage (a) is sufficient for the Obligors to be in compliance with all requirements relating to the maintenance of insurance of Applicable Law and, in all material respects, of all Material Contracts to which any Obligor is a party, (b) is provided under valid and outstanding policies in respect of which all premiums which are due have been paid, (c) provides adequate insurance coverage in at least such amounts and against at least such risks (but including in any event public liability) as are usually insured against by Persons engaged in the same or a similar business to the Business as carried on by the Obligors and carried on in the same or a similar location to that from which the Obligors carry on the Business (or applicable portion thereof), and (d) will not in any way be adversely affected in any material respect by, or terminate or lapse by reason of, the Transactions. All such material policies are in full force and effect, and no notice of cancellation or termination has been received with respect to any such policy. Each Obligor has no reason to believe that it will not be able to renew the insurance policies currently in force or to obtain similar coverage from reputable independent insurance companies, at a cost the payment of which would be materially consistent with prudent industry practice. Except as set out on Schedule 3.1(15), no Obligor has a material claim pending against any insurer or pursuant to any insurance policy, and to the Borrower’s Knowledge, no fact, event or circumstance exists that could give rise to any such claim. The certificate of insurance delivered to the Administrative Agent pursuant to Section 4.1(7) contains a complete list and accurate description of all material policies of insurance owned or held by each Obligor on the Closing Date.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(16)       Solvency. No Obligor has (a) admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due, (b) in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute, (c) made an assignment for the benefit of its creditors, (d) consented to the appointment of a receiver of the whole or any substantial part of its assets, (e) filed a petition seeking a reorganization, arrangement, adjustment or composition in respect of itself under Applicable Laws relating to bankruptcy, or (f) been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Obligor with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(17)       Material Contracts. Schedule 3.1(17) sets out all Material Contracts. A true and complete copy of each Material Contract has been delivered to the Administrative Agent. Each of the Material Contracts is in full force and effect. No Obligor is in default under or in breach of any term or condition of any Material Contract that would have, either individually or in the aggregate, a Material Adverse Effect, nor, to the Borrower’s Knowledge, does there exist any default under or breach of any term or condition of any Material Contract by any other party thereto that would have a Material Adverse Effect.

(18)       Environmental Matters. Except as disclosed in Schedule 3.1(18):

(a)	Environmental Laws, Etc. Neither any property of the Obligors nor the operations conducted thereon violate any Environmental Law or any applicable order of any court or Governmental Authority made pursuant to any Environmental Law, in each case which violation could reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(b)	Notices, Permits, Etc. All Authorizations required to be obtained or filed by the Obligors in connection with the operation or use of any and all property of the Obligors, including but not limited to past or present treatment, transportation, storage, disposal or Release of Hazardous Materials into the environment, have been duly obtained or filed, except to the extent the failure to obtain or file such Authorizations could not reasonably be expected to have a Material Adverse Effect, or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(c)	Hazardous Substances Carriers. All Hazardous Materials generated at any and all property of the Obligors as and from the acquisition and/or occupation of such properties by the relevant Obligor:

(i)	which have been treated, transported, stored and disposed of by an Obligor, have been so treated, transported or disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to treat, transport, store or dispose of any such Hazardous Materials could not reasonably be expected to have a Material Adverse Effect; and

Pretium Resources Inc. – Amended and Restated Credit Agreement

(ii)	which have been treated, transported, stored and disposed of by third parties, have, to the Borrower’s Knowledge, been so treated, transported or disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to treat, transport, store or dispose of any such Hazardous Materials could not reasonably be expected to have a Material Adverse Effect.

(d)	Hazardous Materials Disposal. The Obligors have taken all reasonable steps consistent with prudent industry practice to determine and have determined that no Hazardous Materials have been disposed of and no Release has occurred other than in compliance with Environmental Laws, except to the extent any failure to so comply could not reasonably be expected to have a Material Adverse Effect or could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(e)	No Contingent Liability. The Obligors have no material contingent liability in connection with any Release except contingent liabilities which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such Release.

(19)       Employee Matters.

(a)	Except as set out in Schedule 3.1(19), none of the Obligors, nor any of their respective employees, is subject to any collective bargaining agreement. To the Borrower’s Knowledge, there are no strikes, slowdowns, work stoppages or controversies pending or threatened against the Obligors, or their respective employees, which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b)	Each of the Obligors has withheld from each payment to each of their respective officers, directors and employees the amount of all Taxes, including income tax, pension plan contributions, as applicable, employment insurance premiums and other payments and deductions required to be withheld therefrom, and has paid the same, together with all workers’ compensation assessments, to the proper taxation or other receiving authority, in accordance with Applicable Law. No Obligor has received notice in writing of any material claim by or material liability to any of their respective officers, directors or employees for any past due and unpaid salary (including vacation pay) or benefits which would rank in whole or in any material part pari passu with or prior to the Liens created by the Security Documents.

(20)       Fiscal Year. The Fiscal Year ends on December 31st of each calendar year, and the Fiscal Quarters end on the last day of each of March, June, September and December of each calendar year.

(21)       Intellectual Property Rights. Each Obligor is the registered and beneficial owner of, with good and marketable title, free of all licenses, franchises and Liens other than Permitted Liens, to, or is legally entitled to the use and benefit of, all patents, patent applications, trademarks, trademark applications, trade names, service marks, copyrights, industrial designs, integrated circuit topographies, or other rights with respect to the foregoing and other similar property, necessary for the present and planned future conduct of the Business, without any conflict with the rights of any other Person other than for such conflicts as could not reasonably be expected to have a Material Adverse Effect. To the Borrower’s Knowledge, no material claim has been asserted and is pending by any Person with respect to the use by any Obligor of any intellectual property or challenging or questioning the validity, enforceability or effectiveness of any intellectual property necessary for the conduct of the business of any Obligor. Except as could not reasonably be expected to have a Material Adverse Effect, (a) each Obligor has the right to use the intellectual property which such Obligor owns or is legally entitled to use and which is necessary for the conduct of the Business, (b) all applications and registrations for such intellectual property are current, and (c) to the Borrower’s Knowledge, the conduct of each Obligor’s business does not infringe the intellectual property rights of any other Person.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(22)       Residency of Borrower for Tax Purposes. The Borrower is a resident of Canada for the purposes of the Income Tax Act.

(23)       Limited Obligors. There are no Limited Obligors.

(24)       “Know Your Customer” Information. All materials and information provided by or on behalf of the Borrower to each of the Lenders in connection with applicable “know your customer” and AML Legislation are true and correct.

(25)       AML Legislation. Each Obligor is in compliance with AML Legislation applicable to such Person.

(26)       Anti-Corruption Laws and Sanctions. Each Obligor has implemented and maintains in effect policies and procedures designed to ensure compliance by the Obligors and their respective directors, officers, employees and agents with Anti-Corruption Laws, and the Obligors and their respective officers and employees and, to the Borrower’s Knowledge, their directors and agents, are in compliance with Anti-Corruption Laws and are not engaged in any activity that would reasonably be expected to result in the Borrower being designated as a Sanctioned Person. None of (a) the Borrower, any Subsidiary or any of their respective directors, officers or employees, or (b) to the Borrower’s Knowledge, any agent of the Borrower, any Subsidiary or any other Person that will act in any capacity in connection with or benefit from the credit facilities established hereby, is a Sanctioned Person. No direct Borrowing or Letter of Credit, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions and, to the Borrower’s Knowledge, no indirect use of proceeds (whether pursuant to a Borrowing or Letter of Credit) or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or Sanctions.

(27)       Investment Company. The Borrower is not an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

(28)       Margin Stock. Neither the Borrower nor any of its Subsidiaries (i) is engaged in the business of purchasing or carrying “margin stock” as defined in Regulation U of the Board of Governors of the Federal Reserve System of the United States, or (ii) has used any proceeds of any Loan or Letter of Credit to purchase or carry any such “margin stock” contrary to the provisions of Regulation U or Regulation X of the Board of Governors of the Federal Reserve System of the United States.

(29)       Jurisdictions. Each jurisdiction in which any of the Obligors has assets, carries on business or in which any place of business or the chief executive office of any Obligor is located are set out on Schedule 3.1(29).

(30)       Mine Safety. Except as set out in Schedule 3.1(30), the Obligors conduct, and have conducted in the twelve (12) months preceding the date of this Agreement, their activities at the Brucejack Mine in compliance in all material respects with all Applicable Laws in the Province of British Columbia specifically applicable to mine safety. Except as set out in Schedule 3.1(30), to the Borrower’s Knowledge, there have been no reported incidents of non-compliance in any material respect with such Applicable Laws in connection with operations or activities at the Brucejack Mine in the twelve (12) months preceding the date of this Agreement and the list provided in Schedule 3.1(30) includes a description of all material compensable injuries or casualties sustained by employees, contractors or visitors to the Brucejack Mine during such twelve (12) month period.

(31)       Brucejack Mine Operation. There has been no material change in the conduct or operation of the Brucejack Mine from that contemplated in the Life of Mine Plan pertaining thereto.

(32)       [OMITTED]

Pretium Resources Inc. – Amended and Restated Credit Agreement

ARTICLE 4
CONDITIONS

4.1	Conditions to Effectiveness and Initial Borrowings.

The obligations of the Lenders to make Loans and of any LC Issuer to issue Letters of Credit hereunder shall not become effective unless each of the conditions listed below is satisfied (or waived pursuant to Section 9.2) on or prior to August 9, 2021, and, in the event such conditions are not so satisfied or waived by such time, the Commitments shall terminate at such time.

(1)       Credit Agreement. The Administrative Agent shall have received from each party hereto either (a) a counterpart of this Agreement signed on behalf of each party hereto, or (b) written evidence satisfactory to the Administrative Agent (which may include a facsimile or other electronic -transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(2)       Closing Date Security Documents. The Administrative Agent shall have received the Closing Date Security Documents.

(3)       Perfection of Liens. The Closing Date Security Documents shall have been registered (or arrangements for registration satisfactory to the Administrative Agent shall have been made) in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary or of advantage to perfect or render opposable to third parties the Liens intended to be created thereby, and the Closing Date Security Documents and the Liens created thereby shall constitute a first ranking charge over the property (both real and personal) of the Obligors, subject to no other Liens except Permitted Liens. The Administrative Agent shall have received and be satisfied (acting reasonably) with the results of all title, real property, personal property, pending litigation, judgment, bankruptcy, execution and other searches conducted by the Administrative Agent and its counsel with respect to the Obligors in all relevant jurisdictions selected by the Administrative Agent and its counsel.

(4)       Legal Opinions. The Administrative Agent shall have received a written opinion of Lawson Lundell LLP, Canadian counsel to the Borrower, covering such matters relating to the Obligors, this Agreement, the other Loan Documents, or the Transactions as the Lenders and their counsel shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied), which shall be in form and substance satisfactory to the Lenders and their counsel, each acting reasonably. If a Security Document creates a Lien over the interest of an Obligor in any Material Brucejack Mine Real Property, the legal opinions to be delivered to the Administrative Agent shall include opinions as to the title of the applicable Obligors to such real property, in form and substance satisfactory to Lender’s Counsel, acting reasonably. The Borrower hereby requests such counsel to deliver such opinions and supporting materials. All opinions and certificates referred to in this Section 4.1(4) shall be addressed to the Administrative Agent and the other Secured Parties and dated the Closing Date and shall expressly permit each Lender to disclose such opinions to: (i) its head office, branches and Affiliates and, if applicable, its direct and indirect parent companies, (ii) its legal advisors and credit risk protection providers, and (iii) where required by any Applicable Law or regulation or by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(5)       Corporate Certificates. The Administrative Agent shall have received:

(a)	certified copies of the resolutions of the board of directors, general partner, or shareholders, as applicable, of each Obligor approving, as appropriate, the Loans, this Agreement and the other Loan Documents, and all other documents, if any, to which such Obligor is a party and evidencing authorization with respect to such documents; and

(b)	a certificate of an officer of each Obligor, dated as of the Closing Date, and certifying (i) the name, title and true signature of each officer of such Person executing this Agreement and the other Loan Documents to which it is a party, (ii) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement, including certifications required pursuant to Section 5.1(1) and Borrowing Requests, and (iii) that attached thereto is a true and complete copy of the notice of articles and articles of such Obligor, as amended to date, and, where applicable, a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate.

(6)       Fees. The Administrative Agent, the Lenders, and the Joint Lead Arrangers shall have received all fees and other amounts due and payable on or prior to the Closing Date (or arrangement for payment thereof satisfactory to the Administrative Agent shall have been made), including, (a) all fees payable pursuant to the Fee Letter or the Agency Fee Letter, and (b) to the extent invoiced, payment or reimbursement of all legal fees and other out-of-pocket expenses required to be paid or reimbursed by the Borrower hereunder or under any other Loan Document.

(7)       Insurance. The Administrative Agent shall have received a certificate of insurance coverage, dated not more than 5 days prior to the Closing Date, evidencing that the Obligors are carrying insurance in accordance with Section 5.1(9) hereof.

(8)       No Cessation of Financing Market; No Litigation. There shall not have occurred subsequent to and be continuing on the Closing Date any general banking moratorium or any practical cessation in the bank or private debt financing markets, and there shall not have been introduced any material governmental restrictions imposed on lending institutions, which materially and adversely affect the type of lending transactions contemplated by this Agreement. No litigation, order, judgment, injunction or other action or proceeding shall be threatened or pending by any Person or Governmental Authority to enjoin, restrict, or prohibit the completion of the transactions contemplated hereby and by the other Loan Documents (including the delivery of the Security Documents and the granting of the Liens in favour of the Administrative Agent contemplated hereunder) or which may impose any material condition on the completion thereof that is materially adverse to the interests of the Lenders, or which could reasonably be expected to have a Material Adverse Effect, and the Administrative Agent shall have received an Officer’s Certificate confirming same.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(9)                Regulatory Approval; Consents; Waivers. The Obligors shall have provided to the Administrative Agent satisfactory evidence of their having obtained:

(a)	all material Authorizations (including all approvals listed in Schedule 3.1(3) or otherwise required pursuant to Section 3.1(3));

(b)	all corporate, partnership, shareholder and court approvals; and

(c)	all consents and waivers (the failure to obtain which would result in a breach or default under any Material Contract),

required in order to consummate the Transactions and that the same are in full force and effect.

(10)              Compliance Certificate. The Administrative Agent shall have received a Compliance Certificate prepared on a pro forma basis after giving effect to the Loans to be made on the Closing Date and the consummation of the other Transactions and confirming compliance with the financial covenants set out in Section 5.1(13) as at the Closing Date.

(11)             No Material Adverse Change. No Material Adverse Change shall have occurred since December 31, 2020.

(12)             Indebtedness. The Transactions contemplated in this Agreement and the other Loan Documents shall not have caused any event or condition to occur which has resulted, or which will result, in any Material Indebtedness (other than Indebtedness being repaid in connection with the Transactions) becoming due prior to its scheduled maturity or that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of any Liens under any Indebtedness (other than Permitted Liens).

(13)             Material Contracts. The Administrative Agent shall have received certified copies of, and be satisfied with the terms and conditions of, each of the Material Contracts requested by it.

(14)             Capitalization Arrangement. The Lenders shall be satisfied with the capital and corporate structure of the Borrower; provided that the Lenders are satisfied with the capital and corporate structure of the Borrower set out in Schedule 4.1(14).

(15)             Use of Proceeds. The Administrative Agent shall have received and be satisfied with a breakdown in reasonable detail of the uses of proceeds of the initial Borrowings to be made on the Closing Date and be satisfied that such uses (including payment of fees and expenses) are consistent with Section 5.1(7).

(16)             “Know Your Customer” Information. The Administrative Agent and the Lenders shall have received in respect of each Obligor all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including AML Legislation, the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) and OFAC.

(17)             Indenture Trustee Confirmation. The Administrative Agent shall have received the Indenture Trustee Confirmation.

(18)             Execution and Delivery of Documents. Each Obligor shall have duly authorized, executed and delivered all documents required to be delivered hereunder as at the Closing Date, all in form and substance satisfactory to the Administrative Agent. Such documents may be delivered to the Administrative Agent (or its counsel) by way of facsimile or other means of electronic transmission, provided that such number of original copies as may be reasonably requested shall be delivered by or on behalf of the Borrower to the Administrative Agent (or its counsel) within 30 days of the Closing Date.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(19)            Other Documentation. The Administrative Agent and the Lenders shall have received such other documents and instruments as are customary for transactions of this type or as they may reasonably request.

4.2	Each Credit Event.

The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of an LC Issuer to issue, amend, renew or extend any Letter of Credit (including, in each case, on the occasion of the initial Borrowings hereunder), is subject to the satisfaction of the following conditions:

(a)	the representations and warranties of the Borrower set out in this Agreement shall be true and correct in all material respects on and as of the date of each such Borrowing as if made on such date (except where such representation or warranty is stated to be made as of a particular date);

(b)	at the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing; and

(c)	the Administrative Agent shall have received a Borrowing Request in the manner and within the time period required by Section 2.3.

ARTICLE 5
AFFIRMATIVE COVENANTS

5.1	Covenants.

From (and including) the Closing Date until the Termination Date, the Borrower covenants and agrees with the Lenders as follows:

(1)                 Financial Statements, Reports and Other Information. The Borrower shall furnish to the Administrative Agent for distribution to each Lender:

(a)	as soon as available and in any event within 90 days after the end of each Fiscal Year, the audited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by independent auditors of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis;

(b)	as soon as available and in any event within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis, subject to normal year-end audit adjustments;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(c)	within 30 days of the end of each calendar month, a monthly operations report for the Brucejack Mine, in the form prepared by the Borrower for its internal purposes and in form and substance reasonably satisfactory to the Administrative Agent and the Lenders;

(d)	concurrently with the financial statements required pursuant to Sections 5.1(1)(a) and (b), a Compliance Certificate;

(e)	on or before the 90th day after each Fiscal Year end:

(i)	an annual Consolidated budget of the Borrower, approved by the Board of Directors of the Borrower and in the form so approved; and

(ii)	the Life of Mine Plan for the Brucejack Mine;

(f)	concurrently with any delivery of financial statements under Section 5.1(1)(a) or (b) a certificate of a Responsible Officer of the Borrower identifying (i) any change in the application of GAAP impacting such financial statements which has occurred since the date of the audited financial statements referred to in Section 5.1(1)(a) and specifying the effect of such change on the financial statements accompanying such certificate, (ii) all new Subsidiaries formed or acquired since the end of the previous Fiscal Quarter, (iii) any Material Contract entered into, or any entry into, material amendment to, termination of, or material default under, any collective bargaining agreement, (iv) any changes of the type described in Section 5.1(12)) that have not been previously reported by the Borrower, (v) any Permitted Acquisitions that have been consummated since the end of the previous Fiscal Quarter, including the date on which each such Permitted Acquisition was consummated and the consideration therefor, (vi) any prepayment events set out in Section 2.9(1) that have occurred since the end of the previous Fiscal Quarter and setting forth a reasonably detailed calculation of the Net Insurance Proceeds received therefrom, and (vii) any property that has become Material Brucejack Mine Real Property since the end of the previous Fiscal Quarter;

(g)	promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by any Obligor with any securities commission, stock exchange or similar entity, and all materials distributed out of the ordinary course by the Borrower to its shareholders and which relate to matters in which any Lender or the Administrative Agent, in such capacities, can reasonably be expected to have an interest;

(h)	promptly after the Borrower acquiring Knowledge of any of the following, a certificate of the Borrower, signed by a Responsible Officer of the Borrower, specifying (i) any event which constitutes a Default or Event of Default, together with a statement in reasonable detail specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (ii) any notice of termination or other proceedings or actions which could reasonably be expected to adversely affect any of the Loan Documents in a material manner, (iii) the creation, dissolution, merger, amalgamation or acquisition of any Obligor, (iv) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Laws and which could reasonably be expected to have a Material Adverse Effect, (v) any material change in accounting or financial reporting practices by the Borrower, and (vi) any other event, development or condition which could reasonably be expected to have a Material Adverse Effect;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(i)	promptly after the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration before any Governmental Authority against any Obligor or any material property thereof (including pursuant to any applicable Environmental Laws) which could reasonably be expected to have a Material Adverse Effect;

(j)	upon request by the Administrative Agent, a copy of an insurance certificate summarizing the insurance coverages of the Obligors, in form and substance reasonably satisfactory to the Administrative Agent, and upon renewal of any insurance policy, a copy of an insurance certificate summarizing the terms of such policy, and upon request by the Administrative Agent, the Borrower will request from its insurance consultant and use commercially reasonable efforts to obtain copies of the applicable policies;

(k)	promptly following any request therefor, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of the Borrower by independent accountants in connection with the accounts or books of the Borrower or any Subsidiary, or any audit of any of them as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request; and

(l)	together with each Compliance Certificate delivered in accordance with Section 5.1(1)(d) a supplement to any Schedule hereto, or any representation made herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Schedule or as an exception to such representation or that is necessary to correct any information in such Schedule or representation which has been rendered inaccurate in any material respect thereby (and, in the case of any supplements to any Schedule, such Schedule shall be appropriately marked to show the changes made therein); provided that (i) no such supplement to any such Schedule or representation shall amend, supplement or otherwise modify any Schedule or representation, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing, and (ii) no supplement shall be required or permitted as to representations and warranties that relate solely to the Closing Date, provided that, however, in respect of the financial statements, reports, proxy statements or other materials and information required to be furnished pursuant to Sections 5.1(1)(a), (b) and (g), if any such financial statements, reports, proxy statements or other materials and information are publicly filed on the SEDAR system (and are accessible to the Administrative Agent), the Borrower may satisfy its delivery obligation pursuant to Sections 5.1(1)(a), (b) and (g), as applicable, by providing written notification to the Administrative Agent that such filing has been made.

(2)                Existence; Conduct of Business. The Borrower shall, and shall cause each other Obligor to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence (subject only to Section 6.1(3)), and except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect, obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(3)                Payment of Obligations. The Borrower shall, and shall cause each other Obligor to, pay its Obligations, including Tax liabilities when due and payable or as soon as possible thereafter once notice of non-payment has come to its attention, except where such Tax liabilities are the subject of a Permitted Contest.

(4)                Maintenance of Properties. The Borrower shall, and shall cause each other Obligor to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(5)                Books and Records; Inspection Rights. The Borrower shall, and shall cause each other Obligor to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower shall, and shall cause each other Obligor to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties (subject to compliance with applicable health and safety protocols), to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested; provided that all such visits, inspections and inquiries shall be co-ordinated through the Administrative Agent and unless an Event of Default has occurred and is continuing shall occur not more than once in any Fiscal Year.

(6)                Compliance with Applicable Laws, Authorizations and Material Contracts. The Borrower shall, and shall cause each other Obligor to, comply with all Applicable Laws and the terms of all Authorizations applicable to it or its property and with all of its obligations under its Material Contracts, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. The Borrower will maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

(7)                Use of Proceeds and Letters of Credit. The proceeds of the Term Loans shall be used solely to refinance the Indebtedness of the Obligors under the Term Loans under the Original Credit Agreement. The proceeds of the Revolving Loans shall be used for general corporate purposes of the Borrower and its subsidiaries, including for capital expenditures, repayment of the Indebtedness under the March 2022 2.5% Convertible Notes, Permitted Acquisitions and permitted Investments, but shall not in any event be used to make Restricted Payments. Letters of Credit shall be issued only to support mining operations, including reclamation obligations.

(8)	Further Assurances.

(a)	The Borrower shall, and shall cause each other Obligor to, cure promptly any defects in the execution and delivery of the Loan Documents, including this Agreement. Upon request, the Borrower shall, at its expense, as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments (and cause each other Obligor to take such action) in compliance with or performance of the covenants and agreements of the Borrower or any other Obligor in any of the Loan Documents, including this Agreement, or to further evidence and more fully describe the Collateral, or to correct any omissions or cure any defects in any of the Loan Documents, or more fully to state the security obligations set out herein or in any of the Loan Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Loan Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith, in the judgment of the Administrative Agent, acting reasonably.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(b)	The Borrower shall, and shall cause each of the other Obligors to, perform and satisfy to the satisfaction of the Administrative Agent and its counsel each of the requirements (the “Post-Closing Requirements”) listed in Schedule 5.1(8) on or before the date by which such Post-Closing Requirement is to be required to be performed pursuant thereto. For greater certainty, the Borrower acknowledges and agrees that the Post-Closing Requirements expressly include the obligation of the Borrower to, and to cause each of the other Obligors to, co-operate fully and promptly with the Administrative Agent and its counsel with respect to the completion of each of the Post-Closing Requirements and the provision of all information, documents, matters and things as the Administrative Agent or its counsel, acting reasonably, may deem necessary or advisable (i) to determine what actions must be taken to fulfil each of the Post-Closing Requirements, (ii) to complete and fulfil each of the Post-Closing Requirements, and (iii) to confirm and assess whether all actions necessary to fulfil each of the Post-Closing Requirements have been taken. The Administrative Agent, by instrument in writing and without any consent from any of the Lenders, may, in its sole and absolute discretion, extend any deadline for completion of a Post-Closing Requirement if the Administrative Agent, acting in good faith, believes that the extension will enable the Borrower and the Obligors to comply with such Post-Closing Requirement and such extension could not reasonably be expected to have a material adverse effect upon the Lenders.

(9)	Insurance.

(a)	The Borrower shall, and shall cause each other Obligor to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types and amounts and with deductibles as are (i) consistent with prudent mining and business practices for Persons engaged in business which is the same as or similar to the Business as carried on by the Obligors and which is carried on in the same or a similar location to that from which the Obligors carry on the Business (or applicable portion thereof), and (ii) in accordance with any requirement of any Applicable Law.

(b)	If and to the extent any Obligor receives any Net Insurance Proceeds:

(i)	if the aggregate amount of such Net Insurance Proceeds received by the Obligors in any Fiscal Year is not in excess of $10,000,000, the Obligor shall be entitled to receive payment of and to retain such Net Insurance Proceeds. To the extent any such Net Insurance Proceeds are received by the Administrative Agent, the Administrative Agent shall promptly, and in any event within five (5) Business Days of receipt thereof, remit such Net Insurance Proceeds to the Borrower;

(ii)	if the aggregate amount of such Net Insurance Proceeds received by the Obligors in any Fiscal Year is in excess of $10,000,000 but less than $50,000,000, the Obligor shall be entitled, at its option, to: (A) utilize such Net Insurance Proceeds to fund (or to reimburse the applicable Obligors for costs and expenses previously incurred in respect of) the repair, reconstruction and/or replacement of the property that was the subject of the applicable Event of Loss giving rise to such Net Insurance Proceeds, and to direct the Administrative Agent to make such Net Insurance Proceeds available to the Obligors for such purpose, or (B) direct that the Net Insurance Proceeds be used to make a prepayment of the principal outstanding under the Loans in accordance with Section 2.9(1); and

Pretium Resources Inc. – Amended and Restated Credit Agreement

(iii)	if the aggregate amount of such Net Insurance Proceeds received by the Obligors in any Fiscal Year is in excess of $50,000,000, and:

(A)	(I) if the Borrower shall have provided the Administrative Agent with a repair and reconstruction plan and budget which shall demonstrate to the satisfaction of the Required Lenders, acting reasonably, that the restoration of the Brucejack Mine (or other property that was the subject of the applicable Event of Loss giving rise to such Net Insurance Proceeds) in accordance with such plan is technically and economically feasible prior to the Maturity Date, (II) the Required Lenders have consented to such repair and/or reconstruction, such consent not to be unreasonably withheld or delayed, and (III) the Administrative Agent, acting reasonably, is reasonably satisfied that a sufficient amount of funds is or will be available to the Borrower to complete the required repair and/or reconstruction and after the completion thereof, the Brucejack Mine will be able to continue operation at a level that will enable the Borrower to service the Loans and pay all other amounts due to the Administrative Agent and the Lenders as and when due, such Net Insurance Proceeds shall be made available by the Administrative Agent to the Obligors to pay and satisfy costs incurred by the Obligors in connection with the repair and/or reconstruction and restoration of the Brucejack Mine (or such other property); or

(B)	if the foregoing conditions set out in clause (A) are not satisfied, or the Borrower elects not to so repair and/or reconstruct and restore the Brucejack Mine (or such other property), then the Net Insurance Proceeds shall be used to make a prepayment of the principal outstanding under the Loans in accordance with Section 2.9(1), provided that, in the case of clause (ii) or (iii) above, (A) pending such utilization or reimbursement, such Net Insurance Proceeds are held by the Administrative Agent pending disbursement to the Obligors in accordance with the foregoing, and (B) unless the Required Lenders otherwise agree in writing, any of such excess Net Insurance Proceeds that have not been used to fund costs incurred by the applicable Obligors in connection with the repair and/or reconstruction and restoration of the Brucejack Mine (or such other property) within 365 days of the receipt thereof shall be used by the Obligors to make a prepayment of the principal outstanding under the Loans in accordance with Section 2.9(1).

(c)	The Borrower shall obtain endorsements to the policies pertaining to all physical properties in which the Administrative Agent shall have a Lien under the Loan Documents, naming the Administrative Agent as an additional insured (with respect to liability insurance only) and a loss payee and containing (i) provisions that such policies will not be cancelled without 30 days prior written notice having been given by the insurance company to the Administrative Agent, and (ii) a standard non-contributory “mortgagee”, “lender” or “secured party” clause, and, to the extent the same are available in the marketplace on a commercially reasonable basis, such other provisions as the Administrative Agent may reasonably require to fully protect the Administrative Agent’s interest in the Collateral and to any payments to be made under such policies. At the request of the Administrative Agent, the Borrower shall request from its insurers, and use commercially reasonable efforts to obtain true copies of its insurance policies and deliver the same to the Administrative Agent on receipt.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(d)	In the event the Borrower fails to provide the Administrative Agent with timely evidence, reasonably acceptable to the Administrative Agent, of the maintenance of insurance coverage required pursuant to Section 5.1(9), or in the event that any Obligor fails to maintain such insurance, the Administrative Agent may purchase or otherwise arrange for such insurance, but at the Borrower’s expense and without any responsibility on the Administrative Agent’s part for: (i) obtaining the insurance; (ii) the solvency of the insurance companies; (iii) the adequacy of the coverage; or (iv) the collection of claims. The insurance acquired by the Administrative Agent may, but need not, protect any Obligor’s interest in the Collateral, and therefore such insurance may not pay claims which an Obligor may have with respect to the Collateral or pay any claim which may be made against an Obligor in connection with the Collateral. In the event the Administrative Agent purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrower shall be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans set forth in Section 2.5), fees and any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance. The Administrative Agent may charge all of such premiums, fees, costs, interest and other charges to the Borrower’s Revolving Loan account. The Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Administrative Agent may exceed the costs of insurance which the Borrower may be able to purchase on its own. In the event that the Administrative Agent purchases such insurance, the Administrative Agent shall promptly, and in any event within 15 days, notify the Borrower of said purchase.

(e)	Upon the occurrence and continuance of an Event of Default (and without limiting any other rights of the Administrative Agent or the Lenders hereunder or under any other Loan Document), (i) the Administrative Agent shall, subject to the rights of any holders of Permitted Liens holding claims senior to the Administrative Agent, have the sole right, in the name of the Administrative Agent or any applicable Obligor, to file claims under any insurance policies, to receive, receipt and give acquittances for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies, and (ii) all insurance proceeds in respect of any Collateral shall be paid to the Administrative Agent. In such event, the Administrative Agent shall apply such insurance proceeds to the obligations of the Borrower in accordance with Section 2.9(2).

(10)            Operation and Maintenance of Property. The Borrower shall, and shall cause each other Obligor to, manage and operate its business or cause its business and property to be managed and operated (a) in accordance with prudent mining and industry practice in all material respects and in compliance in all material respects with the terms and provisions of all Authorizations and Material Contracts, and (b) in compliance with all Applicable Laws of the jurisdiction in which such businesses are carried on, and all Applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses, except, in each case, where a failure to so manage and operate would not have a Material Adverse Effect.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(11)	Security Package.

(a)	Obligor Guarantee. The Borrower shall cause each present and future Subsidiary to enter into, or accede to, the Obligor Guarantee, such that such Person guarantees in favour of the Administrative Agent, for the benefit of the Secured Parties, all Secured Liabilities. The obligation of a Person to accede to the Obligor Guarantee shall arise as soon as reasonably practicable after such Person becomes a Subsidiary. For the avoidance of doubt, any Person other than a Subsidiary may accede to the Obligor Guarantee and in so doing become an Obligor.

(b)	GSA and Debenture. Each of the Borrower and Guarantors shall execute and deliver to in favour of the Administrative Agent, for the benefit of the Secured Parties, the GSA and the Debenture and such other agreements, documents and instruments as may be necessary or desirable to provide at all times in favour of the Administrative Agent, for the benefit of the Secured Parties, a first-priority Lien (subject only to Permitted Liens) over all of its present and future real and personal property, including the Material Brucejack Mine Real Property, together with such supporting materials as may be required to ensure the perfection or priority of such Lien. The obligation of each of the Borrower and Guarantors to provide any such Lien (to the extent such Lien has not previously been granted pursuant to the Original Security Documents) shall arise (a) in the case of the Material Brucejack Mine Real Property as of the Closing Date, in accordance with and as of the dates set forth in Schedule 5.1(8) and (b) otherwise, as soon as is reasonably practicable following the Borrower or Guarantor, as applicable, acquiring assets, property or undertaking that are not already subject to a Lien that complies with the terms of this Agreement. If any Lender determines, acting reasonably, that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender to hold or benefit from a Lien over real property pursuant to any law of the United States or any State thereof, such Lender may notify the Administrative Agent and disclaim any benefit of such security interest to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Lien for the benefit of any other Lender.

(c)	Pledge of Equity Securities. The Borrower shall, and shall cause each present and future Obligor to, provide at all times in favour of the Administrative Agent, for the benefit of the Secured Parties, a first-priority Lien (subject only to Permitted Liens) over all present and future Equity Securities of other Obligors in which such first Obligor has any right, title or interest, together with such supporting materials as may be required to ensure the perfection or priority of such Lien. The obligation of an Obligor to provide any such Lien shall arise as soon as is reasonably practicable following such Person (i) becoming an Obligor, or (ii) acquiring Equity Securities of another Obligor that are not already subject to a Lien that complies with the terms of this Agreement. The initial Liens over the Equity Securities held by the Obligors shall be granted pursuant to the GSA.

(d)	Deposit Account Control Agreements. With respect to each operating bank account maintained by any Obligor with a bank or other financial institution other than a Lender, the Borrower shall, or shall cause the relevant Obligor to, deliver to the Administrative Agent a deposit account control agreement permitting the Administrative Agent to exercise exclusive control of such operating bank account promptly upon delivery of written notice (an “Activation Notice”) to the relevant bank or financial institution, and otherwise in form and substance satisfactory to the Administrative Agent, acting reasonably, from such bank or other financial institution (i) for each such bank account in existence as at the Closing Date, within 45 days of the Closing Date, and (ii) for each such bank account established or maintained as an operating account after the Closing Date, within 30 days of such bank account being so established or maintained. As between the parties to the Agreement, the Administrative Agent agrees that it shall not deliver an Activation Notice under a deposit account control agreement absent a Default or Event of Default that is continuing.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(e)	Supporting Materials. In connection with the execution and delivery of any Security Document pursuant to Section 5.1(11), the Borrower shall, or shall cause the relevant other Obligor to, deliver to the Administrative Agent such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent and consistent with the relevant forms and types thereof delivered on the Closing Date, or as shall be otherwise reasonably acceptable to the Administrative Agent.

(12)            Registrations. The Borrower shall record, file or register, at the reasonable request of the Administrative Agent but at its own expense, applications for registration or financing statements (and continuation or financing change statements when applicable), and make any other registrations or filings, including where required, the registration of each of the Security Documents (collectively, “Registrations”) with respect to the Collateral now existing and hereafter created or arising and the creation of Liens therein under and as contemplated by the Security Documents, meeting the requirements of Applicable Law, in such manner and in such jurisdictions as are necessary or desirable, to protect, perfect and maintain the protection and perfection of, such Liens, and to deliver evidence of such Registration to the Administrative Agent on or prior to the Closing Date. If any Obligor (a) makes any change in its name, jurisdiction or organization or corporate structure, (b) changes its place of domicile, registered head office or chief executive office, or (c) takes any other action, which in any such case would, under the Applicable Law, require the amendment of any Registration recorded, registered and filed in accordance with the provisions hereof, the Borrower shall within 10 days after a change referred to in Section 5.1(12)(a), (b) or (c), give the Administrative Agent notice of any such change or other action and shall promptly, on the request of the Administrative Agent but at its own expense, file such Registrations as may be necessary or desirable to continue the perfection of the Liens in the Collateral intended under the Security Documents.

(13)	Financial Covenants. The Borrower shall:

(a)	Interest Coverage Ratio. Maintain an Interest Coverage Ratio with respect to and determined as at the last day of each Rolling Period of not less than 4.00 to 1.00.

(b)	Net Leverage Ratio (Covenant). Maintain a Net Leverage Ratio (Covenant) at all times of not more than 3:50 to 1.00.

(c)	Tangible Net Worth. Maintain Tangible Net Worth at all times of not less than Minimum Tangible Net Worth.

(d)	Minimum Liquidity. At any of the following times when any of the March 2022 2.5% Convertible Notes remain outstanding, maintain:

Pretium Resources Inc. – Amended and Restated Credit Agreement

(i)	on or after the Closing Date, but prior to September 30, 2021, Liquidity of not less than U.S. $50,000,000;

(ii)	on or after September 30, 2021, but prior to December 31, 2021, Liquidity of not less than U.S. $75,000,000; and

(iii)	on or after December 31, 2021, Liquidity of not less than U.S. $100,000,000.

(14)            Pension Plans. The Borrower shall, and shall cause each other Obligor to, ensure that each Pension Plan (if any) is administered in compliance with the terms of the applicable plan, the applicable funding agreement and any other documents governing the plan, and Applicable Law, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each other Obligor to, promptly provide the Administrative Agent with any documentation relating to any of the Pension Plans as the Administrative Agent may reasonably request. The Borrower shall, and shall cause its Subsidiaries to, notify the Administrative Agent within thirty (30) days of: (i) any material increase in the obligations or liabilities of any Obligor under any Pension Plan; or (ii) any Obligor assuming any obligation to sponsor, administer, participate in or contribute to any Pension Plan in respect of which such Obligor did not previously have an obligation to sponsor, administer, participate in or contribute to, as applicable.

ARTICLE 6
NEGATIVE COVENANTS

6.1	Negative Covenants.

From (and including) the Closing Date until the Termination Date, the Borrower covenants and agrees with the Lenders as follows:

(1)                Indebtedness. The Borrower shall not, and shall not permit any other Obligor to, issue, incur, assume or permit to exist any Indebtedness, except Permitted Indebtedness.

(2)                Liens. The Borrower shall not, and shall not permit any other Obligor to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by the Borrower or any other Obligor except Permitted Liens.

(3)                Corporate Changes. The Borrower shall not, and shall not permit any other Obligor to, merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing:

(a)	any Obligor may merge into, amalgamate or consolidate with any other Person (other than a Limited Obligor) where no Default or Event of Default would result therefrom and the priority of any Lien granted by such Obligor in favour of the Administrative Agent is not prejudiced thereby; and

(b)	any Obligor may liquidate or dissolve if it is a Wholly-Owned Subsidiary of another Obligor and all of its property passes to such Obligor,

provided that any transaction pursuant to Section 6.1(3)(a) shall not be permitted unless the merged, amalgamated or continuing corporation provides written confirmation satisfactory to the Administrative Agent, acting reasonably, that it is liable for the obligations of the relevant Obligor under the Loan Documents or, as applicable and where such merged, amalgamated or continuing corporation was not previously an Obligor, delivers the Security Documents and other deliverables required pursuant to Section 5.1(10) to the Administrative Agent. For the avoidance of doubt, nothing in this Section 6.1(3) shall serve to allow any Acquisition other than a Permitted Acquisition provided that it is acknowledged that any action or event described in clause (a) or (b) above among Obligors or among any Obligor and a subsidiary or subsidiaries thereof is not an Acquisition.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(4)                Permitted Business. The Borrower shall not, and shall not permit any other Obligor to, engage to any material extent in any business other than the Business.

(5)                Asset Dispositions. The Borrower shall not, and shall not permit any other Obligor to, Dispose of any of its property or assets, other than:

(a)	Dispositions of inventory (i) under Restricted Forward Sale Agreements that are otherwise permitted to be entered into hereunder, or (ii) made in the ordinary course of business;

(b)	Dispositions of property or assets between or among only Obligors;

(c)	Dispositions comprising leases, subleases or licenses of any property of any Obligor which do not, individually or in the aggregate, interfere in any material respect with (A) the ownership, use or operation of the Brucejack Mine substantially in accordance with the Life of Mine Plan, or (B) the conduct of any other material part of the Business, taken as a whole;

(d)	Dispositions of tangible personal property comprising Brucejack Mine Property, provided that the proceeds of such Disposition are used to acquire like assets of similar quality and value for use in the ownership, use and operation of the Brucejack Mine substantially in accordance with the Life of Mine Plan pertaining thereto within 90 days of the applicable Disposition, or, in the event that such corresponding acquisition is not made within such 90 day period, provided that the Obligors shall have, within that same 90 day period, provided a plan to the Administrative Agent detailing their planned use of such proceeds to acquire like assets of similar quality and value, which plan shall be effected within 365 days of the applicable Disposition, and provided further that (i) the Borrower’s ability to continue to own, use and operate the Brucejack Mine substantially in accordance with the Life of Mine Plan pertaining thereto will not be materially impaired by the assets so disposed of not being replaced for such 90 or 365 day period, as applicable, and (ii) the proceeds of such Disposition remain in bank accounts maintained by the Obligors with the Administrative Agent until so applied to acquire such assets;

(e)	Dispositions of (i) used, worn out, obsolete or surplus tangible property by an Obligor which in the reasonable judgment of the applicable Obligor is no longer practicable to maintain or required for (A) the ownership, use or operation of the Brucejack Mine substantially in accordance with the Life of Mine Plan, or (B) the conduct of any other material part of the Business, taken as a whole, (ii) Abandonment Property and (iii) any other property and assets of the Obligors, where the combined aggregate Fair Market Value of all such property and assets in this paragraph (e) does not exceed U.S. $10,000,000 in any Fiscal Year.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(6)                 Investments. The Borrower shall not, and shall not permit any other Obligor to, make or permit to exist any Investment other than:

(a)	Investments existing as at the Closing Date;

(b)	Investments in cash and Cash Equivalents;

(c)	Investments in other Obligors; and

(d)	Investments made while no Default or Event of Default has occurred and is continuing in bonds, notes, debentures or other debt securities or in Equity Securities issued by Persons organized under the laws of a Permitted Jurisdiction; provided that, the Equity Securities or other property acquired pursuant to such Investment shall be specifically pledged and made subject to a Lien in favour of the Administrative Agent.

(7)                Acquisitions. The Borrower shall not, and shall not permit any other Obligor to, make or enter into any Acquisition other than Permitted Acquisitions.

(8)                Hedging Arrangements. The Borrower shall not, and shall not permit any other Obligor to, enter into any Hedging Arrangement, except:

(a)	Hedging Arrangements (i) entered into in order to hedge or mitigate risks to which any Obligor has actual exposure (other than in respect of Equity Securities) and not for speculative purposes, and (ii) that would not result, at the time of the transaction effected pursuant thereto, in more than 65% of projected consolidated production of Saleable Product pursuant to the most recent Life of Mine Plan for the Brucejack Mine being hedged during the term of the relevant Hedging Arrangement (such 65% excluding, however, the hedging of quotational period pricing choices by customers of the Obligors); and

(b)	Hedging Arrangements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of any Obligor.

(9)                Restricted Payments. The Borrower shall not, and shall not permit any other Obligor to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that, so long as no Default or Event of Default is continuing or would be caused thereby:

(a)	the Borrower may declare and pay any dividend, distribution or return of capital with respect to its Equity Securities payable solely in additional Equity Securities and may purchase, redeem, retire or otherwise acquire its Equity Securities for consideration payable solely in additional Equity Securities of the Borrower;

(b)	the Borrower may declare and pay, in cash, any dividend, distribution or return of capital with respect to, or repurchase for cash consideration, its Equity Securities, provided that:

(i)	the Net Leverage Ratio (Covenant), determined for the Rolling Period ended as at the most recently completed Fiscal Quarter of the Borrower, does not exceed 2.00 to 1.00;

(ii)	the Borrower is in pro forma compliance with the financial covenants set forth in Section 5.1(13); and

Pretium Resources Inc. – Amended and Restated Credit Agreement

(iii)	all such payments made in any Fiscal Year shall not, in aggregate, exceed $40,000,000;

(c)	an Obligor (other than the Borrower) may declare and pay any dividend, distribution or return of capital with respect to its Equity Securities to any other Obligor;

(d)	an Obligor (other than the Borrower) may purchase, redeem, retire or acquire any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities from any other Obligor; provided that such purchase, redemption, retirement or acquisition complies with Applicable Law;

(e)	any Obligor may make payments pursuant to and in accordance with securities-based compensation arrangements, profit sharing plans or other benefit plans for its directors, management or employees;

(f)	the Borrower may pay reasonable and customary fees and expenses to independent directors that are not employees of an Obligor;

(g)	the Borrower may pay in full at maturity or at any time prepay all or any part of the principal and all accrued interest owing under the March 2022 2.5% Convertible Notes, provided the Borrower is in pro forma compliance with the financial covenants set forth in Section 5.1(13);

(h)	the Borrower may make scheduled payments of interest upon Subordinated Indebtedness that are not prohibited under the subordination terms of the March 2022 2.5% Convertible Notes (as confirmed by the Indenture Trustee Confirmation) or the applicable Subordination Agreement, as the case may be; and

(i)	any Obligor may make payments in connection with Indebtedness owing to any other Obligor.

(10)            Transactions with Affiliates. Subject to Section 6.1(3), the Borrower shall not, and shall not permit any other Obligor to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of their Affiliates, except:

(a)	in the ordinary course of business at prices and on terms and conditions not less favourable to the Borrower or such other Obligor than could be obtained on an arm’s-length basis from unrelated third parties;

(b)	transactions between or among Obligors (other than Limited Obligors) not involving any of their other Affiliates; and

(c)	any Permitted Investment, Investment permitted by Section 6.1(6) or Restricted Payment permitted by Section 6.1(9)).

Pretium Resources Inc. – Amended and Restated Credit Agreement

(11)               Restrictive Agreements. The Borrower shall not, and shall not permit any other Obligor to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon:

(a)	the ability of any Obligor to create, incur or permit to exist any Lien in favour of the Administrative Agent for the benefit of the Secured Parties upon any of its property or assets;

(b)	the ability of any Obligor to pay dividends or other distributions with respect to any Equity Securities or with respect to, or measured by, its profits or to repay loans or advances to any other Obligor or to provide a Guarantee of any Indebtedness of any other Obligor;

(c)	the ability of any Obligor to make any loan or advance to any other Obligor; or

(d)	the ability of any Obligor to sell, lease or transfer any of its property to any other Obligor;

provided that (i) Section 6.1(11)(a) through (d) shall not apply to restrictions and conditions imposed by Applicable Law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 6.1(11) (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and condition apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) Section 6.1(11)(a) shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness, and (v) Section 6.1(11)(a) shall not apply to customary provisions in leases and other ordinary course contracts restricting the assignment thereof.

(12)	Pension Plan Compliance. The Borrower shall not, and shall not permit any other Obligor to:

(a)	establish or terminate, or permit any other Obligor to establish or terminate, any Pension Plan or Benefit Plan or take any other action with respect to any Pension Plan or Benefit Plan, which could reasonably be expected to have a Material Adverse Effect;

(b)	sponsor, maintain, contribute to, or otherwise incur liability under any Defined Benefit Plan;

(c)	fail to withhold, make, remit or pay when due or permit any other Obligor to fail to withhold, make, remit or pay when due any employee or employer payments, contributions or premiums to or in respect of any Pension Plan or Benefit Plan pursuant to the terms of the particular plan, any applicable collective bargaining agreement or Applicable Law; or

(d)	contribute to or assume an obligation to contribute to any “multi-employer plan” as such term is defined in the Pension Benefits Standards Act (British Columbia) or any similar plan under pension standards legislation in another jurisdiction.

(13)	Issuance of Shares. The Borrower shall not, and shall not permit any other Obligor to, authorize or issue:

(a)	any Equity Securities (other than Equity Securities of the Borrower) to any Person other than another Obligor or otherwise as required by Applicable Law; or

Pretium Resources Inc. – Amended and Restated Credit Agreement

(b)	any preferred shares or other Equity Securities having a mandatory redemption right existing with regard thereto which could become operative on or before the Termination Date without the prior written consent of the Required Lenders, acting reasonably.

(14)            No Amendments to Subordinated Indebtedness. The Borrower shall not change or amend the terms of any Subordinated Indebtedness (or any indenture or agreement in connection therewith) if such change or amendment is prohibited by the subordination terms of the March 2022 2.5% Convertible Notes (as confirmed by the Indenture Trustee Confirmation) or applicable Subordination Agreement, as the case may be.

(15)            No Amendments to Constating Documents, etc. The Borrower shall not, and shall not permit any other Obligor to, amend, its constating documents, by-laws, partnership agreement or operating agreement, as applicable, in a manner that would adversely affect the Administrative Agent or the Lenders or such Obligor’s duty or ability to repay the Secured Liabilities.

(16)            No Amendments to Material Contracts. The Borrower shall not, and shall not permit any other Obligor to amend, modify, allow to expire, fail to exercise any renewal right or terminate (or waive any provision of or provide any consent under) any Material Contract in a manner which could reasonably be expected to have a Material Adverse Effect.

(17)            Use of Proceeds. The Borrower will not request any Borrowing, and the Borrower shall not use, and shall ensure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the direct proceeds of any Loan or Letter of Credit (and to the Borrower’s Knowledge with respect to the indirect use of the proceeds of any Loan or Letter of Credit):

(a)	in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws;

(b)	for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country; or

(c)	in any manner that would result in the violation of any Sanctions applicable to any party hereto.

ARTICLE 7
EVENTS OF DEFAULT

7.1	Events of Default.

If any of the following events (“Events of Default”) shall occur:

(a)	the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)	the Borrower shall fail to pay any interest on any Loan, any fee or any other amount (other than an amount referred to in Section 7.1(a)) payable under any Loan Document or any Reimbursement Obligation, when and as the same shall become due and payable and such failure shall continue unremedied for a period of 3 Business Days;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(c)	any representation or warranty made or deemed made by or on behalf of any Obligor in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed to be made; provided that where such representation or warranty is capable of remediation then an Event of Default shall occur only where it continues to be incorrect for 30 days after the earlier of (i) the Administrative Agent providing written notice thereof to the Borrower or (ii) the Borrower acquiring Knowledge thereof;

(d)	the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.1(1)(h)(i) (notice of Default or Event of Default), Section 5.1(2) (Existence; Conduct of Business) (but only with respect to the maintenance of the legal existence of an Obligor), Section 5.1(7) (Use of Proceeds and Letters of Credit), Section 5.1(13) (Financial Covenants) or in Article 6;

(e)	any Obligor shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 7.1(a), (b) or (d)) or any other Loan Document, and such failure shall continue unremedied for a period of 30 days after the earlier of (i) the Borrower acquiring Knowledge thereof, or (ii) notice thereof from the Administrative Agent to the Borrower (which notice shall be given at the request of any Lender);

(f)	(i) any breach or default in payment by any Obligor of any Material Indebtedness and such breach or default continues after any applicable grace period, or (ii) a default shall occur in the performance or observance of any other covenant, obligation or condition (other than a breach or default in payment) with respect to any Material Indebtedness (other than Indebtedness hereunder) of any Obligor if the effect of such default is to accelerate or to permit the acceleration of such Indebtedness and such default continues after any applicable notice or grace period;

(g)	any Obligor:

(i)	generally does not pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)	commits an act of bankruptcy under the BIA, or makes an assignment of its property for the general benefit of its creditors under the BIA, or makes a proposal (or files a notice of its intention to do so) under the BIA;

(iii)	institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(iv)	applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v)	threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in Section 7.1(g) or in Section 7.1(h), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof;

(h)	any petition is filed, application made or other proceeding instituted against or in respect of any Obligor:

(i)	seeking to adjudicate such Obligor an insolvent;

(ii)	seeking a receiving order against such Obligor under the BIA;

(iii)	seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of such Obligor or its debts or any other relief under any federal, provincial or foreign Applicable Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity; or

(iv)	seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for such Obligor or any substantial part of its property, and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 60 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against such Obligor thereunder in the interim, such grace period shall cease to apply, and provided further that if such Obligor files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period shall cease to apply;

(i)	any other event occurs which, under the Applicable Laws of any other relevant jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(g) or (h);

(j)	one or more judgments for the payment of money in a cumulative amount in excess of U.S. $10,000,000 in the aggregate is rendered against any one or more of the Obligors and they have not (i) provided for the discharge thereof in accordance with its terms within 60 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 60 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(k)	any property of any Obligor having a Fair Market Value in excess of U.S. $10,000,000 in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distraint), or any Lien thereon securing Indebtedness in excess of U.S. $10,000,000 (or its then equivalent in any other currency) is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of any Obligor or the property of any of them, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, continues in effect and is not released or discharged for more than 60 days or such longer period during which entitlement to the use of such property continues with such Obligor, and such Obligor is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of such Obligor, or is sold, in the interim, such grace period shall cease to apply;

(l)	this Agreement, any other Loan Document or any material obligation or other material provision hereof or thereof at any time is determined by a court of competent jurisdiction to not be a legal valid, binding and enforceable obligation of any Obligor, or the validity, legality or enforceability hereof or thereof is at any time contested by any Obligor, or any Obligor denies that it has any or any further liability or obligation hereunder or thereunder;

(m)	any Lien purported to be created by any Security Document shall cease to be, or shall be asserted by any Obligor not to be, a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien in Collateral; provided that, where such situation is capable of remediation, then an Event of Default shall occur only where the relevant Obligor fails to do so to the satisfaction of the Administrative Agent, acting reasonably, within 15 Business Days after the earlier of (i) the Administrative Agent providing written notice thereof to the Borrower or (ii) the Borrower acquiring Knowledge of such situation;

(n)	the termination, suspension, amendment or expiration of a licence, permit or contract which results in a Material Adverse Effect;

(o)	a Change in Control shall occur;

(p)	the Obligors shall abandon, place on care and maintenance or otherwise lose, whether voluntarily or involuntarily (including by way of sale, condemnation, seizure, expropriation or any similar or analogous means), all or any material portion of their interest in the Material Brucejack Mine Real Property or surrender, cancel, release, or suffer any termination or cancellation of any of its material rights, or its right, title and interest, in the Material Brucejack Mine Real Property;

(q)	there shall be a suspension of mining operations at the Brucejack Mine (other than planned temporary suspensions for sound operational reasons not to exceed 15 days) or sales of Saleable Product therefrom, in each case, for a period of thirty (30) days or more or, on resumption of mining operations at the Brucejack Mine or of sales of Saleable Product following any such suspension, there shall be a further suspension of mining operations at the Brucejack Mine or of sales of Saleable Product during a period of twenty (20) days following such resumption; or

Pretium Resources Inc. – Amended and Restated Credit Agreement

(r)	any Obligor makes an offer to prepay Permitted Unsecured Indebtedness (except for the March 2022 2.5% Convertible Notes),

then, (A) and in every such event other than those described in clause (B) below, and at any time thereafter during the continuance of such event or any other such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (x) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (y) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set out earlier in this paragraph, all of which are hereby waived by the Borrower, and (B) in the case of any event with respect to the Borrower described in Section 7.1(g), (h) or (i), the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, and Cover for any outstanding Letters of Credit, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE 8
THE ADMINISTRATIVE AGENT

8.1	Appointment of Administrative Agent.

Each Lender hereby designates The Bank of Nova Scotia as Administrative Agent to act as herein specified and as specified in the other Loan Documents. Each Lender hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of the Loan Documents and to exercise such powers and to perform such duties thereunder as are specifically delegated to or required of the Administrative Agent by the terms thereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its duties hereunder by or through its agents or employees. The provisions of this Article 8 are solely for the benefit of the Administrative Agent and the Lenders (including the Swingline Lender and the LC Issuers), and neither the Borrower nor any other Obligor shall have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” as used herein or in any other Loan Document (or any similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

8.2	Secured Parties.

(a)	The Security Documents shall be in favour of the Administrative Agent for the benefit of the Secured Parties.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(b)	The Secured Hedging Obligations shall be secured by the Liens granted under the Security Documents and rank pari passu with (i) the Secured Cash Management Obligations and (ii) the obligations of the Borrower under this Agreement.

(c)	The Secured Cash Management Obligations shall be secured by the Liens granted under the Security Documents and rank pari passu with (i) the Secured Hedging Obligations and (ii) the obligations of the Borrower under this Agreement.

(d)	Notwithstanding such common security and prior to the Lender Termination Date, all decisions regarding the administration and enforcement of the Security Documents shall be made by the Lenders alone, and no Secured Hedge Counterparty or Secured Cash Management Provider (in each case, except if such party is a Lender, and then only in its capacity as a Lender) shall have any voting rights under this Agreement or any other right whatsoever to participate in the administration or enforcement of the Security Documents. For the avoidance of doubt but without limitation, prior to the Lender Termination Date any or all of the Security Documents or any rights contained therein may be amended or released by the Administrative Agent without the consent of any Secured Hedge Counterparty or Secured Cash Management Provider.

(e)	Each Lender that is or becomes a Secured Hedge Counterparty or Secured Cash Management Provider shall be bound as such by virtue of its execution and delivery of this Agreement or an Assignment and Assumption, as applicable, notwithstanding that such capacity as Secured Hedge Counterparty or Secured Cash Management Provider may not be identified on its signature line.

8.3	Limitation of Duties of Administrative Agent.

The Administrative Agent shall have no duties or responsibilities except those expressly set out with respect to the Administrative Agent in this Agreement and as specified in the other Loan Documents. None of the Administrative Agent, nor any of its Related Parties shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or willful misconduct. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have, by reason of this Agreement or the other Loan Documents, a fiduciary relationship in respect of any Secured Party. Nothing in this Agreement or the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement except as expressly set out herein. The Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement or the other Loan Documents unless it is requested in writing to do so by the Required Lenders.

8.4	Lack of Reliance on the Administrative Agent.

(1)                Independent Investigation. Independently, and without reliance upon the Administrative Agent, each Lender, to the extent it deems appropriate, has made and shall continue to make (a) its own independent investigation of the financial condition and affairs of the Obligors in connection with the taking or not taking of any action in connection herewith, and (b) its own appraisal of the creditworthiness of the Obligors, and, except as expressly provided in this Agreement and the other Loan Documents, the Administrative Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the Transactions or at any time or times thereafter.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)                Administrative Agent Not Responsible. The Administrative Agent shall not be responsible to any Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectability, priority or sufficiency of this Agreement or the other Loan Documents or the financial condition of the Obligors or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the other Loan Documents, or the financial condition of the Obligors, or the existence or possible existence of any Default or Event of Default.

8.5	Certain Rights of the Administrative Agent.

If the Administrative Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement or the other Loan Documents, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Administrative Agent shall not incur liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement and the other Loan Documents in accordance with the instructions of the Required Lenders, or, to the extent required by Section 9.2, all of the Lenders.

8.6	Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary electronic transmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan or Borrowing that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

8.7	Indemnification of Administrative Agent.

To the extent the Administrative Agent is not reimbursed and indemnified by the Borrower, each Lender shall reimburse and indemnify the Administrative Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or willful misconduct.

Pretium Resources Inc. – Amended and Restated Credit Agreement

8.8	The Administrative Agent in its Individual Capacity.

With respect to its obligations under this Agreement and the Loans made by it, The Bank of Nova Scotia in its capacity as a Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Lenders” and “Required Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include The Bank of Nova Scotia in its capacity as a Lender hereunder. The Administrative Agent and the Joint Lead Arrangers may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrower or any Affiliate of the Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

8.9	May Treat Lender as Owner.

The Borrower, the Administrative Agent and each LC Issuer may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 9.4(3) for all purposes hereof until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

8.10	Successor Administrative Agent.

(1)                Replacement of Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders, the LC Issuers and the Borrower. Upon any such resignation, the Required Lenders shall have the right, upon five Business Days’ notice to the Borrower, to appoint a successor Administrative Agent (who shall not be a non-resident of Canada within the meaning of the Income Tax Act), subject to the approval of the Borrower, such approval not to be unreasonably withheld. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation of the retiring Administrative Agent, then, upon five Business Days’ notice to the Borrower, the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (subject to approval of the Borrower, such approval not to be unreasonably withheld), which shall be a financial institution having a combined capital and surplus of at least U.S. $1,000,000,000 (or the Equivalent Amount thereof) or having a parent company with combined capital and surplus of at least U.S. $1,000,000,000 (or the Equivalent Amount thereof).

(2)                Rights, Powers, etc. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Article 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

Pretium Resources Inc. – Amended and Restated Credit Agreement

8.11	No Independent Legal Action.

No Lender may take any independent legal action to enforce any obligation of the Borrower hereunder. Each Lender hereby acknowledges that, to the extent permitted by Applicable Law, the Security Documents and the remedies provided thereunder to the Secured Parties are for the benefit of the Secured Parties collectively and acting together and not severally, and further acknowledges that each Lender’s rights hereunder and under the Security Documents are to be exercised collectively, not severally, by the Administrative Agent upon the decision of the Required Lenders. Accordingly, notwithstanding any of the provisions contained herein or in the Security Documents, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder, but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders, provided that, notwithstanding the foregoing, in the absence of instructions from the Lenders (or the Required Lenders) and where in the sole opinion of the Administrative Agent the exigencies of the situation so warrant such action, the Administrative Agent may without notice to or consent of the Lenders (or the Required Lenders) take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each Lender hereby further covenants and agrees that upon any such written consent being given by the Required Lenders (or, to the extent required by Section 9.2, the Lenders), it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent, and each Lender further covenants and agrees that all proceeds from the realization of the Security Documents, to the extent permitted by Applicable Law, are held for the benefit of all of the Secured Parties and shall be shared among them in accordance with this Agreement, and each Lender acknowledges that all costs of any such realization (including all amounts for which the Administrative Agent is required to be indemnified under the provisions hereof) shall be shared among the Secured Parties in accordance with this Agreement. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, so as to fully carry out the intent and purpose of this Section 8.11 and each Lender hereby covenants and agrees that it shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrower hereunder or under the other Loan Documents, or any other document, instrument, writing or agreement ancillary hereto or thereto, other than such security as is provided hereunder or thereunder, and that it shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Revolving Credit, unless all of the Secured Parties shall at the same time obtain the benefit of any such security or agreement, as the case may be.

8.12	Joint Lead Arrangers.

The Joint Lead Arrangers, in such capacities, have no duties, liabilities or obligations hereunder.

8.13	Erroneous Payments by the Administrative Agent.

(1)                Clawback. If the Administrative Agent notifies a Lender or other Secured Party, or any Person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Loan Documents (any such Lender, other Secured Party or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (2)) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, other Secured Party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent, and such Lender or other Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than three Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Effective Rate, and in respect of an Erroneous Payment in Canadian Dollars or any other currency, at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent), and (y) a rate determined by the Administrative Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this Section 8.13(1) shall be conclusive, absent manifest error.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)                Error Designation. Without limiting the immediately preceding Section 8.13(1), each Lender or other Secured Party, or any Person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Loan Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or Secured Party, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case:

(a)	(i) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Administrative Agent to the contrary), or (ii) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(b)	such Lender or other Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 8.13(2).

(3)                Set-off. Each Lender or other Secured Party hereby authorizes the Administrative Agent to set-off, net and apply any and all amounts at any time owing to such Lender or other Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender or other Secured Party from any source, against any amount due to the Administrative Agent under immediately preceding Section 8.13(1) or under the indemnification provisions of this Agreement.

(4)                Assignment. In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with the immediately preceding Section 8.13(1), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time:

(a)	such Lender shall be deemed to have assigned its Loans (but not any of its Commitments) under any of the applicable Facilities with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Facilities”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not any of its Commitments) of the Erroneous Payment Impacted Facilities, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment;

Pretium Resources Inc. – Amended and Restated Credit Agreement

(b)	the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment;

(c)	upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its Commitments which shall survive as to such assigning Lender; and

(d)	the Administrative Agent may reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment.

The Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender under any of the Facilities and such Commitments under such Facilities shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or other Secured Party under the applicable Loan Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(5)                Indebtedness Satisfaction. The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Indebtedness owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Loan Party or (ii) the proceeds of realization from the enforcement of one or more of the Loan Documents against or in respect of one or more of the Loan Parties; provided that, in each case, such funds were received by the Administrative Agent for the purpose of discharging such Indebtedness.

(6)                Waiver of Defences. To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including waiver of any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Administrative Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(7)                Survival. Each party’s obligations, agreements and waivers under this Section 8.13 shall survive the resignation or replacement of the Administrative Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Commitments and/or the repayment, satisfaction or discharge of all Indebtedness (or any portion thereof) under any Loan Document.

(8)                Affiliates. For purposes of this Section 8.13, each Lender:

(a)	agrees it is executing and delivering this Agreement with respect to this Section 8.13 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 8.13 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates;

(b)	represents, warrants, covenants and agrees that its Affiliates referred to in this Section 8.13 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 8.13; and

(c)	agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 8.13 will be binding upon such Lender and such Lender does hereby indemnify and save the Administrative Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Administrative Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 8.13.

ARTICLE 9
MISCELLANEOUS

9.1	Notices.

(1)                Method and Contact Information. Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 9.1(2)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or e-mail in each case to the addressee, as follows:

(i)	if to the Borrower or any other Obligor:

Pretium Resources Inc.

1055 Dunsmuir Street

Suite 2300, Four Bentall Centre

P.O. Box 49334

Vancouver, BC

V7X 1L4

Attention: Mr. Matthew Quinlan, Vice President and Chief Financial Officer

Email: ●

Fax: (604) 558-4784

with a copy to:

Lawson Lundell LLP

Suite 1600, Cathedral Place

Vancouver, BC

V6C 3L2

Attention: Michael Low

Email: ●

Fax: (604) 669-1620

Pretium Resources Inc. – Amended and Restated Credit Agreement

(ii)	if to the Administrative Agent:

(A)	for Borrowing Requests, to:

●

(B)	for all other notices, to:

●

Attention: ●

Email: ●

with a further copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street

Suite 2600, Three Bentall Centre

P.O. Box 49314

Vancouver, BC

V7X 1L3

Attention: Michael Birch

Telephone:

E-mail: ●

Facsimile: (604) 631-3309

(iii)	if to any Lender or any LC Issuer, to it at its address, facsimile number or e-mail address set out opposite its name on Schedule 9.1 or in the Assignment Agreement pursuant to which it became a Lender.

(2)                Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communication to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(3)                Change of Address; When Notice Deemed Given. Any party hereto may change its address, facsimile number or e-mail address for notices and other communications hereunder by notice to the other parties hereto in the manner provided in Section 9.1. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

Pretium Resources Inc. – Amended and Restated Credit Agreement

9.2	Waivers; Amendments.

(1)                Waiver. No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.2(2), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(2)                Amendments. Neither this Agreement nor any other Loan Document (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders (and for greater certainty, any such waiver, amendment or modification shall not require any consent or other agreement of any Obligor other than the Borrower, notwithstanding that any such Obligor may be a party to this Agreement or any other Loan Document); provided that no such agreement shall:

(a)	increase the amount of any Commitment of any Lender;

(b)	extend the expiry date of any Commitment of any Lender;

(c)	reduce the principal amount of any Loan or reduce the rate of interest or any fee applicable to any Loan or Letter of Credit other than fronting fees (provided that the Required Lenders may amend the definition of Net Leverage Ratio (Applicable Margin) or any of its constituent definitions notwithstanding any effect on the Applicable Margin);

(d)	postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment (it being understood that modifications to, or waivers of, the mandatory prepayment provisions of Section 2.9(1) do not fall within this clause (d));

(e)	change Section 2.16 in a manner that would alter the sharing of payments required thereby;

(f)	change any of the provisions of Section 9.2 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder;

(g)	waive any Event of Default under Section 7.1(g), (h), or (i) (it being understood that any other Event of Default may be waived by the Required Lenders, notwithstanding that the Loans would otherwise bear a default rate of interest and be capable of falling due and payable); or

Pretium Resources Inc. – Amended and Restated Credit Agreement

(h)	release any Obligor from any material obligations under the Security Documents and other instruments contemplated by this Agreement, release or discharge any of the Liens arising under the Security Documents, permit the creation of any Liens, other than Permitted Liens, on any of the assets subject to the Liens arising under the Security Documents, lower the priority of any Lien arising under any of the Security Documents, or lower the priority of any payment obligation of any Obligor under any of the Loan Documents, in each case without the prior written consent of each Lender, or in the case of the matters referred to in Section 9.2(2)(a), (b), (c), (d) and (e), without the prior written consent of each Lender directly affected thereby and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Swingline Lender or any LC Issuer hereunder, as the case may be, without the prior written consent of the Administrative Agent, the Swingline Lender or such LC Issuer (as applicable). For greater certainty, the Administrative Agent may release and discharge the Liens constituted by the Security Documents or an Obligor from the Obligor Guarantee to the extent necessary to enable an Obligor to complete any Asset Disposition which is not prohibited by this Agreement. The Administrative Agent may also subordinate the Liens constituted by the Security Documents to any Lien permitted by Section 6.1(2) if and to the extent such Lien was intended to have priority over the Liens constituted by the Security Documents, as determined by the Administrative Agent, acting reasonably.

9.3	Expenses; Indemnity; Damage Waiver.

(1)                Expenses. The Borrower shall pay (a) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable and documented fees, charges and disbursements of external counsel for the Administrative Agent and all applicable Taxes, in connection with the syndication of the credit facilities provided for herein and the preparation and administration of this Agreement and the other Loan Documents, (b) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable and documented fees, charges and disbursements of external counsel for the Administrative Agent and applicable Taxes, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Loan Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (c) all out-of-pocket expenses incurred by the Administrative Agent, the Joint Lead Arrangers or any Lender, including the documented fees, charges and disbursements of external counsel for the Administrative Agent, the Joint Lead Arrangers and the Lenders (on the understanding that such Persons shall be represented on a collective basis by one firm of outside counsel and, if necessary, one firm of local counsel in each relevant jurisdiction) and all applicable Taxes, in connection with the assessment, enforcement or protection of their rights in connection with this Agreement, including its rights under Section 9.3, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(2)                Indemnity. The Borrower shall indemnify the Joint Lead Arrangers and each Secured Party, as well as each Related Party and each assignee of any of the foregoing Persons (each such Person and each such assignee being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all reasonable out-of-pocket expenses and all applicable Taxes (other than Excluded Taxes) to which any Indemnitee may become subject resulting from or in connection with (a) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (b) any Loan or Letter of Credit or any actual or proposed use of the proceeds therefrom, including, subject to the terms of this Agreement, any refusal by an LC Issuer to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit, (c) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by an Obligor, or any Environmental Liability related in any way to an Obligor, (d) any actual or prospective third party claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, or (e) the enforcement of any Indemnitee’s rights hereunder and any related assessment, investigation, defence, preparation of defence, litigation and enquiries; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of, or material breach of this Agreement, any other Loan Document or any other document, waiver or consent delivered in connection therewith by, such Indemnitee. The Borrower will have the right, at its expense, to assume the defence of any third party claim, litigation, investigation or proceeding relating to the foregoing (including settlement on terms approved by the Borrower and Required Lenders, acting reasonably). Any Indemnitee shall have the right to counsel of its own choice to represent it, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (i) the Borrower has failed promptly to assume the defence and employ counsel satisfactory to the Administrative Agent, acting reasonably, or (ii) such Indemnitee shall have been advised by counsel that there exist actual or potential conflicting interests between the Borrower and such Indemnitee;

Pretium Resources Inc. – Amended and Restated Credit Agreement

Pretium Resources Inc. – Amended and Restated Credit Agreement

(3)                Lender Responsibility for Unpaid Expenses and Indemnity. To the extent that the Borrower fails to pay any amount required to be paid under Sections 9.3(1) or (2), each Lender severally agrees to pay to the Administrative Agent, the Swingline Lender or such LC Issuer (as applicable) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Swingline Lender or such LC Issuer, in its capacity as such.

(4)                Inspections for Administration. Any inspection of any property of any Obligor made by or through the Administrative Agent or any Lender shall be for purposes of administration of the Transactions contemplated by this Agreement only, and no Obligor shall be entitled to rely upon the same (whether or not such inspections are at the expense of the Borrower).

(5)                No Representation. By accepting or approving anything required to be observed, performed, fulfilled or given to the Administrative Agent or the Lenders pursuant to the Loan Documents, neither the Administrative Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Administrative Agent or the Lenders.

(6)                Relationship Between Parties. The relationship between the Borrower and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrower and lenders. Neither the Administrative Agent nor the Lenders shall under any circumstances be construed to be partners or joint venturers of the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders shall under any circumstances be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrower or its Affiliates, or to owe any fiduciary duty to the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders undertake or assume any responsibility or duty to the Borrower or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrower or its Affiliates of any matter in connection with their property or the operations of the Borrower or its Affiliates. The Borrower and its Affiliates shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such matters shall be solely for the protection of the Administrative Agent and the Lenders, and neither the Borrower nor any other Person shall be entitled to rely thereon.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(7)                Limitation of Liability. The Administrative Agent and the Lenders shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to property caused by the actions, inaction or negligence of any Obligor or its Affiliates, and the Borrower hereby indemnifies and holds the Administrative Agent and the Lenders harmless on the terms set out in Section 9.3(2) from any such loss, damage, liability or claim.

(8)                Agreement Between Parties. The parties agree that this Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Borrower, the other Obligors, the Administrative Agent and the Lenders in connection with the Loans, and is made for the sole benefit of the Borrower, the other Obligors, the Administrative Agent and the Lenders, and their respective successors and assigns. Except as provided in Sections 9.3(2) and 9.4, no other Person shall have any rights of any nature hereunder or by reason hereof.

(9)                Payment of Expenses and Indemnity. All amounts due under Section 9.3 shall be payable not later than three Business Days after written demand therefor.

9.4	Successors and Assigns.

(1)                Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of an LC Issuer that issues any Letter of Credit), except that (a) the Borrower shall not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), and (b) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with Section 9.4(2). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of an LC Issuer that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)                Assignment by Lenders. Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (a) except in the case of an assignment to a Lender or a Lender Affiliate, the prior written consent of the Borrower and, in the case of an assignment of all or a portion of a Revolving Commitment or any Lender’s obligations in respect of its LC Exposure or Swingline Exposure, each LC Issuer and the Swingline Lender, must be obtained in respect of any assignment, which consent from the Borrower or LC Issuers, as applicable, shall not be unreasonably withheld or delayed, provided further that it shall not be unreasonable for the Borrower to withhold its consent to any proposed assignment by a Lender in favour of any Person: (i) which the Borrower, acting reasonably, determines (and so advises the relevant Lender and the Administrative Agent) to be a fund or other Person that customarily invests in distressed or weakened debt or other securities with a view to then obtaining a larger interest in the target entity or otherwise to be acting in the capacity of a vulture fund, (ii) which is not engaged in making, purchasing, holding or otherwise investing in credit facilities for commercial customers in the ordinary course of such Person’s business, or which at the time of such assignment holds any Subordinated Debt of the Borrower or any of its Subsidiaries; and (b) except in the case of an assignment of any Commitment to an assignee that is a Lender with a Commitment immediately prior to giving effect to such assignment, the Administrative Agent must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed); (c) the Borrower’s consent (including, for certainty, with respect to the matters in clause (d) below) shall not be required with respect to any assignment made at any time after the occurrence and during the continuance of an Event of Default, (d) except in the case of an assignment to a Lender or a Lender Affiliate or an assignment of the entire remaining amount of the assigning Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date on which the Assignment and Assumption relating to such assignment is delivered to the Administrative Agent) shall not be less than U.S. $5,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing and the amount held by each Lender after each such assignment shall not be less than U.S. $5,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing, (e) each partial assignment in respect of a Commitment and the related Loans shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement in respect of such Commitment and the related Loans, (f) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with (except in the case of an assignment to a Lender) a processing and recordation fee of U.S. $3,500, payable by the assigning Lender, (g) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire, and (h) no assignment may be made to any Obligor, any Affiliate of an Obligor, or a Defaulting Lender or a Lender Affiliate of a Defaulting Lender. The Administrative Agent shall provide the Borrower and each Lender with written notice of any change in (or new) address of a Lender disclosed in an Administrative Questionnaire. Subject to acceptance and recording thereof pursuant to Section 9.4(4), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, shall have all of the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12(2), 2.13, 2.14, 2.15 and 9.3). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with Section 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4(5).

(3)                Register. The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the LC Issuers, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, any LC Issuer and any Lender at any reasonable time and from time to time upon reasonable prior notice.

(4)                Acceptance and Recording of Assignments. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.4(2) and any written consent to such assignment required by Section 9.4(2), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9.4(4).

Pretium Resources Inc. – Amended and Restated Credit Agreement

(5)                Participations. Any Lender may, without notice to the Borrower or the consent of the Borrower, the Administrative Agent, the Swingline Lender or the LC Issuers, sell participations to one or more Persons (a “Participant”) that is not a competitor of the Obligors in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans owing to it); provided that (a) such Lender’s obligations under this Agreement shall remain unchanged, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (c) the Borrower, the Administrative Agent, the LC Issuers and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that (d) such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender shall not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(2) that affects such Participant, and (e) the Participant shall agree to maintain the confidentiality of Information (as defined in Section 9.16) on terms and conditions substantively similar to those contained in Section 9.16. Subject to Section 9.4(6), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12(2), 2.13, 2.14, 2.15 and 9.3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.4(2). To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 9.11 as though it were a Lender, provided that such Participant agrees to be subject to Section 2.16(4) as though it were a Lender.

(6)                Rights of Participant. A Participant shall not be entitled to receive any greater payment under Sections 2.12(2), 2.13, 2.14, 2.15 and 9.3 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant (for certainty, if the applicable Lender is not entitled to any payment under such sections, the Participant shall not be entitled to any payment thereunder), unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

(7)                Lender Pledge of Security. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and Section 9.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(8)                Borrower’s Obligations. Any assignment or grant of a participation pursuant to Section 9.4 shall constitute neither a repayment by the Borrower to the assigning or granting Lender of any Loan included therein, nor a new advance of any such Loan to the Borrower by such Lender or by the assignee or Participant, as the case may be. The parties acknowledge that the Borrower’s obligations hereunder with respect to any such Loans shall continue and shall not constitute new obligations as a result of such assignment or participation.

9.5	Anti-Money Laundering Legislation.

(1)                Information. The Borrower acknowledges that, pursuant to AML Legislation, the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

Pretium Resources Inc. – Amended and Restated Credit Agreement

(2)                Role of Agent. If the Administrative Agent has ascertained the identity of the Borrower or any authorized signatories of the Borrower for the purposes of applicable AML Legislation, then the Administrative Agent:

(a)	shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(b)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

9.6	Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

9.7	Survival.

All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the LC Issuers or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. Section 9.3 and Article 8 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof (provided that with respect to Section 9.3 any such obligations shall be unsecured).

Pretium Resources Inc. – Amended and Restated Credit Agreement

9.8	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed or other electronic form and the parties adopt any signatures received by a receiving fax machine or via e-mail as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of this Agreement which was so faxed or e-mailed.

9.9	Entire Agreement.

This Agreement (together with the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent or the Joint Lead Arrangers), constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement or in such other applicable agreements.

9.10	Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.11	Right of Set Off.

If an Event of Default shall have occurred and be continuing, each Secured Party is hereby authorized at any time and from time to time, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Secured Party to or for the credit or the account of any Obligor against any of and all of the obligations of the Obligors now or hereafter existing under the Loan Documents held by such Secured Party, irrespective of whether or not such Secured Party shall have made any demand under any Loan Document and although such obligations may be unmatured and regardless of the currency of the deposit. The rights of each Secured Party under this Section 9.11 are in addition to other rights and remedies (including other rights of set off) which such Secured Party may have.

Pretium Resources Inc. – Amended and Restated Credit Agreement

9.12	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in that Province and shall be treated, in all respects, as a British Columbia contract.

9.13	Attornment.

Each party hereto agrees (a) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of British Columbia, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such British Columbia court, (b) that it irrevocably waives any right to, and shall not, oppose any such British Columbia action or proceeding on any jurisdictional basis, including forum non conveniens, and (c) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from a British Columbia court as contemplated by this Section 9.13.

9.14	Service of Process.

Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.

9.15	WAIVER OF JURY TRIAL.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.

9.16	Confidentiality.

The Administrative Agent, each LC Issuer and each Lender shall maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of their Affiliates, Lender Affiliates (in the case of a Lender), directors, officers, employees, agents, insurers and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required by any Governmental Authority, (c) to the extent required by Applicable Law or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) while an Event of Default has occurred and is continuing in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 9.16, to any actual or prospective assignee of or Participant in any of its rights or obligations under this Agreement or to any actual or prospective counterparty (or its advisors) to any Hedging Arrangement with an Obligor, (g) to their auditors in connection with any audit (provided that such disclosure is limited solely to the existence of this Agreement and the obligations of the relevant Lender or Lender Affiliates thereunder), (h) with the consent of the Borrower, or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 9.16, or (ii) becomes available to the Administrative Agent, any LC Issuer, or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section 9.16, “Information” means all information received from or on behalf of any Obligor relating to any Obligor, any of their subsidiaries or Affiliates, or their respective business, other than any such information that is available to the Administrative Agent, any LC Issuer, the Joint Lead Arrangers, or any Lender on a non-confidential basis prior to disclosure by such Obligor. Any Person required to maintain the confidentiality of Information as provided in this Section 9.16 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Notwithstanding the foregoing, the Secured Parties and the Obligors agree that Blake, Cassels & Graydon LLP and Lawson Lundell LLP may inform league table services, such as Thomson Financial and Bloomberg, and make mention in its promotional publications and the media generally of its representation of the Secured Parties or Obligors, as applicable, with respect to the Transactions.

Pretium Resources Inc. – Amended and Restated Credit Agreement

9.17	No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this Agreement.

9.18	Paramountcy.

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Loan Document then, notwithstanding anything contained in such other Loan Document, the provisions contained in this Agreement shall prevail to the extent of such conflict or inconsistency and the provisions of such other Loan Document shall be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency, it being understood that the purpose of the other Loan Documents is to add to, and not detract from, the rights granted to the Administrative Agent (for its own benefit and the benefit of the other Secured Parties) under this Agreement. If any act or omission of any or all Obligors is expressly permitted under this Agreement but is expressly prohibited under any other Loan Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under any other Loan Document, but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under any other Loan Document but this Agreement does not expressly relieve any or all Obligors from such performance, such circumstance shall not constitute a conflict or inconsistency between the applicable provisions of such other Loan Document and the provisions of this Agreement.

9.19	Excluded Swap Obligations.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, any Excluded Swap Obligations of a Guarantor shall be excluded from:

(a)	the definition of “Secured Liabilities” in any Loan Document as it pertains to such Guarantor, and no Lien granted by a such Guarantor under any Loan Document shall secure any Excluded Swap Obligations; and

(b)	the definition of “Debtor Liabilities” in the Obligor Guarantee as it pertains to such Guarantor, and no Excluded Swap Obligations shall be guaranteed or indemnified by such Guarantor under any Loan Document.

9.20	LIMITATION OF LIABILITY.

NO CLAIM MAY BE MADE BY ANY OBLIGOR, ANY SECURED PARTY OR ANY OTHER PERSON AGAINST ANY INDEMNITEE ON ANY THEORY OF LIABILITY, FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES (AS OPPOSED TO DIRECT OR ACTUAL DAMAGES) ARISING OUT OF, IN CONNECTION WITH, OR AS RESULT OF, ANY LOAN DOCUMENT, THE TRANSACTIONS, OR ANY ACT, OMISSION OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH OBLIGOR AND SECURED PARTY HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL SUCH CLAIMS, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOUR.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

[signatures on the next following pages]

Pretium Resources Inc. – Amended and Restated Credit Agreement

- S1 -

PRETIUM RESOURCES INC., as Borrower

By:	“Matthew Quinlan”
Name: Matthew Quinlan
Title: Vice President, Chief Executive Officer
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S2 -

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	“Alastair Borthwick”
Name: Alastair Borthwick
Title: Managing Director

By:	“Venita Ramjattan”
Name: Venita Ramjattan
Title: Analyst
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S3 -

THE BANK OF NOVA SCOTIA, as Joint Lead Arranger, Joint Bookrunner, Lender and LC Issuer

By:	“Stephen MacNeil”
Name: Stephen MacNeil
Title: Director

By:	“Kurt Foellmer”
Name: Kurt Foellmer
Title: Director
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S4 -

ING CAPITAL LLC, as Joint Lead Arranger, Joint Bookrunner, Co-Syndication Agent, Lender and LC Issuer

By:	“Remko van de Water”
Name: Remko van de Water
Title: Managing Director

By:	“Remco Meeuwis”
Name: Remco Meeuwis
Title: Director
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S5 -

SG AMERICAS SECURITIES, LLC, as Joint Lead Arranger, Joint Bookrunner and Co-Syndication Agent

By:	“Alvaro Belevan”
Name: Alvaro Belevan
Title: Director
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S6 -

SOCIÉTÉ GÉNÉRALE, as Lender and LC Issuer

By:	“Alvaro Belevan”
Name: Alvaro Belevan
Title: Director
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S7 -

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	“Kazim Mehdi”
Name: Kazim Mehdi
Title: Executive Director

By:	“Mark Saraiva”
Name: Mark Saraiva
Title: Executive Director
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S8 -

ROYAL BANK OF CANADA, as Lender

By:	“Stam Fountoulakis”
Name: Stam Fountoulakis
Title: Authorized Signatory
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S9 -

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (CANADA BRANCH), as Lender

By:	“Jean-Pierre Beaupré”
Name: Jean-Pierre Beaupré
Title: COO - Canada

By:	“Xavier Roux”
Name: Xavier Roux
Title: SCO - Canada
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S10 -

BANK OF MONTREAL, as Lender

By:	“Ben Rough”
Name: Ben Rough
Title: Director
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S11 -

NATIONAL BANK OF CANADA, as Lender

By:	“Allan Fordyce”
Name: Allan Fordyce
Title: Managing Director

By:	“David Torrey”
Name: David Torrey
Title: Managing Director
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

- S12 -

CATERPILLAR FINANCIAL SERVICES LIMITED, as Lender

By:	“Jennifer Reilly”
Name: Jennifer Reilly
Title: Credit Manager
Signature Page	Pretium Resources Inc. – Amended and Restated Credit Agreement

EXHIBIT A

FORM OF BORROWING REQUEST1

TO:	The Bank of Nova Scotia, as Administrative Agent

RE:	Amended and Restated Credit Agreement dated as of August 9, 2021 made between, among others, the undersigned (the “Borrower”), you, as Administrative Agent, and the lenders from time to time party thereto (as further amended, supplemented or otherwise modified from time to time, the “Credit Agreement”)

We refer to the credit facility constituted by the Credit Agreement and we hereby give you notice that on [DATE] we wish to obtain a Borrowing in the aggregate amount of U.S. $[AMOUNT]. All capitalized terms used and not otherwise defined herein have the meanings given to them in the Credit Agreement.

The Borrowing requested hereby is to take the form of:

☐	a B/A Borrowing

☐	a Canadian Prime Borrowing

☐	a Base Rate Borrowing

☐	a LIBO Rate Borrowing

☐	a Letter of Credit

Such Borrowing is a [rollover/conversion] of outstanding [Bankers’ Acceptances (including any B/A Equivalent Loans) having Contract Periods ending [DATE]/[LIBO Rate Loans having an Interest Period ending [DATE]/Canadian Prime Loan/Base Rate Loans] in an aggregate principal amount of Cdn. $/U.S. $[AMOUNT].

[The Contract Period in respect of the B/A Borrowing requested hereby is [NUMBER] days2.]

[The Interest Period in respect of the LIBO Rate Borrowing requested hereby is [NUMBER] days3.]

We hereby certify, after due and careful investigation, that4:

(a)	each of the representations and warranties made by the Borrower in the Credit Agreement are true and correct on and as of the date hereof except to the extent that (i) any change to the representations and warranties has been disclosed to the Administrative Agent and accepted by the Required Lenders, or (ii) any representation and warranty is stated to be made as of a particular time; and

[1]	A separate Borrowing Request must be submitted for each Type of Borrowing.

[2]	This sentence is only required in the context of a Borrowing Request for a B/A Borrowing.

[3]	This sentence is only required in the context of a Borrowing Request for a LIBO Rate Borrowing.

[4]	This certification need not be made on conversions or rollovers.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit A – Page 1

(b)	on and as of the date hereof, no Default has occurred and is continuing.

DATED: [MONTH] [DAY], [YEAR]

PRETIUM RESOURCES INC.

By:
Name:
Title:

By:
Name:
Title:
Pretium Resources Inc. – Credit Agreement
Exhibit A – Signature Page

EXHIBIT B

COMPLIANCE CERTIFICATE

TO:	The Bank of Nova Scotia, as administrative agent under the Credit Agreement (the “Administrative Agent”)

AND TO:	The Lenders

Reference is made to the amended and restated credit agreement dated as of August 9, 2021 (as further amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) made between, among others, Pretium Resources Inc., as Borrower, The Bank of Nova Scotia, as Administrative Agent, and the Lenders now or hereafter parties thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

The undersigned, the [Chief Financial Officer] of the Borrower, in that capacity and not personally, hereby certifies that, as of the date hereof, (a) no Default exists and is continuing5 and all representations and warranties made in the Credit Agreement continue to be true and correct as if made on the date hereof6, except (i) to the extent that any change to the representations and warranties has been disclosed to the Administrative Agent and accepted by the Required Lenders or (ii) where such representation or warranty refers to a different date, (b) as at the end of the Fiscal Quarter ended [LAST DAY OF FISCAL QUARTER], the Borrower was in compliance with each of the financial tests set forth in Article 5 of the Credit Agreement7.

The Borrower’s compliance with each of such financial covenants as at the end of such Fiscal Quarter is demonstrated by the figures set out on the financial covenant compliance worksheet attached hereto as Schedule A.

DATED: [MONTH] [DAY], [YEAR]

Name:
Title: [Chief Financial Officer], [BORROWER]

[5]	Or, if there is an outstanding Default or Event of Default, specify the nature and status thereof and the Borrower’s proposed response thereto.

[6]	If this is not the case, specify the nature of any change.

[7]	Or, if there is non-compliance, specify same.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit B – Page 1

SCHEDULE A TO COMPLIANCE CERTIFICATE
FINANCIAL COVENANT COMPLIANCE WORKSHEET8

RE:	Rolling Period ended [MONTH] [DAY], [YEAR].

A.	INTEREST COVERAGE RATIO

Requirement: Maintain Interest Coverage Ratio of not less than 4.00 to 1.00 for each Rolling Period (Section 5.1(13)(a)).

1.	EBITDA[9]

(a)	Net Income	[●]

(b)	less, any non-cash income and gains	[●]

(c)	less, any extraordinary or non-recurring income and gains	[●]

(d)	plus Interest Expense	[●]

(e)	plus Income Tax Expense	[●]

(f)	plus Depreciation Expense	[●]

(g)	plus any other non-cash expenses and losses (including impairments)	[●]

(h)	plus, any extraordinary or non-recurring charges, expenses or losses	[●]

	EBITDA: (a – b – c + d + e + f+ g + h)	[●] (A)

2.	Interest Expense	[●] (B)

Interest Coverage Ratio: (A)/ (B)		[●]

[8]	All amounts determined on a Consolidated basis.

[9]	All amounts determined with respect to the Rolling Period in question and deducted/added to the extent included/deducted from Net Income.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit B – Page 2

B.	NET LEVERAGE RATIO (Covenant)

Requirement: (1) Maintain a Net Leverage Ratio (Covenant) of not greater than 3.50 to 1.00 for each Rolling Period (Section 5.1(13)(b)); and (2) Restricted Payments paid in cash are permitted provided that, inter alia, the Net Leverage Ratio (Covenant) does not exceed 2.00 to 1.00, as at the most recently completed Fiscal Quarter for the relevant Rolling Period (Section 6.1(9)(b)).

1.	Total Indebtedness

(a)	indebtedness for borrowed money	[●]

(b)	obligations evidence by notes, bonds, debentures and similar instruments	[●]

(c)	obligations under conditional sales and title retention agreements	[●]

(d)	obligations in respect of the deferred purchase price for property or services	[●]

(e)	Indebtedness of others secured on property owned or acquired (whether or not assumed)	[●]

(f)	all Guarantees of the Indebtedness of others	[●]

(g)	Capital Lease Obligations	[●]

(h)	obligations in respect of surety bonds, letters of credit and letters of guarantee (other than documentary or trade LCs and LGs issued in support of current accounts payable in the ordinary course of business)	[●]

(i)	obligations (contingent or otherwise) in respect of bankers’ acceptances	[●]

(j)	aggregate exposure under Restricted Forward Sale Agreements	[●]

(j)	aggregate amount due and payable under Hedging Agreements on an aggregate net basis	[●]

(k)	obligations to purchase, redeem or defease Equity Securities	[●]

	Total Indebtedness: (a + b + c + d + e + f+ g + h +i + j + k)	[●] (A)

2.	Cash Balance	[●] (B)

Net Indebtedness (Covenant): (A) – the greater of (i) ((B) - $50,000,000) and (ii) zero		[●] (C)

3.	EBITDA[10]	[●] (D)

Net Leverage Ratio (Covenant): (C)/ (D)		[●]
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit B – Page 3

C.	TANGIBLE NET WORTH

Requirement: Maintain Tangible Net Worth of not less than Minimum Tangible Net Worth (Section 5.1(13)(c)).

1.	total assets (excluding all assets that are treated as intangibles under GAAP)	[●] (A)

2.	total liabilities	[●] (B)

Tangible Net Worth : (A) – (B)		[●] (C)

1.	Tangible Net Worth as at the end of the immediately preceding Fiscal Quarter	[●] (D)

2.	50% of Net Income (if positive) from the current Fiscal Quarter	[●] (E)

Minimum Tangible Net Worth : (D) + (E)		[●] (F)

(C) to be not less than (F).

D.	MINIMUM LIQUIDITY[11]

Requirement: Maintain Liquidity of not less than U.S. $50,000,00012 / U.S. $75,000,00013 / U.S. $100,000,00014 (Section 5.1(13)(d)).

Cash Balance:

1.	cash of the Borrower not subject to a voluntary Lien[15]	[●] (A)

2.	Cash Equivalents of the Borrower not subject to a voluntary Lien	[●] (B)

Cash Balance: (A) + (B)		[●] (C)

[10]	See (A) on Page 2 of Exhibit B.

[11]	Applicable at all times when the March 2022 2.5% Convertible Notes remain outstanding.

[12]	Applicable on and after the Closing Date and before September 30, 2021.

[13]	Applicable on and after September 30, 2021 and before December 31, 2021.

[14]	Applicable on and after December 31, 2021 until the March 2022 2.5% Convertible Notes are retired.

[15]	Other than the Security and customary account documentation.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit B – Page 4

Revolving Credit availability:

1.	Revolving Commitments	[●] (D)

2.	Revolving Credit Exposure	[●] (E)

(D) - (E)		[●] (F)

Liquidity = (C) + (F)

E.	NET LEVERAGE RATIO (Applicable Margin)

For purposes of determining the Applicable Margin, the Net Leverage Ratio (Applicable Margin) is determined as follows:

1.	Total Indebtedness	[●] (A)

2.	Cash Balance	[●] (B)

Net Indebtedness (Applicable Margin): (A) – (B)		[●] (C)

3.	EBITDA[16]	[●] (D)

Net Leverage Ratio (Applicable Margin): (C)/ (D)		[●]

[16]	See (A) on Page 2 of Exhibit B.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit B – Page 5

EXHIBIT C

FORM OF
ASSIGNMENT AND ASSUMPTION AGREEMENT

This assignment and assumption agreement (the “Assignment and Assumption”) is dated as of the Effective Date set out below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set out in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set out herein in full.

For good and valuable consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (a) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any Letters of Credit and Swingline Loans included in such facilities) and (b) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:

[and is an Affiliate of [identify Lender]17]

3.	Borrower:	Pretium Resources Inc.

4.	Administrative Agent:	as the administrative agent under the Credit Agreement

5.	Credit Agreement:	The amended and restated credit agreement dated as of August 9, 2021 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) made between, among others, Pretium Resources Inc., as Borrower, The Bank of Nova Scotia, as Administrative Agent, and the Lenders now or hereafter parties thereto.

[17]	Select as applicable.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit C – Page 1

6.	Assigned Interest:

Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[18]
$	$	%

Effective Date:                                         , 20      [To be inserted by Administrative Agent and which shall be the effective date of recordation of transfer in the register therefor.]

The terms set out in this Assignment and Assumption are hereby agreed to:

[NAME OF ASSIGNOR]

By:
Name:
Title:

[NAME OF ASSIGNEE]

By:
Name:
Title:

[Consented to and]19 Accepted:

[NAME OF ADMINISTRATIVE AGENT], as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

[Consented to:][20] [NAME OF RELEVANT PARTY]

By:
Name:
Title:

[18]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

[19]	To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

[20]	To be added only if the consent of the Borrower and/or other parties (e.g. Swingline Lender, LC Issuer) is required by the terms of the Credit Agreement.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit C – Page 2

ANNEX 1

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.       Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or any other Person of any of their respective obligations under any Loan Document. Upon request, the Assignor shall, at the expense of the Administrative Agent (for reimbursement by the Borrower), as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments as the Administrative Agent may reasonably request in order to effect the transfer of the Assigned Interest, including any materials required to discharge the Assignee’s interest in and to the Collateral.

2.       Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.1 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender; (b) acknowledges the subordination terms of the March 2022 2.5% Convertible Notes (as confirmed by the Indenture Trustee Confirmation) and agrees to be bound thereby as if a party thereto, and (c) agrees that (i) it shall, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it shall perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

3.       Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Effective Date or accrued subsequent to the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for the periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

4.       General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit C (Annex 1) – Page 1

EXHIBIT D

FORM OF SUBORDINATION AGREEMENT

THIS AGREEMENT dated as of ● is made among the Junior Creditor, the Senior Creditors and the Debtors (in each case, as defined below).

RECITALS

A.	The Debtors are or may become indebted or obligated to the Creditors.

B.	The Parties wish to enter into this Agreement to confirm their respective rights and obligations, including the respective priorities of the Creditors in connection with the indebtedness and obligations of the Debtors to the Creditors.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1       Definitions. In this Agreement, the following terms have the meanings set out below unless the context requires otherwise:

“Agreement” means this agreement, as it may be amended, supplemented, restated or replaced from time to time.

“Bankruptcy Code” means Title 11 of the United States Code or any similar federal or state law for the relief of debtors.

“Bankruptcy Laws” means the BIA, the Bankruptcy Code and all other laws pertaining or applicable to bankruptcy, insolvency, debtor relief, debtor protection, liquidation, reorganization, arrangement, receivership, moratorium, assignment for the benefit of creditors or other similar laws.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“Borrower” means Pretium Resources Inc., a corporation existing under the laws of British Columbia.

“Obligor” has the meaning set out in the Senior Credit Agreement.

“Creditors” means the Senior Creditors and the Junior Creditor, and “Creditor” means any of them.

“Debtors” means the Borrower and each other Obligor.

“Debtor Assets” means, collectively, all present and future assets, property and undertaking of any Debtor, real and personal, moveable and immoveable, of whatsoever nature and kind and wheresoever situate.

“Demand” means any notification by a Creditor to a Debtor of a demand for payment under any Senior Loan Document or Junior Loan Document.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit D – Page 1

“Enforcement Action” means any of:

(a)	the acceleration of the time for payment of any of the Junior Debt (which shall include the making of a Demand with respect to any demand obligation);

(b)	the appointment of a receiver or receiver and manager of any Debtor or any of the Debtor Assets;

(c)	the commencement or initiation of any Insolvency Proceeding with respect to any Debtor;

(d)	the commencement or initiation of any action or proceeding to recover or receive payment of any of the Junior Debt;

(e)	the exercise of any right of set-off, combination or similar right against any Debtor; or

(f)	the exercise of any put option or the causing of any Debtor to honour any redemption obligation with respect to its securities.

“Insolvency Proceeding” means any proceeding seeking to adjudicate a Debtor an insolvent, seeking a receiving order or other similar order against a Debtor under Bankruptcy Laws, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief or composition of a Debtor or its debts or a stay of proceedings of a Debtor’s creditors generally (or any class of creditors) or any other relief, under any federal, provincial, territorial or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Bankruptcy Code, the Companies’ Creditors Arrangement Act (Canada) and any similar legislation in any jurisdiction) or at common law or in equity.

“Junior Creditor” means ●.

“Junior Debt” means, collectively, all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, absolute or contingent, matured or unmatured) of the Debtors to the Junior Creditor, and any unpaid balance thereof.

“Junior Loan Documents” means all documents, instruments and agreements under which any Junior Debt is incurred, evidenced or provided for.

“Lien” has the meaning set out in the Senior Credit Agreement.

“Parties” means the Creditors and the Debtors, and “Party” means any one of them.

“Payment” means, with respect to any Person, any payment by such Person, whether in cash or in kind, and whether by way of actual payment, set-off, counterclaim or otherwise.

“Permitted Payment” means any regularly scheduled payment of interest made pursuant to the terms and conditions of the applicable Junior Loan Document.

“Person” includes any natural person, corporation, company, limited liability company, unlimited liability company, trust, joint venture, association, incorporated organization, partnership, governmental authority or other entity.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit D – Page 2

“Senior Agent” means The Bank of Nova Scotia, in its capacity as administrative agent for the Senior Creditors under the Senior Credit Agreement, and includes any successor administrative agent appointed pursuant to the Senior Credit Agreement.

“Senior Credit Agreement” means the amended and restated credit agreement dated as of August 9, 2021 between, among others, the Borrower, as borrower, the Senior Agent, as administrative agent, and the lenders party thereto from time to time, as amended, supplemented, restated or replaced from time to time.

“Senior Creditors” means “Secured Parties” as defined in the Senior Credit Agreement.

“Senior Debt” means “Secured Liabilities” as defined in the Senior Credit Agreement.

“Senior Default” means any of the defaults or events of default specified in any Senior Loan Document (including the failure to pay on Demand with respect to any demand obligation) entitling a Senior Creditor to demand or accelerate payment of any Senior Debt or enforce other remedies, either immediately or after a cure or grace period.

“Senior Loan Documents” means all “Loan Documents”, as defined in the Senior Credit Agreement.

“Senior Security” means, collectively, all present and future guarantees and Liens granted by any Debtor to the Senior Agent or any other Senior Creditor pursuant to the Senior Credit Agreement as security for all or any part of the Senior Debt.

ARTICLE 2
RESTRICTIONS

2.1       No Junior Creditor Liens. No Debtor shall grant to or for the benefit of the Junior Creditor, and the Junior Creditor shall not accept, any Lien on any of the Debtor Assets as security for the whole or any part of the Junior Debt.

2.2       No Challenge. The Junior Creditor shall not, in any manner, contest, oppose or otherwise bring into question the validity, priority, perfection or enforceability of any of the Senior Security or any of the Senior Loan Documents.

2.3       Non-Impairment of Senior Creditors’ Rights. The Senior Creditors shall be entitled to manage and supervise their financial accommodation to the Debtors in accordance with applicable law and as they deem appropriate under the circumstances, without regard to the existence of the Junior Debt or any rights of the Junior Creditor in connection therewith. For the avoidance of doubt but without limitation, the Senior Creditors shall have the right, in their sole discretion, to exercise or refrain from exercising any powers, remedies or rights which any Senior Creditor may have in respect of the Debtor Assets under the Senior Security and the other Senior Loan Documents and to otherwise deal freely with the Debtors, all without affecting the liabilities and obligations of the Debtors and the Junior Creditor hereunder. The Junior Creditor agrees that any Debtor (or any Person on its behalf) may at any time repay or prepay the Senior Debt, or any part thereof.

ARTICLE 3
POSTPONEMENT

3.1       Junior Debt Postponement. Subject to Section 3.3, the Junior Debt is hereby postponed and subordinated to, and made subject in right of payment to the prior payment in full, in cash, of the Senior Debt.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit D – Page 3

3.2       Junior Debt Payment Restriction. Subject to Section 3.3 and notwithstanding the terms of the Junior Loan Documents, no Debtor (or any Person on its behalf) shall make or shall be entitled to make, and the Junior Creditor shall not accept and shall not be entitled to accept, any Payment to the Junior Creditor:

(a)	of any interest, principal, premium or other amount in respect of the Junior Debt; or

(b)	on account of the purchase, redemption, retirement or other acquisition of the Junior Debt or any portion thereof.

3.3       Permitted Payments. At any time when a Senior Default does not exist or would not be caused thereby, any Debtor may make, and the Junior Creditor may receive, Permitted Payments.

3.4       Proceeds Held in Trust. If any Payment is made to or received by the Junior Creditor in contravention of this Agreement, the Junior Creditor shall hold such Payment in trust for the Senior Creditors and shall forthwith pay such Payment to the Senior Agent for application against the Senior Debt.

3.5       Enforcement Restriction. Notwithstanding the terms of the Junior Loan Documents, until such time as the Senior Debt has been indefeasibly paid and satisfied in full, the Junior Creditor shall not, directly or indirectly, take or initiate any Enforcement Action; provided that the Junior Creditor may file of a proof of claim or similar instrument with respect to the Junior Creditor Debt in any Insolvency Proceeding or commence or initiate any action required to comply with statutory limitation periods (provided that such proceeding is then stayed).

ARTICLE 4
GENERAL MATTERS

4.1       Application of Agreement. The rights of the Senior Creditors and the priority of the Senior Debt set out in this Agreement shall apply irrespective of any matter or thing.

4.2       Waiver of Claims. To the maximum extent permitted by law, the Junior Creditor waives any claim it might have against the Senior Creditors with respect to, or arising out of, any action or failure to act or any error of judgment, negligence, or mistake or oversight whatsoever on the part of any Senior Creditor or their respective directors, officers, employees or agents with respect to any exercise of rights or remedies under the Senior Loan Documents or any transaction relating to the Debtor Assets.

4.3       Loan Document. This Agreement shall constitute a “Loan Document” within the meaning of the Senior Credit Agreement.

4.4       Reliance. All Senior Debt shall be deemed to have been made or incurred and continued in reliance upon this Agreement.

4.5       Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability in any other jurisdiction.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit D – Page 4

4.6       Alteration or Waiver. None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except by a written instrument executed by the Senior Agent for and on behalf of the Senior Creditors. Any such waiver, amendment, supplement or modification shall not require any consent or other agreement of any Debtor, notwithstanding that any such Debtor may be a party to this Agreement. No Senior Creditor will, by any act or delay, be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of any Senior Creditor, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by a Senior Creditor of any right or remedy hereunder on any one occasion will not be construed as a bar to any right or remedy which the Senior Creditor would otherwise have on any future occasion.

4.7       Governing Law; Attornment. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Without prejudice to the ability of a Party to enforce this Agreement in any other proper jurisdiction, the Parties irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of such Province. To the extent permitted by applicable law, each Party irrevocably waives any objection (including any claim of inconvenient forum) that it may now or hereafter have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of such Province.

4.8       Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word ’shall”. The word “or” is disjunctive; the word “and” is conjunctive. The word “shall” is mandatory; the word “may” is permissive. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Sections shall be construed to refer to Sections of this Agreement, and (f) Section headings are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

4.9       Successors and Assigns. This Agreement shall enure to the benefit of any Person becoming the Senior Agent or a Senior Creditor after the date of this Agreement.

4.10       Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, pertaining to the subject matter hereof.

4.11       Time of the Essence. Time is of the essence of this Agreement.

4.12       Counterparts and Electronic Signature. This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, and all such counterparts when taken together shall constitute but one and the same Agreement. Delivery of an executed signature page to this Agreement by facsimile or other electronic form of transmission shall be as effective as delivery of a manually executed copy of this Agreement.

[SIGNATURES ON THE NEXT FOLLOWING PAGES]

Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit D – Page 5

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

THE BANK OF NOVA SCOTIA, as administrative agent, for and on behalf of each of THE SENIOR CREDITORS

By:
Name:
Title:

By:
Name:
Title:
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit D – Signature Page 6

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

[JUNIOR CREDITOR]

By:
Name:
Title:
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit D – Signature Page

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

PRETIUM RESOURCES INC. for and on behalf of each of THE DEBTORS

By:
Name:
Title:
Pretium Resources Inc. – Amended and Restated Credit Agreement
Exhibit D – Signature Page

SCHEDULE 1.1(A)

SECURITY DOCUMENTS

ORIGINAL SECURITY DOCUMENTS

1.	Obligor Guarantee dated as of December 18, 2018 made by the Obligors in favour of the Administrative Agent.

2.	GSA dated as of December 18, 2018 made by the Obligors in favour of the Administrative Agent.

3.	Mortgage, Charge and Security Agreement dated as of December 18, 2018 made by the Obligors in favour of the Administrative Agent.

4.	Share certificates Nos. 4, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20, each together with a power of attorney for such share certificate endorsed in blank by the Borrower in respect of its shares of Pretium Exploration.

5.	Share certificate No. 3, together with a power of attorney for such share certificate endorsed in blank by the Borrower in respect of its shares of 0890696.

CLOSING DATE SECURITY DOCUMENTS

6.	Confirmation of Guarantee and Security dated as of the Closing Date made by the Obligors in favour of the Administrative Agent
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 1.1(A) – Page 1

SCHEDULE 1.1(B)

ROYALTY LIENS

1.	Existing Royalty, such being the 1.2% net smelter returns royalty granted in favour of Franco-Nevada Corporation on production from the Brucejack Mine in excess of 503,386 ounces of gold and 17,907,080 ounces of silver pursuant to:

(a)	Net Smelter Returns Royalty dated August 31, 2001 between Newhawk Gold Mines Ltd. (“Newhawk”) and Black Hawk Mining Inc.;

(b)	Confirmation, Novation and Amending Agreement dated May 13, 2013 between Pretium Exploration, B2Gold Corp. and Franco-Nevada Corporation; and

(c)	Royalty Assignment dated May 13, 2013 between B2Gold Corp. and Franco-Nevada Corporation.

2.	[OMITTED]

3.	Royalties payable with respect to any asset or property of the Obligors existing as of the Closing Date (none of which apply to production from the Brucejack Mine):

(a)	[OMITTED]

(b)	[OMITTED]

(c)	2% net smelter returns royalty with respect to the ores, metals or concentrates produced and sold from the mineral claims comprised of 26 mineral tenures covering a total of approximately 8,741.1 hectares, located in the Province of British Columbia, Canada, payable to Rodney V. Kirkham, which such royalty may be purchased from Rodney V. Kirkham at any time upon payment of Cdn. $1,000,000, pursuant to the Option Agreement between Silver Standard Resources Inc. and Rodney V. Kirkham dated July 8, 2009, the Exercise of Option Agreement between Silver Standard Resources Inc. and Rodney V. Kirkham dated December 23, 2010, and the Assignment and Assumption Agreement between Silver Standard Resources Inc. and the Borrower and Pretium Exploration dated on or about January 19, 2011;

(d)	2% net smelter returns royalty with respect to the ores, metals or concentrates produced and sold from the mineral claims comprised of 23 mineral tenures covering a total of approximately 992.0 hectares, located in the Province of British Columbia, Canada, payable to C.J. Greig Holdings Ltd., pursuant to the Purchase Agreement between C.J. Greig Holdings Ltd. and the Borrower entered in or around July of 2014; and

(e)	Net smelter returns royalty payable to Sandra L. Watts, equal to 2% of one-half of the net smelter returns received from the sale of all ores, metals and concentrates from the mineral claim known as “Xray 8”, located in the Sulphurets Area, Skeena Mining Division in the Province of British Columbia, Canada (the “Xray 8 Claim”), to a maximum of $216,667.67 less all purchase monies and advance royalties (being $1,666.67 per year commencing on December 15, 1991), subject to a minimum royalty payment of $1,667.67 per year after commenced of commercial production on the Xray 8 Claim, and a royalty buyout of $150,000, pursuant to, inter alia, a Purchase Agreement dated December 31, 1990 among Newhawk, Granduc Mines Limited and Grace Dawson, a Purchase Agreement dated February 3, 1992, a Memorandum of Understanding dated February 4, 1992 and an Assignment and Assumption Agreement dated February 4, 1992, all between Placer Dome Inc. and Newhawk, an Assumption Agreement dated June 12, 2001 between Seabridge Resources Inc. and Newhawk and a letter dated February 6, 2018 from Grace Dawson authorizing the permanent transfer of her entire royalty interests to Sandra L. Watts.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 1.1(B) – Page 1

SCHEDULE 2.1

LENDERS AND COMMITMENTS

Lender	Term Credit Commitment	Revolving Credit Commitment	Total Commitments
●	U.S. $●	U.S. $●	U.S. $●
●	U.S. $●	U.S. $●	U.S. $●
●	U.S. $●	U.S. $●	U.S. $●
●	U.S. $●	U.S. $●	U.S. $●
●	U.S. $●	U.S. $●	U.S. $●
●	U.S. $●	U.S. $●	U.S. $●
●	U.S. $●	U.S. $●	U.S. $●
●	U.S. $●	U.S. $●	U.S. $●
●	U.S. $●	U.S. $●	U.S. $●

TOTAL	U.S. $100,000,000	U.S. $250,000,000	U.S. $350,000,000
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 2.1 – Page 1

SCHEDULE 3.1(3)

GOVERNMENTAL APPROVALS; NO CONFLICTS

Nil.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (3) – Page 1

SCHEDULE 3.1(5)

LITIGATION

1.	Bear Creek, Blue Max, More Core and Lakelse Air Ltd. Actions

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Borrower and Pretium Exploration (the “Bear Creek Action”) alleging that the Borrower owes Bear Creek Cdn. $14,562,000 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Borrower filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Bear Creek has since brought an application for summary judgment, which is currently adjourned. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (“More Core”) (March 27, 2017) and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. More Core applied to, among other things, claim a direct contractual relationship with the Borrower. More Core’s application has been adjourned generally. If More Core’s application is successful, it is not expected to affect the amount sought against the Borrower. In August 2020, the Supreme Court of British Columbia heard Bear Creek’s application to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company, and ruled partially in favour of Bear Creek in this application on October 14, 2020. In February 2021, Bear Creek filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act. The Borrower is participating in those proceedings as a creditor of Bear Creek.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (5) – Page 1

SCHEDULE 3.1(10)

REAL PROPERTY

Part A – Mineral Tenures

A.1 Brucejack Mine - Mining Leases – held by Pretium Exploration Inc.

Item #	Tenure No.	Next Rental Payment Date	Area (ha)
1.	1038597	2021/SEP/17	53.6
2.	1038598	2021/SEP/17	553.6
3.	1038599	2021/SEP/17	35.7
4.	1038600	2021/SEP/17	107.2

A.2 Brucejack Mine - Mineral Claims – held by Pretium Exploration Inc.

Item #	Tenure No.	Good To Date	Area (ha)
1.	509223	2032/JAN/31	428.623
2.	509397	2032/JAN/31	375.147
3.	509400	2032/JAN/31	178.632
4.	1027399	2032/JAN/31	983.6067
5.	1027400	2032/JAN/31	500.3945
6.	1034915	2032/JAN/31	89.3499

A.3 Other Mineral Claims

Item #	Tenure No.	Claim Name	Good To Date	Area (ha)
1	255168	HAIDA #1	2031/JAN/31	25.0
2	396555	DAVE	2032/JAN/31	500.0
3	396853	FR 7	2032/JAN/31	350.0
4	405009	DAVE 4	2032/JAN/31	375.0
5	407579	FR 19	2032/JAN/31	300.0
6	407581	FR 20	2032/JAN/31	300.0
7	408309	DAVE 13	2032/JAN/31	500.0
8	408310	DAVE 14	2032/JAN/31	500.0
9	408311	DAVE 15	2032/JAN/31	500.0
10	508913	High NE	2032/JAN/31	429.417
11	509565	High C1	2032/JAN/31	447.335
12	530419	SILVER TIARA	2032/JAN/31	414.44
13	535942	JOBURG 1	2032/JAN/31	447.555
14	535943	JOBURG 2	2032/JAN/31	196.948
15	535944	JOBURG 3	2032/JAN/31	179.042
16	539880	CELL32	2032/JAN/31	72.1612
17	539887		2032/JAN/31	18.0374
18	553594	FREEZE 1	2032/JAN/31	447.4264
19	553595	FREEZE 2	2032/JAN/31	447.426
20	553598	FREEZE 3	2032/JAN/31	447.4255
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 1

21	553599	FREEZE 4	2032/JAN/31	429.5045
22	553601		2032/JAN/31	447.1852
23	553602		2032/JAN/31	447.1836
24	553603	FREEZE 7	2032/JAN/31	447.1816
25	553604	FREEZE 8	2032/JAN/31	429.2217
26	553605	FREEZE 9	2032/JAN/31	357.5722
27	553607	FREEZE 10	2032/JAN/31	446.9392
28	553609	FREEZE 11	2032/JAN/31	446.9369
29	553610	FREEZE 12	2032/JAN/31	428.9391
30	553612	FREEZE 13	2032/JAN/31	428.8994
31	553613	FREEZE 14	2032/JAN/31	446.6947
32	553614	FREEZE 15	2032/JAN/31	446.6918
33	553615	FREEZE 16	2032/JAN/31	428.6611
34	553616	FREEZE 17	2032/JAN/31	446.654
35	553617	FREEZE 18	2032/JAN/31	428.6493
36	553619	FREEZE 19	2032/JAN/31	446.5916
37	553621	FREEZE 20	2032/JAN/31	428.6179
38	553623	FREEZE 21	2032/JAN/31	446.4106
39	553624	FREEZE 22	2032/JAN/31	428.575
40	553625	FREEZE 22	2032/JAN/31	428.514
41	553626	FREEZE 23	2032/JAN/31	428.3881
42	553628	FREEZE 24	2032/JAN/31	428.4356
43	553629	FREEZE 25	2032/JAN/31	428.3738
44	553630	FREEZE 26	2032/JAN/31	428.3909
45	553631	FREEZE 27	2032/JAN/31	428.3242
46	553632	FREEZE 28	2032/JAN/31	392.6073
47	553704	MELT 1	2032/JAN/31	428.1858
48	553707	MELT 2	2032/JAN/31	428.1826
49	553708	MELT 3	2032/JAN/31	446.0081
50	553711	MELT 4	2032/JAN/31	445.7883
51	553713	MELT 5	2032/JAN/31	427.9709
52	553716	MELT 6	2032/JAN/31	427.9716
53	553718	MELT 7	2032/JAN/31	445.9791
54	553719	MELT 8	2032/JAN/31	427.9726
55	553720	MELT 9	2032/JAN/31	427.9767
56	553721	MELT 10	2032/JAN/31	445.9783
57	553722	MELT 11	2032/JAN/31	445.528
58	553723	MELT 12	2032/JAN/31	445.9746
59	553725	MELT 14	2032/JAN/31	445.9747
60	553726	MELT 15	2032/JAN/31	445.9706
61	553727	MELT 16	2032/JAN/31	428.1063
62	553728	MELT 17	2032/JAN/31	427.9293
63	553729	MELT 18	2032/JAN/31	427.9279
64	553730	MELT 19	2032/JAN/31	427.9266
65	553732	MELT 21	2032/JAN/31	445.5298
66	553734	MELT 23	2032/JAN/31	427.7113
67	553735	MELT 24	2032/JAN/31	427.7501
68	564931	PARTHA MO	2032/JAN/31	162.2815
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 2

69	565046	2CELL	2032/JAN/31	36.0727
70	569182	BRUCEJACK GOLDFIELD 86	2032/JAN/31	874.782
71	569185	BRUCEJACK GOLDFIELD 95	2032/JAN/31	875.196
72	570464	GOLDFIELD 10 NEWSTAKE 2	2032/JAN/31	893.6421
73	584205	PARTHAMO2	2032/JAN/31	36.0689
74	587884		2032/JAN/31	35.8079
75	587907		2032/JAN/31	17.9051
76	588361	JO-16	2032/JAN/31	447.7938
77	588362	JO-17	2032/JAN/31	412.0636
78	588364	VENUS-1	2032/JAN/31	447.3831
79	588365	JO-18	2032/JAN/31	447.3955
80	592330	BOWSER 10	2032/JAN/31	428.2762
81	592331	BOWSER 11	2032/JAN/31	445.98
82	592338	BOWSER 18	2032/JAN/31	446.4954
83	592341	BOWSER 19	2032/JAN/31	446.7647
84	592342	BOWSER 20	2032/JAN/31	429.2256
85	592343	BOWSER 21	2032/JAN/31	447.4478
86	592344	BOWSER 22	2032/JAN/31	447.7652
87	592345	BOWSER 23	2032/JAN/31	376.5821
88	592439	A1	2032/JAN/31	446.6029
89	592444	A6	2032/JAN/31	178.4666
90	593446		2032/JAN/31	17.9316
91	593447	JO 1	2032/JAN/31	430.155
92	593449	JO 2	2032/JAN/31	447.895
93	593450	JO 3	2032/JAN/31	448.2607
94	593455	JO 19	2032/JAN/31	376.4286
95	593501	JO-20	2032/JAN/31	447.7849
96	593505	JO-21	2032/JAN/31	448.0254
97	593507	JO-22	2032/JAN/31	447.896
98	593508	JO-23	2032/JAN/31	448.1529
99	593509	JO-24	2032/JAN/31	286.8121
100	593510	JO-25	2032/JAN/31	447.5908
101	593511	B1	2032/JAN/31	429.7263
102	593512	B2	2032/JAN/31	429.7856
103	593513		2032/JAN/31	447.712
104	593514		2032/JAN/31	179.076
105	593515		2032/JAN/31	71.611
106	594138		2032/JAN/31	215.1985
107	594139		2032/JAN/31	125.5322
108	594140		2032/JAN/31	143.4682
109	594641	BOWSER 25	2032/JAN/31	142.9176
110	594650		2032/JAN/31	107.4081
111	598759	JO-26	2032/JAN/31	447.8164
112	598760	JO-27	2032/JAN/31	447.8919
113	598761	JO-28	2032/JAN/31	71.6536
114	598764	JO-29	2032/JAN/31	447.0738
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 3

115	598765	JO-30	2032/JAN/31	142.9886
116	598766	VENUS-2	2032/JAN/31	447.1307
117	598771	JO-31	2032/JAN/31	232.8145
118	604733	ZORAN 1	2032/JAN/31	446.1295
119	604734	ZORAN 2	2032/JAN/31	410.8676
120	604735	ZORAN 3	2032/JAN/31	268.3631
121	604737	ZORAN 4	2032/JAN/31	357.6116
122	604738	PATRIK 1	2032/JAN/31	429.4632
123	604739	PATRIK 2	2032/JAN/31	375.9609
124	604740	PATRIK 3	2032/JAN/31	322.1308
125	604741	MARIJANA 1	2032/JAN/31	429.0866
126	604742	MARIJANA 2	2032/JAN/31	411.1215
127	604743	MARIJANA 3	2032/JAN/31	428.9454
128	604744	MARIJANA 4	2032/JAN/31	446.7038
129	604784	ZORAN 5	2032/JAN/31	268.118
130	604785	ZORAN 6	2032/JAN/31	89.4636
131	604787	ZORAN 7	2032/JAN/31	429.2699
132	607645		2032/JAN/31	125.3425
133	608123	KNIPPLE	2032/JAN/31	358.0662
134	608125	1	2032/JAN/31	17.895
135	628944	MINUTE	2032/JAN/31	72.1699
136	628947	MAD	2032/JAN/31	36.0631
137	628948	RUSH	2032/JAN/31	36.0613
138	628949	DOG	2032/JAN/31	36.0672
139	628950	CONNECT	2032/JAN/31	72.1464
140	629203	ICE	2032/JAN/31	54.1159
141	629383	JOINER	2032/JAN/31	18.0413
142	629403	RAW	2032/JAN/31	18.0432
143	629424	JAMMER	2032/JAN/31	36.0766
144	629723	HAWAII FIVE-O!	2032/JAN/31	54.0886
145	629765	MOHR	2032/JAN/31	36.0688
146	629767	FEAH FACTOR	2032/JAN/31	18.0334
147	629803	RAD	2032/JAN/31	36.0825
148	629843	PAD	2032/JAN/31	18.0432
149	632344	LUCKY?	2032/JAN/31	54.114
150	637223	CASTLE 1	2032/JAN/31	446.6494
151	637243	CASTLE 2	2032/JAN/31	446.4151
152	637244	CASTLE 3	2032/JAN/31	446.2254
153	637263	CASTLE 4	2032/JAN/31	428.6416
154	637264		2032/JAN/31	446.2683
155	637283	CASTLE 6	2032/JAN/31	410.7792
156	637286	CASTLE 7	2032/JAN/31	446.571
157	637287	CASTLE 8	2032/JAN/31	428.4405
158	637288	CASTLE 9	2032/JAN/31	357.0278
159	637289	CASTLE 10	2032/JAN/31	447.0176
160	637303	CASTLE 11	2032/JAN/31	125.1242
161	637304	CASTLE 12	2032/JAN/31	268.1372
162	685663		2032/JAN/31	17.9031
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 4

163	685664	WHATHAPPENED	2032/JAN/31	429.5086
164	685666	WHATHAPPENED2	2032/JAN/31	35.7826
165	835572	ZZ2	2032/JAN/31	446.0387
166	835574	ZZ4	2032/JAN/31	445.8996
167	835576	ZZ5	2032/JAN/31	249.7178
168	835640	ZZ6	2032/JAN/31	375.1591
169	835647	ZZ9	2032/JAN/31	428.7919
170	835651	ZZ11	2032/JAN/31	357.3712
171	835652	ZZ13	2032/JAN/31	214.427
172	835762	IC2	2032/JAN/31	53.6685
173	835787	SNOW	2032/JAN/31	447.0274
174	835788	WIND	2032/JAN/31	303.716
175	835790	HAIL	2032/JAN/31	393.2918
176	841449		2032/JAN/31	429.5568
177	841454		2032/JAN/31	178.9243
178	842943		2032/JAN/31	196.8636
179	842991		2032/JAN/31	449.7072
180	842995		2032/JAN/31	448.2409
181	842998		2032/JAN/31	376.742
182	843000		2032/JAN/31	179.4669
183	843001		2032/JAN/31	215.6648
184	843002		2032/JAN/31	215.7574
185	843011		2032/JAN/31	143.2331
186	843013		2032/JAN/31	250.6587
187	843858	MARY	2032/JAN/31	446.4919
188	843861	EMMETT	2032/JAN/31	446.7192
189	843862	KAITLIN	2032/JAN/31	446.7542
190	843863	ALYSSA	2032/JAN/31	446.9126
191	843864	ADAM	2032/JAN/31	428.9109
192	843865	TYRELL	2032/JAN/31	447.1535
193	843866	DOG	2032/JAN/31	446.8747
194	843868	CAT	2032/JAN/31	447.3074
195	843869	MALTESE	2032/JAN/31	428.9727
196	843870	VALLEY	2032/JAN/31	429.2691
197	843871	DEWDNEY	2032/JAN/31	393.7415
198	843872	RAINBOW	2032/JAN/31	446.9456
199	843873	POT OF GOLD	2032/JAN/31	393.2292
200	846560		2032/JAN/31	17.9143
201	855235		2032/JAN/31	287.7226
202	855849	S-1	2032/JAN/31	71.5931
203	856060		2032/JAN/31	377.4963
204	859467		2032/JAN/31	71.6403
205	866138		2032/JAN/31	143.8557
206	866139		2032/JAN/31	214.5674
207	890120		2032/JAN/31	17.8834
208	999202	SAND	2032/JAN/31	285.6941
209	999203	GRAVEL	2032/JAN/31	285.81
210	999222	ROCK 1	2032/JAN/31	393.4624
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 5

211	1000537		2032/JAN/31	160.9454
212	1002762	SAND 3	2032/JAN/31	429.058
213	1011275		2032/JAN/31	411.5223
214	1013031	FIRST	2032/JAN/31	1471.9983
215	1013056		2032/JAN/31	430.4259
216	1013908	WEST	2032/JAN/31	1751.8513
217	1014736	FRACTION 1	2032/JAN/31	89.5552
218	1015852		2032/JAN/31	555.2179
219	1016112		2032/JAN/31	17.8912
220	1019398		2032/JAN/31	89.6724
221	1020618	EAST GOLD NORTH	2032/JAN/31	215.3362
222	1020868	LIMP	2031/JAN/31	18.0471
223	1022893		2032/JAN/31	35.9952
224	1025012	BIG PYAG	2032/JAN/31	36.0689
225	1025431	SUPA ZOOVA	2031/JAN/31	18.0471
226	1026972	PL1	2032/JAN/31	661.8809
227	1026973	PL2	2032/JAN/31	1061.5016
228	1026975	PL3	2032/JAN/31	431.4337
229	1026976	PL4	2032/JAN/31	1254.0539
230	1027080		2032/JAN/31	1290.6816
231	1027081		2032/JAN/31	1218.5286
232	1029164	LAND AHOY	2032/JAN/31	53.7118
233	1032308	Old	2032/JAN/31	356.4816
234	1032310	Old 2	2032/JAN/31	410.1029
235	1032312	Old 3	2032/JAN/31	106.9832
236	1032314	TREATY 1	2032/JAN/31	1158.3296
237	1033880		2032/JAN/31	35.8202
238	1034345		2032/JAN/31	18.0396
239	1034816		2032/JAN/31	71.7482
240	1034945	Left Over	2032/JAN/31	1108.4397
241	1035934		2032/JAN/31	18.0296
242	1035977	High 1	2032/JAN/31	268.5489
243	1035978	High 2	2032/JAN/31	178.983
244	1035980	High 3	2032/JAN/31	35.7966
245	1035981	High 4	2032/JAN/31	375.9672
246	1035982	High 5	2032/JAN/31	35.7986
247	1035984	High 7	2032/JAN/31	53.6919
248	1035988	Tuck 1	2032/JAN/31	143.3041
249	1035989	Tuck 2	2032/JAN/31	358.1775
250	1035992	Extension 2	2032/JAN/31	214.9199
251	1035994		2032/JAN/31	53.7389
252	1036006		2032/JAN/31	539.1683
253	1038106		2031/JAN/31	18.0491
254	1038107		2032/JAN/31	18.0432
255	1044610		2032/JAN/31	520.2805
256	1044611		2032/JAN/31	861.6505
257	1044613		2032/JAN/31	430.4984
258	1044614		2032/JAN/31	502.2766
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 6

259	1044615		2032/JAN/31	53.8125
260	1044616		2032/JAN/31	575.273
261	1044617		2032/JAN/31	412.7602
262	1044618		2032/JAN/31	71.7851
263	1044640		2032/JAN/31	413.1069
264	1048082		2023/JAN/31	18.0569
265	1050314	LONG LAKE	2032/JAN/31	18.0357
266	1050908		2023/JAN/31	36.1157
267	1054775		2032/JAN/31	450.2874
268	1056275		2032/JAN/31	684.3095
269	1056537		2032/JAN/31	143.6221
270	1056580		2032/JAN/31	431.5822
271	1056581		2032/JAN/31	395.4293
272	1056582		2032/JAN/31	431.2448
273	1056584		2032/JAN/31	358.9849
274	1056585		2032/JAN/31	521.0634
275	1058098		2032/JAN/31	107.0079
276	1058100		2032/JAN/31	1071.3034
277	1058102		2032/JAN/31	481.8147
278	1058114		2032/JAN/31	375.1663
279	1058116		2032/JAN/31	303.6525
280	1058118		2032/JAN/31	303.619
281	1058122		2032/JAN/31	267.9022
282	1058124		2032/JAN/31	250.0041
283	1058168		2032/JAN/31	196.318
284	1058170		2032/JAN/31	89.2423
285	1058172		2032/JAN/31	214.2793
286	1058175		2032/JAN/31	125.0013
287	1058179		2032/JAN/31	214.3429
288	1058181		2032/JAN/31	214.2783
289	1058183		2032/JAN/31	125.0293
290	1058185		2032/JAN/31	71.4496
291	1058277		2032/JAN/31	321.1949
292	1058280		2032/JAN/31	107.2041
293	1058282		2032/JAN/31	107.2394
294	1058370		2032/JAN/31	392.5141
295	1058372		2032/JAN/31	285.5237
296	1058374		2032/JAN/31	357.006
297	1058375		2032/JAN/31	71.4108
298	1058378		2032/JAN/31	178.8867
299	1058379		2032/JAN/31	321.8235
300	1058380		2032/JAN/31	89.4449
301	1058383		2032/JAN/31	107.376
302	1058385		2032/JAN/31	143.1305
303	1058387		2032/JAN/31	125.1943
304	1058389		2032/JAN/31	125.157
305	1058391		2032/JAN/31	107.2051
306	1058422		2032/JAN/31	107.2749
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 7

307	1058424		2032/JAN/31	107.3104
308	1058426		2032/JAN/31	35.778
309	1058428		2032/JAN/31	53.6952
310	1058430		2032/JAN/31	53.6203
311	1058431		2032/JAN/31	467.5582
312	1058432		2032/JAN/31	323.7171
313	1058433		2032/JAN/31	503.7387
314	1058434		2032/JAN/31	89.8891
315	1058435		2032/JAN/31	287.7522
316	1058436		2032/JAN/31	107.9426
317	1058437		2032/JAN/31	161.9234
318	1058439		2032/JAN/31	215.4361
319	1058440		2032/JAN/31	161.6219
320	1058441		2032/JAN/31	376.8093
321	1058445		2032/JAN/31	89.8176
322	1058447		2032/JAN/31	269.3936
323	1058453		2032/JAN/31	251.5608
324	1058454		2032/JAN/31	1742.0933
325	1058455		2032/JAN/31	753.9446
326	1058456		2032/JAN/31	575.8736
327	1058457		2032/JAN/31	1663.2295
328	1058458		2032/JAN/31	1142.7634
329	1058459		2032/JAN/31	3070.3773
330	1060527	BILL	2023/JAN/31	126.4233
331	1060870		2032/JAN/31	143.4223
332	1060877		2032/JAN/31	1201.3993
333	1060901	KOOPA	2032/JAN/31	3817.9492
334	1064466	VEIN EXTENSION	2024/JAN/31	18.055
335	1079794	Part3	2027/JAN/31	90.3134
336	1079796	CASCADE	2027/JAN/31	108.3703

Part B - Fee Simple Parcels (0890696 B.C. LTD.)

Item #	Parcel Identifier	Legal Description
1.	005-549-591	Lot 18 Block 9 District Lot 466 Cassiar District Plan 818
2.	009-891-951	Lot 17 Block 9 District Lot 466 Cassiar District Plan 818
3.	014-206-323	Lot 19 Block 9 District Lot 466 Cassiar District Plan 818
4.	014-206-331	Lot 20 Block 9 District Lot 466 Cassiar District Plan 818
5.	014-206-340	Lot 21 Block 9 District Lot 466 Cassiar District Plan 818
6.	014-206-358	Lot 22 Block 9 District Lot 466 Cassiar District Plan 818
7.	014-206-366	Lot 23 Block 9 District Lot 466 Cassiar District Plan 818
8.	018-513-719	Lot 1 Section 19 Township 4 Range 5 Coast District Plan PRP13839
9.	028-583-205	Parcel D (Being a Consolidation of Lots 18 to 21, see BB1753438) Block 8 District Lot 466 Cassiar District Plan 818
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 8

Part C - Crown Land Tenures - Cannot be mortgaged, assigned or sublicensed

Item #	Document #	Description	Area	Term Start	Duration
1.	916625	Licence of Occupation- Utility Right-of-Way – Electric Power Line, with a right to a statutory right of way if certain conditions are met. Note: The government of BC is processing the transition of license #916625 to a statutory right of way with expected completion in third quarter of 2021	2943.24 HECTARES MORE OR LESS	2015/08/01	6 yrs
2.	920874	Licence of Occupation - Industrial Licence – Light Industrial	11.86 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
3.	920875	Licence of Occupation - Industrial Licence – Light Industrial	3.54 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
4.	demised to 936073
5.	920877	Licence of Occupation - Industrial Licence – Heavy Industrial	4.06 HECTARES MORE OR LESS	2015/08/01	30 yrs
6.	920878	Licence of Occupation - Industrial Licence – Heavy Industrial	27.77 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
7.	920881	Licence of Occupation - Industrial Licence – Light Industrial	0.25 HECTARES MORE OR LESS.	2015/08/01	30 yrs
8.	920910	Licence of Occupation – Transportation Licence – Airport/Airstrip	107.84 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
9.	920920	Licence of Occupation - Industrial Licence – Heavy Industrial	7.0 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 9

Item #	Document #	Description	Area	Term Start	Duration
10.	920921	Licence of Occupation - Industrial Licence – Heavy Industrial	7.86 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
11.	920922	Licence of Occupation - Industrial Licence – Heavy Industrial	18.23 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
12.	921268	Licence of Occupation - Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
13.	921269	Licence of Occupation - Communication Licence – Communication Sites	0.2 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
14.	921270	Licence of Occupation - Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
15.	921271	Licence of Occupation - Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
16.	921748	Licence of Occupation - Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
17.	S25923	Special Use Permit for the purpose of construction and maintenance of road	Portion of existing road from 0 to 58.6 km, plus the 12 km Knipple Glacier crossing.	2015/07/23	Indefinite (until District Manager notifies Permittee of road deactivation or that the need for permanent deactivation is precluded)
18.	936073	Licence of Occupation - Industrial Licence – Light Industrial	99.36 HECTARES, MORE OR LESS.	2019/08/01	26 yrs
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (10) – Page 10

SCHEDULE 3.1(12)

BENEFIT PLANS

Pension Plans

Nil.

Benefit Plans

1.	Customary group benefits plan covering: (i) accidental death and dismemberment insurance; (ii) basic life insurance; (iii) employee and family assistance program; (iv) extended health care and dental care coverage; (v) short and long term disability insurance; and (vii) health care spending account, generally not inconsistent with industry practice.

2.	Registered Retirement Savings Plan pursuant to which regular contributions by an employee of an amount between ●% and ●% of such employee’s salary are matched by the Borrower up to the combined annual contribution limit maximum for the first ● years of employment; then between ●% and ●% matching thereafter.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (12) – Page 1

SCHEDULE 3.1(13)

EXPROPRIATION

Nil.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (13) – Page 1

SCHEDULE 3.1(14)

SUBSIDIARIES

Obligor	Form of Legal Entity	Jurisdiction of Organization	Issued Equity Securities and Owner	Owned Equity Securities
Pretium Resources Inc.	Corporation	British Columbia		18 common shares of Pretium Exploration Inc. 1 common share of 0890696 B.C. Ltd.
Pretium Exploration Inc.	Corporation	British Columbia	18 common shares held by Pretium Resources Inc.
0890696 B.C. Ltd.	Corporation	British Columbia	1 common share held by Pretium Resources Inc.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (14) – Page 1

ORGANIZATIONAL CHART

Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (14) – Page 2

SCHEDULE 3.1(15)

INSURANCE

1.	Any claims against the Borrower’s director and officer insurance providers that may arise under its policies, in connection with the class action complaints under the secondary market provisions oin Part XXIII.1 of the Securities Act (Ontario) filed against the Borrower and certain of its officers and directors in the Ontario Superior Court of Justice in October and November of 2013 (File No.: VANSPC000049895) claiming Cdn. $60,000,000 in general damages on behalf of a class of persons who acquired the Borrower’s securities between July 23, 2013 and October 21, 2013.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (15) – Page 1

SCHEDULE 3.1(17)

MATERIAL CONTRACTS

1.	[OMITTED]

2.	[OMITTED]

3.	[OMITTED]

4.	Interconnection and Transmission Service Agreement dated November 21, 2016 between the Borrower and Long Lake Joint Hydro Limited Partnership, Long Lake Hydro GP Inc., Premier Power Corp. (“Long Lake Joint Venture”) for the interconnection to and use of the Long Lake Joint Venture System.

5.	Electricity Supply Agreement between Pretium Exploration and British Columbia Hydro and Power Authority, dated April 1, 2020.

6.	Agreement dated February 01, 2021 between Pretium Exploration Inc. and ●/Procon Joint Venture with respect to services for underground production stoping and development.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (17) – Page 1

SCHEDULE 3.1(18)

ENVIRONMENTAL MATTERS

Nil.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (18) – Page 1

SCHEDULE 3.1(19)

EMPLOYEE MATTERS

Nil.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (19) – Page 1

SCHEDULE 3.1(29)

JURISDICTIONS

British Columbia, Canada.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (29) – Page 1

SCHEDULE 3.1(30)

MINE SAFETY

On July 31, 2020, an employee of the Borrower was fatally injured during maintenance at a support facility on surface. The injured employee was treated immediately by the site emergency response team and then transported to the hospital in Terrace, British Columbia where he passed away on August 2, 2020. [OMITTED]

Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (30) – Page 2

SCHEDULE 3.1(32)

●

1.	[OMITTED]

2.	[OMITTED]

3.	[OMITTED]

4.	[OMITTED]

5.	[OMITTED]

6.	[OMITTED]

7.	[OMITTED]
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 3.1 (32) – Page 1

SCHEDULE 4.1(14)

CAPITALIZATION

Obligor	Issued Equity Securities and Owner
Pretium Resources Inc.
Pretium Exploration Inc.	18 common shares held by Pretium Resources Inc.
0890696 B.C. Ltd.	1 common share held by Pretium Resources Inc.
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 4.1 (14) – Page 1

SCHEDULE 5.1(8)

POST-CLOSING REQUIREMENTS

POST-CLOSING REQUIREMENT	DATE BY WHICH TO BE MET
1. The Borrower shall, or shall cause the other applicable Obligors to, execute and deliver a supplement to the Mortgage, Charge and Security Agreement (the “Original Mortgage”) dated as of December 18, 2018 made by the Obligors in favour of the Administrative Agent, for the benefit of the Secured Parties, in order to create a first-priority Lien (subject only to Permitted Liens) over such of the Material Brucejack Mine Real Property that was not previously made subject to a first-priority Lien in favour of the Administrative Agent under the Original Mortgage. Such supplement shall be accompanied by such supporting materials as are contemplated by Section 5.1(11)(e).	October 8, 2021
Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 5.1 (8) – Page 1

SCHEDULE 6.1(11)

RESTRICTIVE AGREEMENTS

Nil.

Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 6.1 (11) – Page 1

SCHEDULE 9.1

LENDER AND LC ISSUER CONTACT INFORMATION

Name of Lender or LC Issuer	Address	Facsimile No.	E-mail Address
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Pretium Resources Inc. – Amended and Restated Credit Agreement
Schedule 9.1 – Page 1